As filed with the Securities and Exchange Commission on August 19, 1999
                                                              File No. 333-78489


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

               Columbus Life Insurance Company Separate Account 1
                              (Exact Name of Trust)

                         Columbus Life Insurance Company
                               (Name of Depositor)

                             400 East Fourth Street
                             Cincinnati, Ohio 45202
          (Complete Address of Depositor's Principal Executive Offices)

                                                     Please send copies of all
                                                        communications to:
        Donald J. Wuebbling, Esq.                    Karen M. McLaughlin, Esq.
     Columbus Life Insurance Company                     Frost & Jacobs LLP
         400 East Fourth Street                           2500 PNC Center
         Cincinnati, Ohio 45202                        201 East Fifth Street
 (Name and Address of Agent for Service)               Cincinnati, Ohio 45202


                      An Indefinite Amount of Interests in
            Columbus Life Insurance Company Separate Account 1 Under
    Columbus Life Flexible Premium Variable Universal Life Insurance Policies
                     (Title of Securities Being Registered)

 As soon as practicable after the effective date of this Registration Statement
                 (Approximate Date of Proposed Public Offering)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     RECONCILIATION AND TIE BETWEEN ITEMS IN
                         FORM N-8B-2 AND THE PROSPECTUS

                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1

        FORM N-8B-2*     CAPTION IN PROSPECTUS**
        Item 1           Cover Page
        Item 2           Columbus Life Insurance Company and Separate Account 1
        Item 3           Not Applicable****
        Item 4           Service Providers
        Item 5           Columbus Life Insurance Company and Separate Account 1
        Item 6           Columbus Life Insurance Company and Separate Account 1
        Item 7           Not Required***
        Item 8           Not Required***
        Item 9           Not Applicable****
        Item 10          Purchasing Your Policy
                         Borrowing Your Money
                         Withdrawing Your Money
                         Death Benefits
                         Payment of Policy Proceeds
                         Charges
                         Continuation of Your Policy
                         Other Information About Your Policy
                         Premium Payments
                         Voting Rights
                         Columbus Life Insurance Company and Separate Account 1
                         Information About the Investment Options
                         Allocation of Net Premiums
                         Transferring Your Money
                         Riders
                         Tax Matters
        Item 11          Information About the Investment Options
        Item 12          Service Providers


        Item 13          Policy at a Glance
                         Borrowing Your Money
                         Withdrawing Your Money
                         Death Benefits
                         Charges
                         Riders
                         Information About the Investment Options
                         Service Providers
        Item 14          Purchasing Your Policy
                         Riders
                         Other Information About Your Policy

        Item 15          Purchasing Your Policy
                         Premium Payments
                         Allocation of Net Premiums
                         Transferring Your Money
                         Other Information About Your Policy
                         Information About the Investment Options
                         Valuation of Your Investment
        Item 16          Allocation of Net Premiums
                         Transferring Your Money
                         Borrowing Your Money
                         Withdrawing Your Money
                         Charges
                         Information About the Investment Options
                         Valuation of Your Investment


        Item 17          Purchasing Your Policy
                         Borrowing Your Money
                         Withdrawing Your Money
                         Death Benefits
                         Payment of Policy Proceeds
                         Charges
                         Continuation of Your Policy
                         Other Information About Your Policy
                         Riders


        Item 18          Valuation of Your Investment
                         Columbus Life Insurance Company and Separate Account 1
        Item 19          Other Information About Your Policy
        Item 20          Not Applicable****
        Item 21          Borrowing Your Money
                         Continuation of Your Policy
        Item 22          Not Applicable****
        Item 23          Columbus Life Insurance Company and Separate Account 1
        Item 24          Information About the Investment Options
                         Valuation of Your Investment
        Item 25          Columbus Life Insurance Company and Separate Account 1
        Item 26          Not Applicable****
        Item 27          Columbus Life Insurance Company and Separate Account 1
        Item 28          Columbus Life Insurance Company and Separate Account 1
        Item 29          Columbus Life Insurance Company and Separate Account 1
        Item 30          Not Applicable****
        Item 31          Not Applicable****
        Item 32          Not Applicable****
        Item 33          Not Applicable****
        Item 34          Not Applicable****
        Item 35          Purchasing Your Policy
                         Service Providers

        Item 36          Not Required***
        Item 37          Not Applicable****
        Item 38          Service Providers
        Item 39          Service Providers
        Item 40          Not Applicable****
        Item 41          Service Providers
        Item 42          Not Applicable****
        Item 43          Not Applicable****
        Item 44          Charges
                         Valuation of Your Investment
                         Premium Payments
        Item 45          Not Applicable****
        Item 46          Payments of Policy Proceeds
                         Charges
                         Valuation of Your Investment
        Item 47          Information about the Investment Options
        Item 48          Not Applicable****
        Item 49          Not Applicable****
        Item 50          Columbus Life Insurance Company and Separate Account 1


        Item 51 Columbus Life Insurance Company and Separate Account 1 Death Benefits
                         Riders
                         Other Information About Your
                         Policy Payment of Policy Proceeds
                         Purchasing Your Policy Premium
                         Payments Borrowing Your Money
                         Withdrawing Your Money
                         Continuation of Your Policy Other
                         Information About Your Policy
                         Charges Valuation of Your
                         Investment


        Item 52          Information About the Investment Options
        Item 53          Tax Matters
        Item 54          Not Applicable****
        Item 55          Not Applicable****
        Item 56          Not Required***
        Item 57          Not Required***
        Item 58          Not Required***
        Item 59          Not Required***


* Registrant includes this Reconciliation and Tie Statement in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment

         Company Act of 1940 on May 14, 1999 (File No. 811-9337). Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940,
         Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.


** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

**** Omitted from the Prospectus pursuant to Instruction 3 as to the Prospectus as set out in Form S-6.

                           Columbus Life Flexible Premium
                      Variable Universal Life Insurance Policy
                           Columbus Life Insurance Company
                                 Separate Account 1

                                     Prospectus

                                 August _____, 1999


This Prospectus describes the Columbus Life Flexible Premium Variable Universal Life Insurance Policy (Policy) and the investment options available to Policy owners. It contains information you should know before purchasing a Policy and selecting your investment options. Please read this Prospectus carefully and keep it for future reference.

The Policy is issued by Columbus Life Insurance Company (Columbus Life). The Policy is an investment alternative that offers you:

o   Life insurance protection       o  Tax-deferred earnings
o   Flexible premium payments       o  Access to your funds through
o   Flexible benefits                  withdrawals and loans
o   Optional coverages              o  19 investment options

You tell us how to invest your premium payments among the investment options. Your investment options include the following Sub-Accounts of Separate Account 1:

o   AIM V.I. Growth                        o   Touchstone International Equity
o   AIM V.I. Government Securities         o   Touchstone Income Opportunity
o   Alger American Small Capitalization    o   Touchstone High Yield
o   Alger American Growth                  o   Touchstone Value Plus
o   MFS VIT Emerging Growth                o   Touchstone Growth & Income
o   MFS VIT Growth with Income             o   Touchstone Enhanced 30
o   PIMCO Long-Term U.S. Government        o   Touchstone Balanced
o   Touchstone Small Cap Value             o   Touchstone Bond
o   Touchstone Emerging Growth             o   Touchstone Standby Income


The Fixed Account is an additional investment option. It is a fixed-rate option, backed by the general assets of Columbus Life.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains certain other material that is legally part of the registration statement for Columbus Life Insurance Company Separate Account 1 (Separate Account 1) and other information about Separate Account 1. You can view these documents at the Public Reference Room of the Securities and Exchange Commission or obtain copies, for a fee, by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549. You can also call the Securities and Exchange Commission at 800.SEC.0330.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Policies or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


The Policy is not a deposit or obligation of any bank. No bank has guaranteed or endorsed the Policy. The Policy is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, the National Credit Union Share Insurance Fund or any other agency.

Each Sub-Account invests in a corresponding Fund that may have a name and/or investment objective that is very similar to the name of a publicly available mutual fund managed by the same advisor and sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various factors that affect the operation of a Fund, such as implementation of the Fund's investment policies, Fund expenses and size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available mutual funds because you will pay additional charges related to your Policy, such as premium tax charges and mortality and expense risk charges.


Investments in variable life insurance policies involve investment risk, including possible loss of principal and interest.

                                  TABLE OF CONTENTS

TABLE OF CONTENTS..............................................................3
POLICY AT A GLANCE.............................................................4
SUMMARY........................................................................8
PURCHASING YOUR POLICY........................................................12
PREMIUM PAYMENTS..............................................................13
ALLOCATION OF NET PREMIUMS....................................................16
TRANSFERRING YOUR MONEY.......................................................18
BORROWING YOUR MONEY..........................................................20
WITHDRAWING YOUR MONEY........................................................21
DEATH BENEFITS................................................................23
PAYMENT OF POLICY PROCEEDS....................................................27
CHARGES.......................................................................30
CONTINUATION OF YOUR POLICY...................................................36
RIDERS........................................................................40
OTHER INFORMATION ABOUT YOUR POLICY...........................................44
INFORMATION ABOUT THE INVESTMENT OPTIONS......................................50
VALUATION OF YOUR INVESTMENT..................................................58
PERFORMANCE INFORMATION.......................................................59
VOTING RIGHTS.................................................................60
COLUMBUS LIFE INSURANCE COMPANY AND SEPARATE ACCOUNT 1........................60
SERVICE PROVIDERS.............................................................64
TAX MATTERS...................................................................65
OTHER GENERAL INFORMATION.....................................................74
SUPPLEMENT A - POLICY ILLUSTRATION...........................................A-1
SUPPLEMENT B - TABLE OF APPLICABLE DEATH BENEFIT FACTORS.....................B-1
SUPPLEMENT C - TABLE OF COST OF INSURANCE CHARGES............................C-1
SUPPLEMENT D - TABLE OF SURRENDER CHARGES....................................D-1
SUPPLEMENT E - CONTINUATION PROVISIONS.......................................E-1
SUPPLEMENT F - VALUATION PROCEDURES..........................................F-1
COLUMBUS LIFE INSURANCE COMPANY FINANCIAL STATEMENTS
GLOSSARY

                                 POLICY AT A GLANCE


The following is a snapshot of the Policy. Please refer to the Policy and the remainder of the Prospectus for further details and other information. See Supplement A for Illustrations of how various aspects of the Policy and investment performance can affect your Policy.



PREMIUM PAYMENTS AND WITHDRAWALS
--------------------------------
    Minimum Amounts
         Premiums                        Depends on the Insured's Attained Age, gender and underwriting class and the Specified
                                         Amount of insurance coverage
         Withdrawals                     $500

INSURANCE BENEFIT
-----------------
    Death Benefits
         Option 1                        Greater of Specified Amount or the applicable multiple of your Account Value
         Option 2                        Greater of Specified Amount plus Account Value or the applicable multiple of your
                                         Account Value
    Minimum Issue Limit
         Preferred                       $100,000
         Standard                        $25,000
    Minimum Increase or Decrease in      $25,000, subject to Minimum Issue Limit restrictions
        Coverage


    Riders
         Included Rider*                 Accelerated Death Benefit
         Optional Riders                 Accidental Death
                                         Insured Insurability
                                         Disability Credit
                                         Children's Term
                                         Other Insured

TRANSFERS
---------
    Number of Free Transfers             12 times between Sub-Accounts per Policy Year; 1 time from the Fixed Account per
                                         Policy Year (25% limitation in the first 4 years) or 1 time to the Fixed Account per
                                         Policy Year (restrictions do not apply to transfers made under the Dollar Cost
                                         Averaging Program)
    Minimum Amount of Transfer           $250 or the total amount in the Sub-Accounts, whichever is less


LOANS
-----
    Loan Amount
         Minimum                         None
         Maximum                         90% of the Cash Surrender Value, less any Indebtedness and less the next 2 Monthly
                                         Deductions and Monthly Expense Charges
    Interest Rate                        6.50% (maximum of 8.00%)





* Where permitted by state law.


POLICY CHARGES AND DEDUCTIONS
-----------------------------
    Percent of Premium Charges
        Premium Expense Charges          4.75% (maximum of 5.50%) of premium payments
        Tax Charges                      Varies by state of residence (maximum of 3.50% of premium payments)

    Monthly Deductions from Account Value
        Cost of Insurance Charges        Depends on the Insured's Attained Age, gender and underwriting class, and your Specified Amount, Account Value and death benefit option
        Monthly Expense Charges          $6.00 (maximum of $7.00)


        Rider Charges
            Accelerated Death Benefit    No charge until advance of funds (and then the only charge is interest on the advance)
            Accidental Death             Depends on the Insured's Attained Age and selected Accidental Death Benefit Amount
            Insured Insurability         Depends on the Insured's Attained Age and selected Insured Insurability Option Amount
            Disability Credit            Depends on the Insured's Attained Age and selected Credit Amount
            Children's Term              Depends on selected Children's Term Benefit Amounts
            Other Insured                Depends on each Other Insured's Attained Age, gender and underwriting class and selected Other Insured Benefit Amounts


    Separate Account Charges
        Mortality and Expense            0.90% effective annual rate (maximum of 1.00%) deducted daily from the
        Risk Charge                      Accumulation Unit Value of each Sub-Account


    Transaction Charges
        Transfer                         Charges $0 for first 12 transfers among Sub-Accounts each Policy Year; $10 for each additional transfer in a Policy Year--deducted from Account Value at time of transfer
        Surrender Charges
            Full Surrender               Depends on the decrease in Specified Amount as shown in your most recent Policy Schedule and in Supplement D (applies during the first 14 years since your Policy Date or since the date of any increase  in Specified Amount)--deducted from Account Value at time of surrender (maximum of $44.90 per $1,000 decrease in Specified Amount)

            Partial Surrender or         A pro rata portion of the full surrender charge shown in your most recent Policy Schedule
            Withdrawal                   and in Supplement D (applies during the first 14 years since your Policy Date or since the date of any increase in Specified Amount) and a $50 withdrawal fee for your second and each additional withdrawal in a Policy Year--deducted from Account Value at time of surrender or withdrawal (maximum of $44.90 per $1,000 decrease in Specified Amount)



FUND EXPENSES
-------------
                                                                                        Total Expenses       Total Expenses
                                                                           Other         After Expense       Before Expense
                                                        Advisor Fees      Expenses       Reimbursement        Reimbursement
AIM Variable Insurance Funds, Inc.
(Advisor--AIM Advisors, Inc.)
  AIM V.I. Growth Fund*                                    0.64%            0.08%           0.72%                0.72%
  AIM V.I. Government Securities Fund*                     0.50%            0.26%           0.76%                0.76%

The Alger American Fund
(Advisor--Fred Alger Management, Inc.)
  Alger American Small Capitalization Portfolio*           0.85%            0.04%           0.89%                0.89%
  Alger American Growth Portfolio*                         0.75%            0.04%           0.79%                0.79%

MFS Variable Insurance Trust
(Advisor--Massachusetts Financial Services Company)
  MFS VIT Emerging Growth Series*                          0.75%            0.10%           0.85%                0.85%(a)
  MFS VIT Growth with Income Series*                       0.75%            0.13%           0.88%                0.95%(a)

PIMCO Variable Insurance Trust
(Advisor--Pacific Investment Management Company)
  PIMCO Long-Term U.S. Government Portfolio*               0.40%            0.25%           0.65%                0.67%(b)

Touchstone Variable Series Trust
(Advisor--Touchstone Advisors, Inc.)
  Touchstone Small Cap Value Fund+                         0.80%            0.20%           1.00%                2.70%(c)
  Touchstone Emerging Growth Fund*                         0.80%            0.35%           1.15%                1.49%(c)
  Touchstone International Equity Fund*                    0.95%            0.30%           1.25%                1.95%(c)
  Touchstone Income Opportunity Fund*                      0.65%            0.20%           0.85%                1.25%(c)
  Touchstone High Yield Fund+                              0.60%            0.20%           0.80%                2.50%(c)
  Touchstone Value Plus Fund+                              0.75%            0.40%           1.15%                7.49%(c)
  Touchstone Growth & Income Fund+                         0.80%            0.05%           0.85%                1.37%(c)
  Touchstone Enhanced 30 Fund+                             0.65%            0.10%           0.75%                2.45%(c)
  Touchstone Balanced Fund*                                0.80%            0.10%           0.90%                1.37%(c)
  Touchstone Bond Fund+                                    0.55%            0.20%           0.75%                1.32%(c)
  Touchstone Standby Income Fund*                          0.25%            0.25%           0.50%                0.95%(c)



* The fee and expense figures shown for the Fund are based on amounts incurred during the fiscal year ended December 31, 1998.
+ Since the Touchstone Value Plus Fund started on May 1, 1998, the Touchstone Growth & Income Fund and the Touchstone Bond Fund started on January 4, 1999, and the Touchstone Small Cap Value Fund, the Touchstone High Yield Fund and the Touchstone Enhanced 30 Fund started on May 1, 1999, expenses for these funds are based on estimates.
(a) The custodian for each of the MFS Funds has agreed to an expense offset arrangement if expenses reach a certain level. The MFS Funds may also have other agreements that reduce the expenses actually paid by the MFS Funds. For example, prior to October 2, 1998, Massachusetts Financial Services Company had agreed to waive certain fees or reimburse the MFS Growth with Income Series so that its expenses did not exceed a specified level.
(b) Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that the total expenses of the PIMCO Long-Term U.S. Government Portfolio would exceed 0.65%.
(c) During 1998, fee waiver and expense reimbursement arrangements had the effect of reducing expenses actually paid by the Touchstone Emerging Growth Fund, the Touchstone International Equity Fund, the Touchstone Income Opportunity Fund, the Touchstone Balanced Fund and the Touchstone Standby Income Fund. Touchstone Advisors, Inc. has agreed to waive certain fees or reimburse each Touchstone Fund so that the Fund's total expenses do not exceed the percentage set forth in the "Total Expenses After Expense Reimbursement" column for the Fund. These agreements will remain in place until at least December 31, 1999.

                                     SUMMARY


This summary answers some basic questions about the Policy. Because this is a summary, please read the Policy and the remainder of the Prospectus for more details and other information. If the terms of your Policy differ from the description of the Policy in this Prospectus, you should rely on the terms of your Policy.


What Kind of Life Insurance is the Policy?

The Policy is a flexible premium, variable universal life insurance policy. The Policy is called "flexible premium" because you can change the amount and frequency of your premium payments, within certain limits. The Policy is called "variable" life insurance because your Cash Surrender Value and your Death Benefit can vary because your Account Value will vary.


Can I Obtain Personalized Illustrations Demonstrating How the Policy Might Work?

Yes, we will furnish, upon request and free of charge, a personalized illustration reflecting the proposed Insured's Attained Age, gender and underwriting class. We may charge a reasonable fee for additional illustrations.

How Do I Purchase a Policy?

You can apply for a Policy by contacting your insurance agent. We will not issue a Policy that insures a person who does not meet our underwriting standards. We will also not issue a Policy that insures a person who will be over 85 years of age on the date the Policy is issued. Insurance coverage under your Policy begins on the effective date of your Policy.

How Much Life Insurance Can I Purchase?

The minimum amount of life insurance you must purchase depends on which premium classification applies to your application. If you qualify for our "preferred" premium classification, the minimum amount of insurance you must purchase is $100,000; otherwise it is $25,000. We call this minimum amount of insurance the "Minimum Issue Limit."

We call the amount of insurance that you request the "Specified Amount."

You can request a change to your Specified Amount at any time after the first Policy Year. We must approve each request. You cannot decrease your Specified Amount below your Minimum Issue Limit. Surrender charges may apply to decreases in your Specified Amount.

What Insurance Protection Does the Policy Offer?

The Policy provides life insurance on the Insured. We will pay the Beneficiary the Death Proceeds when the Insured dies. The Death Proceeds include the Death Benefit under the Policy plus any insurance provided by riders to the Policy.

The Death Benefit will never be lower than your Specified Amount less any Indebtedness. Depending on the Insured's age and your Account Value, the Death Benefit could be higher than your Specified Amount. The amount of the Death Benefit also depends on the death benefit option you selected. We offer 2 death benefit options--Option 1 and Option 2.

Option 1 emphasizes the potential growth of your Account Value. If you select Option 1, any increase in your Account Value will decrease the risk to us relative to the death benefit we must pay when the Insured dies and will decrease your cost of insurance.

Option 2 emphasizes the potential growth of your Death Benefit. If you select Option 2, any increase in your Account Value will increase the amount of your Death Benefit. Your cost of insurance will be higher under Option 2.


How Much are the Premium Payments?

When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown in your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Insured reaches 100 years of age or dies.


You are not required to make premium payments in set amounts or on a set schedule. You may skip a Planned Premium payment and you may change the amount and frequency of your Planned Premium. You must use this flexibility responsibly to ensure that your insurance coverage continues. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force.

What Charges Will I Pay Under the Policy?

We assess charges to support the operation of your Policy and Separate Account 1, such as cost of insurance charges, rider charges, Monthly Expense Charges, premium expense charges, tax charges and mortality and expense risk charges. In addition, we assess administrative fees for processing withdrawals and certain transfers among the Sub-Accounts and surrender charges on withdrawals made in the first 14 years of the Policy or within 14 years following an increase in your Specified Amount. Some charges are subtracted from your premium payments, others reduce your Account Value or the Accumulation Unit Value.

What Factors Affect My Cost of Insurance Charges?

Your cost of insurance charges will depend on the Insured's age, gender and underwriting class, your Account Value, your Indebtedness and the death benefit option you select. The underwriting class depends on Insured's health, whether the Insured uses tobacco and other factors that we use to determine the insurability of the Insured. The maximum monthly cost of insurance charges will never exceed the guaranteed monthly cost of insurance rates as shown in your Policy Schedule.

What are My Investment Options?

You have 19 investment options for your Net Premiums. You may allocate your Net Premiums among the 18 Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in a corresponding Fund of AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (Touchstone). The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of losing money. The Fixed Account provides a guaranteed minimum rate of return.

How Do I Allocate My Net Premiums Among Investment Options?

You allocate your Net Premiums by specifying on your application the percentage of your Net Premiums you would like us to allocate to each investment option. You may change your allocation instructions at any time by notifying us either by telephone or in writing. When we receive a premium payment from you, we allocate the Net Premiums based on the most recent allocation instructions we have received from you.

How Will My Account Value Vary?

Your Account Value will vary on a daily basis to reflect the investment experience of the Sub-Accounts. Your Account Value will also reflect the amount and frequency of premium payments, any withdrawals, any Indebtedness and charges and deductions connected with your Policy. There is no guaranteed minimum Account Value, which means that you bear the entire investment risk that your Account Value could fall to zero.

Can I Transfer My Account Value Among Investment Options?

Yes, you can transfer your Account Value among the Sub-Accounts up to 12 times per Policy Year without charge. We will charge you $10 for each additional transfer you make among the Sub-Accounts in a Policy Year. You are also permitted to make 1 transfer to the Fixed Account or 1 transfer from the Fixed Account per Policy Year without charge. In the first 4 Policy Years, you cannot transfer more than 25% of your money from the Fixed Account in a Policy Year.

How Do I Access My Account Value?

Generally, you can withdraw from your Policy part or all of your Account Value, less any applicable withdrawal fees and surrender charges, and less any Indebtedness. We generally assess a surrender charge for each partial or full withdrawal. Partial withdrawals and related withdrawal fees and surrender charges will reduce your Account Value. Depending upon your Account Value and death benefit option, partial withdrawals and surrender charges may also reduce your Specified Amount. A full surrender will terminate your Policy. A partial withdrawal or surrender may also have tax consequences.

Can I Borrow Against My Policy?

Yes, you can borrow money from us by using your Policy as the sole collateral for the loan. The most you can borrow against your Policy is 90% of your Cash Surrender Value, less any Indebtedness and less an amount sufficient to cover the next 2 Monthly Deductions and Monthly Expense Charges. The maximum interest rate we charge on loans is 8.00%. A loan, whether repaid or not, will have a permanent negative effect on the Death Benefit and Account Value of your Policy.

What Will Cause the Policy to Lapse Without Value?

You Policy will lapse if your Net Cash Surrender Value is insufficient to pay the Monthly Expense Charge and Monthly Deduction and none of the continuation provisions applies and we do not receive sufficient premium payment during the Grace Period. If your Policy lapses, you will not receive any money from us because Net Cash Surrender Value will have been reduced to zero.

Will My Death Benefit and Account Value be Taxed?

The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Death Proceeds should be fully excludable from the Beneficiary's gross income. In addition, any earnings on your investment in the Sub-Accounts should not be taxable to you while the Policy is in effect unless you withdraw some or all of your Account Value. Under certain circumstances, a loan may be treated as taxable income. We do not intend this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy.

Do I Have a "Free Look" Right to Examine the Policy?

Yes, you may cancel the Policy within 10 days after receiving it, or such longer period as state law may require. If you cancel the Policy during the free look period, we generally will refund to you (1) the amount of your Net Premiums allocated to the Fixed Account, plus (2) the value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent, plus (3) any charges.

                               PURCHASING yOUR POLICY


To obtain an application to purchase a Policy, please contact your insurance agent.


Eligible Purchasers

You can apply for a Policy if:

o        You live in a state where we can issue a Policy.
o        You are of legal age.


Your application will be processed through our underwriting process, which may require the proposed Insured to have a medical exam. Any premium payment received by us from you before we have completed the underwriting process will be held by us in escrow. After we complete the underwriting process, we will notify you of our decision regarding your application. If we approve your application, the insurance coverage provided by your Policy will begin on the effective date of your Policy. The effective date of your Policy will be the later of

o        The date we complete the underwriting process and approve your application; or
o        The date we receive the required minimum initial premium payment.

We will allocate your initial Net Premiums to your selected investment options on the effective date of your Policy. We will send you a confirmation statement indicating that your initial Net Premiums have been allocated and your Policy is effective.

Even if you live in a state where we can issue a Policy, we will not issue a Policy that insures a person who will be over 85 years of age on the date the Policy is issued. We will also not issue a Policy that insures a person who does not meet our underwriting standards. If we do not issue a Policy to you, we will return any premium payments made by you and received by us.


Specified Amount and Minimum Issue Limit

If you meet our underwriting standards, you may purchase a Policy with a Specified Amount as low as the Minimum Issue Limit. The Minimum Issue Limit depends on the premium classification used and is shown on your Policy Schedule. If you purchase a Policy with a Specified Amount equal to or near the Minimum Issue Limit, you might not be able to

o        Make partial withdrawals
o        Reduce your Specified Amount
o        Change your Death Benefit option


You should consider these limitations before you purchase a Policy with a Specified Amount at or near the Minimum Issue Limit. You should discuss the Specified Amount for your Policy with your insurance agent before purchasing a Policy.

10-Day Review Period

You have 10 days to review your Policy after you receive it. This 10-day review period is called the free look period. The state where you live may require us to give you a longer free look period.


If you are not satisfied with the Policy, you can cancel it during the free look period. To cancel your Policy, you must return it either to us at Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850, or to the insurance agent who sold you the Policy within 10 days after you receive it. If you cancel the Policy during the free look period, we will refund to you:

     o   The amount of your Net Premiums allocated to the Fixed Account, plus
     o The value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent, plus
     o   Any charges.

However, some state laws may require us to refund your total premium payments.


                                PREMIUM PAYMENTS


Premium payments are payments that you make to purchase and maintain your Policy. You can vary the amount and frequency of your premium payments. The amount and frequency of your premium payments will affect your Account Value and the duration of insurance coverage under your Policy. We reserve the right to reject any premium payment if, in our opinion, accepting the payment would mean the Policy would not qualify as life insurance under federal tax laws.

Your initial premium payment must equal at least 1/12th of the applicable minimum annual premium. Your initial premium payment may be given to your insurance agent. You should send your subsequent premium payments to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850.


Generally each premium payment must be at least $50.

You can make premium payments through automatic or scheduled installment payments, such as pre-authorized checking account deductions. If you use one of these methods to make premium payments, we will accept premium payments in amounts less than $50.


Federal tax law may limit your ability to make certain large premium payments. We will monitor your premium payments to be sure that you do not exceed the permitted amounts or inadvertently incur any tax penalties due to excess premium payments.

Planned Premium


When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown in your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Policy Anniversary after the Insured reaches 100 years of age or dies. You are not required to make a Planned Premium payment, but making Planned Premium payments increases the likelihood that your insurance coverage under the Policy will continue.

You are not required to make premium payments in set amounts or on a set schedule. You may find this flexibility attractive, but you are responsible for making sufficient premium payments to ensure that your Policy continues.

Generally, your Policy continues so long as your Net Cash Surrender Value is equal to or more than the Monthly Deduction plus the Monthly Expense Charge. Your Net Cash Surrender Value will fluctuate depending on various factors including the amount of your premium payments. Making Planned Premium payments increases the likelihood that your Net Cash Surrender Value will be sufficient to continue your Policy. If you skip a Planned Premium payment or you stop making Planned Premium payments, it is more likely that your Net Cash Surrender Value will be insufficient to continue your Policy.

Making Planned Premium payments does not guarantee that your Policy will continue. Because your Net Cash Surrender Value is affected by other factors, such as the investment return of your Policy, the charges related to your Policy, and the amount of loans and withdrawals you have made, your Planned Premium payments may not be enough to keep your Policy in force. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force. We will monitor your Policy and notify you if your Net Cash Surrender Value is no longer sufficient to maintain your Policy. Also, each year we will send you a report that includes a projection, which is based upon certain assumptions, that will indicate whether or not your Planned Premium is likely to be sufficient to keep your Policy in force for the upcoming year.

An illustration is a useful tool for estimating, by assuming one or more hypothetical investment returns, whether a given Planned Premium is likely to achieve the goals you have set for your Policy. An illustration is available upon request and free of charge.

More information about the continuation of your Policy, including certain provisions of your Policy that guarantee continued coverage for a specific period of time, is located on page 36 of this Prospectus.


Changing Your Planned Premium

PLANNED PREMIUM CHANGES BY PHONE. You can change the amount or frequency of your Planned Premium over the phone by following these steps:

Step 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these telephone authorizations before you call to change your Planned Premium.

Step 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.

         Give the representative the following information:

     o   Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o   Your new Planned Premium information

PLANNED PREMIUM CHANGES IN WRITING. You can also change the amount or frequency of your Planned Premium by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o   Your new Planned Premium information
     o   Your signature

Skipping Planned Premium Payments

You can skip Planned Premium payments and your Policy will continue to be effective if the Net Cash Surrender Value of your Policy is sufficient to pay the Monthly Deduction and the Monthly Expense Charge on the next Monthly Anniversary Day or one of the continuation provisions described on page 36 is applicable. If not, your Policy may terminate.


Investor Alert

     o Your Net Cash Surrender Value is affected by various factors, including the investment performance of the investment options you select. Therefore, it is possible that, due to poor investment performance, your Net Cash Surrender Value will not be sufficient to continue coverage under your Policy even if you have paid your Planned Premiums.
     o Skipped premium payments, withdrawals and loans will reduce your Net Cash Surrender Value and may prevent you from meeting the conditions required to continue coverage under your Policy.


     o Because of the relative size of the minimum annual premium for the Term No-Lapse Guarantee and the surrender charge, your Net Cash Surrender Value will likely be zero for at least 10 years if you pay only that minimum annual premium.

                           ALLOCATION OF NET PREMIUMS

Investment Options

You decide how to allocate your Net Premiums by selecting from the following investment options:

         Sub-Accounts

     o   AIM V.I. Growth
     o   AIM V.I. Government Securities
     o   Alger American Small Capitalization
     o   Alger American Growth
     o   MFS VIT Emerging Growth
     o   MFS VIT Growth with Income
     o   PIMCO Long-Term U.S. Government
     o   Touchstone Small Cap Value
     o   Touchstone Emerging Growth
     o   Touchstone International Equity
     o   Touchstone Income Opportunity
     o   Touchstone High Yield
     o   Touchstone Value Plus
     o   Touchstone Growth & Income
     o   Touchstone Enhanced 30
     o   Touchstone Balanced
     o   Touchstone Bond
     o   Touchstone Standby Income

         Fixed Account

--------------------------------------------------------------------------------
You should review your selected investment options and allocations periodically to determine if they are appropriate considering market conditions and your financial objectives.
--------------------------------------------------------------------------------

Allocation of Net Premiums


Your initial allocation instructions are included in your application and are shown in your Policy Schedule. You can change your allocation instructions by contacting us either by phone or in writing. After we receive a premium payment from you, we allocate your Net Premiums based on the most recent allocation instructions we have received from you.


The following guidelines apply to the allocation of your Net Premiums:

     o Allocate at least 1% of your Net Premiums to each investment option you choose.
     o Use whole percentages. For example, you can allocate 33% or 34% to an investment option, not 33 1/3%.
     o   Make sure your percentages total 100%.

ALLOCATION CHANGES BY PHONE. You can change the allocation of your future Net Premiums over the phone by following these steps:

Step 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these telephone authorizations before you call to change your allocations over the phone.

Step 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.


         Give the representative the following information:

    o    Your Social Security number
    o Your Policy number or other precise information that identifies your Policy
    o    Your allocation instructions


ALLOCATION CHANGES IN WRITING. You can also change the allocation of your future Net Premiums by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

    o Your Policy number or other precise information that identifies your Policy
    o    Your allocation instructions
    o    Your signature

THIRD PARTY AUTHORIZATION. You can authorize a third party to allocate your Net Premiums. To do so, you must complete the appropriate authorization forms. Contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800.677.9595 for additional information.


Investor Alert

    o There is no guaranteed minimum value for amounts allocated to the Sub-Accounts. This means that you bear the entire investment risk that your investment in a Sub-Account could fall to zero.


                               TRANSFERRING YOUR MONEY

After your free look period, you can transfer money from one investment option to another. You can make transfers by phone or in writing.

The following guidelines apply to transfers other than dollar cost averaging transfers:

    o Each transfer must be at least $250 or the total value of the Sub-Accounts, if less than $250.
    o The allocation to each investment option must be at least 1% of the total transfer amount.
    o You can transfer money among the Sub-Accounts up to 12 times in a Policy Year without a charge. You will be charged $10 per transfer for each additional transfer in a Policy Year.
    o You can transfer from the Fixed Account or to the Fixed Account only once each Policy Year.
    o During the first 4 Policy Years, you can transfer up to 25% of your money from the Fixed Account in a Policy Year. After your 4th Policy Year, you can transfer all of your money from the Fixed Account at any time.
    o    You can transfer an unlimited amount to the Fixed Account.

All transfers requested on the same day will be considered a single transfer for purposes of these guidelines and charges.


TRANSFERS BY PHONE. You can transfer your money by calling us and following these steps:


Step 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these telephone authorizations before you call to transfer your money.

Step 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.


         Give the representative the following information:

    o    Your Social Security number
    o Your Policy number or other precise information that identifies your Policy
    o    Your transfer instructions


TRANSFERS IN WRITING. You can also transfer your money by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

    o Your Policy number or other precise information that identifies your Policy
    o    Your transfer instructions
    o    Your signature

THIRD PARTY AUTHORIZATION. You can authorize a third party to transfer your money for you. To do so, you must complete the appropriate authorization forms. Contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800.677.9595 for additional information.


Dollar Cost Averaging Program

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more when prices are low and less when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs. You should also consider your financial ability to maintain a consistent level of investment over time.

The Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from the Touchstone Standby Income Sub-Account or the Fixed Account to the other Sub-Accounts. You can make the following transfers:

    o    A specific dollar amount
    o A specific percentage of your money in the Touchstone Standby Income Sub-Account or the Fixed Account
    o    Earnings in the Touchstone Standby Income Sub-Account or the Fixed
         Account

You select the number and frequency of your transfers in the Dollar Cost Averaging Program. We will transfer the money on your Monthly Anniversary Day.

The following guidelines apply to dollar cost averaging transfers:


    o    Dollar cost averaging transfers must continue for at least 12 months.
    o    Each transfer must be at least $100.
    o The allocation to each Sub-Account must be at least 1% of the transfer amount.

To set up dollar cost averaging transfers, contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800.677.9595. We currently do not charge a fee for this service. However, we may charge a fee in the future for your transfers in the Dollar Cost Averaging Program.


Dollar cost averaging transfers will stop if we complete the number of transfers you requested, you ask us to stop after using the program for 12 months, you do not have enough money in your accounts to complete the transfer, or we discontinue the program. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.


                              BORROWING YOUR MONEY

Your Policy is designed to provide insurance coverage and to help you achieve your long-term financial goals. However, there may be times when you need to borrow money against your Policy.

Loans

You can borrow money against your Policy. We calculate the maximum loan amount using the following procedure:

    o    We determine 90% of your Cash Surrender Value.
    o    We subtract any outstanding Indebtedness.
    o We determine and subtract the next 2 Monthly Deductions and Monthly Expense Charges.

Collateral for Loans

If you borrow money against your Policy, we will transfer the same amount of money to your Loan Account. The money in your Loan Account is collateral for your loan. We transfer money on a pro-rata basis from each of your investment options. For example, if you have 25% of your money in the Touchstone Income Opportunity Sub-Account and 75% of your money in the Touchstone Balanced Sub-Account and you borrow $2,000, we will transfer $500 from the Touchstone Income Opportunity Sub-Account (25% of $2,000) and $1,500 from the Touchstone Balanced Sub-Account (75% of $2,000) to your Loan Account.


We pay interest on your Loan Account. The minimum interest we currently pay is 3.00% annually. Each month we transfer the interest on your Loan Account back to your investment options on a pro-rata basis according to your current allocation instructions at that time.

Interest on Borrowed Amounts

We charge interest on the amounts you borrow at the current rate shown in your Policy Schedule. We may change the interest rate at any time, but the interest rate will never be greater than the maximum interest rate that is listed in your Policy Schedule.

Interest is due on each Policy Anniversary and on the date the loan is repaid. If you do not pay the interest when it is due, we will treat it as an additional loan and transfer it on a pro-rata basis from each of your investment options to the Loan Account.

Investor Alert

Any loan, even if you repay the loan, will generally have a permanent negative effect on the Death Benefit and Account Value because:

    o Loan amounts will not be available for investment in the Sub-Accounts or Fixed Account.
    o Interest charged on borrowed amounts may be treated as an additional loan.
    o    Outstanding Indebtedness is subtracted to determine your Death Benefit.

Loan Repayments


You can repay all or part of your loan at any time while the Insured is living. When you make a payment towards the principal amount of your loan, we transfer the amount of the loan payment from your Loan Account back to your investment options on a pro-rata basis according to your allocation instructions at that time.

If you do not repay the loan before the Insured dies, we will deduct the Indebtedness when determining your Death Benefit. If you do not repay the loan before you surrender your Policy, we will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.


Cancellation Based on Indebtedness

If the Indebtedness exceeds the Cash Surrender Value less the Monthly Deduction and Monthly Expense Charge for the current month, we can terminate your Policy. We will tell you that we intend to terminate your Policy by mailing a notice to you at least 31 days before we terminate your Policy. This notice will tell you the minimum amount that you must pay to keep your Policy in effect. We will mail the notice to your address as shown on our records. If our records indicate that someone holds your Policy as collateral, we will also mail a copy of the notice to that person's address as shown on our records.


                             WITHDRAWING YOUR MONEY

There may be times when you need to withdraw money from your Policy. If you withdraw money from your Policy or cancel your Policy, you may have to pay a surrender charge. Surrender charges are explained on page 33.

Partial Withdrawals


After you have owned your Policy for one year, you may withdraw a portion of your money from your Policy by sending written instructions to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. For help with a partial withdrawal, please call the Columbus Life Variable Service Center at 800.677.9595.

The following guidelines apply to partial withdrawals:

     o You must include your Policy number or other information that identifies your Policy and the amount to be withdrawn in your instructions.
     o   Each withdrawal must be at least $500.
     o No partial withdrawal may be made that would reduce your Net Cash Surrender Value below $250.
     o You will generally pay a surrender charge for each partial withdrawal you make.
     o You can make one withdrawal in a Policy Year without paying a withdrawal fee. You will be charged a fee of $50 per withdrawal for each additional withdrawal in that Policy Year.

     o If you have death benefit Option 1, each partial withdrawal will generally reduce your Specified Amount by the amount withdrawn plus any withdrawal fees and surrender charges.
     o The amount of your partial withdrawal may be limited because your Specified Amount cannot be reduced to less than the Minimum Issue Limit by a partial withdrawal. As a result, if your Specified Amount is equal to the Minimum Issue Limit for your Policy, you will not be able to make partial withdrawals.

Processing Withdrawals

When we process your partial withdrawal, we will deduct the amount withdrawn plus any withdrawal fees and surrender charges from your Account Value. We withdraw money from each of your investment options on a pro-rata basis.

Canceling Your Policy

You can cancel your Policy at any time. When you cancel your Policy, we pay you the Net Cash Surrender Value. This payment terminates your Policy and our obligations under the Policy.

The Net Cash Surrender Value will equal your Account Value, less any Indebtedness and any applicable surrender charge. Because investment performance, Monthly Deductions and Monthly Expense Charges affect your Account Value, loan activity affects your Indebtedness and surrender charges may apply, the Net Cash Surrender Value may be much less than the total of your premium payments.

To cancel your Policy, send written instructions to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Include your Policy number or other information that identifies your Policy and your signature in your instructions. For assistance, please call the Columbus Life Variable Service Center at 800.677.9595.

Payment of Withdrawals


We will generally send payments to you within 7 days of the date that we process your request. We may delay calculating the amount of the payment from a Sub-Account or sending a payment from a Sub-Account for any of the following reasons:


    o You have made a premium payment by a check that has not cleared the banking system.
    o The New York Stock Exchange is closed on a day that it normally would be open.
    o    Trading on the New York Stock Exchange is restricted.
    o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.
    o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for your protection.

As required by most states, we reserve the right to delay payments from the Fixed Account for up to 6 months. We do not expect to delay payments from the Fixed Account and we will notify you if there will be a delay.



                                 DEATH BENEFITS


Death Benefit Options

Your Death Benefit depends on the death benefit option you select. When you complete your application, you select one of 2 death benefit options (Option 1 or Option 2).

Option 1

         What Your Beneficiary Receives

         The Death Benefit will equal the greater of the following amounts:

         o    The Specified Amount, less any Indebtedness
         o The Account Value multiplied by the Applicable Death Benefit Factor(see Supplement B), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         Why Select This Option


         Option 1 emphasizes the potential growth of your Account Value. Under Option 1, any increase in your Account Value will decrease the risk to us relative to the Death Benefit we must pay when the Insured dies. As a result, all other things being equal, you will pay less in cost of insurance charges under Option 1 for the same Specified Amount. These lower charges may allow your Account Value to grow faster.


         Example

         Facts:
         o The Insured is less than 40 years old (Applicable Death Benefit Factor = 2.50).
         o    Your Policy's Specified Amount is $100,000.
         o    You have never borrowed money from your Policy.
         o    Your Account Value is $25,000.

         Under Option 1, your Death Benefit would be the greater of $100,000 and $62,500 ($25,000 multiplied by 2.50). Therefore, your Death Benefit
         would          be $100,000.

Option 2

         What Your Beneficiary Receives

         The Death Benefit will equal the greater of the following amounts:

         o    The Specified Amount plus the Account Value, less any Indebtedness
         o The Account Value multiplied by the Applicable Death Benefit Factor (see Supplement B), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         Why Select This Option


         Option 2 emphasizes the potential growth of your Death Benefit. Under Option 2, any increase in your Account Value will increase the amount of your Death Benefit. As a result, your Death Benefit under Option 2 will generally be greater than that under Option 1 for the same Specified Amount. However, you will pay more in cost of insurance charges under Option 2 for the same Specified Amount than you would under Option 1.


         Example

         Facts:
         o The Insured is less than 40 years old (Applicable Death Benefit Factor = 2.50).
         o    Your Policy's Specified Amount is $100,000.
         o    You have never borrowed money from your Policy.
         o    Your Account Value is $25,000.

         Under Option 2, your Death Benefit would be the greater of $125,000 ($100,000 plus $25,000) and $62,500 ($25,000 multiplied by 2.50).
         Therefore, your Death Benefit would be $125,000.

Changing Your Death Benefit Option


After you have owned your Policy for one year, you may change your death benefit option by sending written notice to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. If you change your death benefit option, your Specified Amount will also change unless you elect to keep the same Specified Amount. The change in your Specified Amount insures that your Death Benefit immediately after you change your death benefit option is the same as your Death Benefit immediately before you change your death benefit option. Also, a change in death benefit option will generally affect your cost of insurance charges. However, you will not pay any surrender charges solely because of a change in your death benefit option. If you change your death benefit option, we will automatically make any other changes necessary to preserve the status of the Policy as life insurance under the federal tax laws.

We must approve any changes in your death benefit option. Changes in your death benefit option are effective on the first Monthly Anniversary Day after we approve your request. We will send you an amended Policy Schedule showing both new minimum annual premiums and schedule of surrender charges applicable to your Policy.

         Changing from Option 1 to Option 2

         If you change from Option 1 to Option 2, your previous Specified Amount will be reduced by your Account Value at the time of the change. We will not allow this change if it causes the new Specified Amount to fall below the Minimum Issue Limit shown on your Policy Schedule.

         If you elect to keep the same Specified Amount as before, you must provide us with proof of insurability satisfactory to us.

         Changing from Option 2 to Option 1

         If you change from Option 2 to Option 1, your previous Specified Amount will be increased by your Account Value at the time of the change.

Changing Your Specified Amount

After you have owned your Policy for one year, you may change your Specified Amount by sending a written request to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You may change the Specified Amount of your Policy without changing your death benefit option. The Specified Amount must be increased or decreased by at least $25,000.

We must approve any changes in your Specified Amount. Changes in your Specified Amount are effective on the first Monthly Anniversary Day after we approve your request. We will send you an amended Policy Schedule showing both new minimum annual premiums and schedule of surrender charges applicable to your Policy.

         Increasing the Specified Amount

         If the Insured's Attained Age is 75 or less, you may apply for any increase in your Specified Amount on a supplemental application. Before the increase is effective, we will require proof of insurability satisfactory to us. Any approved increase will be effective as of the date shown on the amended Policy Schedule.

         Decreasing the Specified Amount

         Only your written request is needed to decrease your Specified Amount. However, you may not decrease your Specified Amount below the Minimum Issue Limit shown on your Policy Schedule. We may also limit the amount of the decrease in order to preserve the tax status of your Policy as life insurance.

         A decrease in your Specified Amount will be applied in the following order:

         (1) We will reduce the most recent increase in your Specified Amount, if any.
         (2) We will then reduce the next most recent increase in your Specified Amount, if any.
         (3)  We will continue reducing any increases in your Specified
              Amount until it has been reduced to your initial Specified Amount.
         (4) Finally, any remaining decreases will reduce your initial Specified Amount.

Charges for Changing Specified Amount


You will generally be charged a surrender charge any time you decrease your Specified Amount. However, even though it may cause a decrease in your Specified Amount, you will not be charged a surrender charge solely for changing your death benefit option from Option 1 to Option 2.


The amount of your surrender charge will depend on the amount of the decrease in Specified Amount, the number of years since the issuance of your Policy, whether or not your Specified Amount has previously changed and when previous changes in your Specified Amount occurred. If you are charged a surrender charge, the applicable surrender charge will be deducted from your Account Value on the effective date of the decrease.

                             PAYMENT OF POLICY PROCEEDS

Policy Proceeds

         We will pay the proceeds of this Policy in a lump sum or under one of the Income Plans. We will generally pay one of 2 types of proceeds--Death Proceeds or Net Cash Surrender Value proceeds. Proceeds applied under one of the Income Plans no longer vary with the investment experience of the Sub-Accounts.


  Proceeds                            DEATH PROCEEDS                            NET CASH SURRENDER VALUE

  When Paid?            o   Upon the death of the Insured.          o    Upon any cancellation of the Policy
                                                                         during the lifetime of the Insured.

  Who Receives          o   The Beneficiaries receive the           o    You receive the payments.
  Payments or               payments.
  Who are               o   If the Beneficiaries are dead,
  the Payees?               the Contingent Beneficiaries who are
                            still alive receive the payments.
                        o   If there are no surviving
                            Beneficiaries or Contingent
                            Beneficiaries, you or your estate
                            receive the payments.

  Amount of Proceeds?   o   The proceeds equal your Death           o   The proceeds equal your Account Value
                            Benefit plus any insurance on the           less any applicable Surrender Charges and
                            life of the Insured provided by             less any Indebtedness on the date of
                            riders.                                     cancellation.
                        o   We will also pay you interest on        o   We will also pay you interest on the
                            the proceeds at not less than the           proceeds at not less than the rate
                            rate required by law for the time           required by law for the time between the
                            between the date of the Insured's           date of the Policy is cancelled to the
                            death to the date of the lump-sum           date of the lump-sum payment or the date
                            payment or the date on which we             on which we apply the proceeds to the
                            apply the proceeds to the selected          selected Income Plan.
                            Income Plan.
                        o   If the Insured dies during a Grace
                            Period, we will reduce the
                            proceeds by the amount of any
                            unpaid charges, but not by more
                            than 3 times the sum of the
                            Monthly Deduction and the
                            Monthly Expense Charge.

  How to Claim          o   The Beneficiary must contact us         o   You must write to us and tell us that
  Proceeds?                 for instructions and provide proof          you want to cancel your Policy.
                            of the Insured's death.                 o   We may request other information
                        o   We may request other information            before we pay the proceeds.
                            before we pay the proceeds.

Selecting an Income Plan

While the Insured is alive, you may select an Income Plan under which we will pay the proceeds of your Policy. If the Insured dies and you have not selected an Income Plan, the Beneficiary may select an Income Plan. If you have selected an Income Plan before the Insured's death, the Beneficiary may not change the Income Plan after the Insured's death.

We will send you a separate written agreement putting the selected Income Plan into effect. One of the following Income Plans may be selected:


         Income Plan 1      o    Payments for Fixed Period - we make monthly payments for a fixed number of years.
         Income Plan 2      o    Payments for Life--Guaranteed Period - we make monthly payments for a guaranteed period or the life of the Payee, whichever is longer.
         Income Plan 3      o    Payments of a Fixed Amount - we make monthly payments of a fixed amount until an amount equal to the proceeds plus accrued interest has been paid.
         Income Plan 4      o    Life Annuity--No Guaranteed Period - we make monthly payments for the life of the Payee.
         Income Plan 5      o    Joint and Survivor - we make monthly payments as long as one of the two designated Payees is alive.

In addition to these Income Plans, other Income Plans may be available in the future or upon request.


If you or the Beneficiary do not select an Income Plan, we will make a lump-sum payment of the proceeds. We generally make this lump-sum payment to a special account retained by us. We will provide the Beneficiary with a checkbook to access these funds from that special account.


The Income Plan selected and the time when the Income Plan is selected can affect the tax consequences to you or the Beneficiary. You should consult your tax advisor before selecting an Income Plan.

Summary of Income Plans

In the following summaries of the Income Plans, we use Payee to mean the person who actually receives the payment of proceeds from us. Depending upon the circumstances, the Payee might mean you, the Beneficiary, the Contingent Beneficiary, your estate or another designated person.


The total amount to be applied under an Income Plan includes both the proceeds and any interest we have paid on the proceeds.

         Income Plan 1
         (Payments for Fixed Period)

         We will pay the proceeds in equal monthly installments for a fixed period of time, up to a maximum of 30 years. The installment payments will remain the same throughout the period of years selected.


         The amount of the monthly installment payment will depend on the following:
         o    The total amount to be applied under this Income Plan
         o    The number of years selected for installment payments


         Income Plan 2
         (Payments for Life--Guaranteed Period)

         You select a guaranteed payment period of 10 or 20 years. We will make equal monthly payments for the selected guaranteed period or the life of the Payee, whichever is longer. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.


         The amount of the monthly installment payment will depend on the following:
         o    The total amount to be applied under this Income Plan
         o    The gender of the Payee
         o    The age of the Payee on the effective date of this Income Plan
         o    The selected guaranteed period


         Income Plan 3
         (Payments of a Fixed Amount)


         We will pay the proceeds in equal monthly installment payments. You select the amount of the monthly installment payment, which must be at least $5 for every $1,000 of proceeds. For example, if the proceeds are $60,000, the minimum monthly installment payment is $300 ($5 x 60). The monthly installment payment will remain the same until the total amount to be applied under this Income Plan is paid. The last payment will be for the balance only. All monthly installment payments must be made in 30 years or less.


         Income Plan 4
         (Life Annuity--No Guaranteed Period)

         We will make equal monthly payments as long as the Payee is alive. When the Payee dies, we will stop making payments, even if we have only made one payment. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.


         The amount of the monthly installment payment will depend on the following:
         o    The total amount to be applied under this Income Plan
         o    The gender of the Payee
         o    The age of the Payee on the effective date of this Income Plan

         Income Plan 5
         (Joint and Survivor)


         You can select this Income Plan only if 2 persons are named as Payees. We will make monthly payments to the Payee or Payees as long as at least one Payee is alive. Before we make a payment, we may require proof that at least one of the Payees is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:
         o    The total amount to be applied under this Income Plan
         o    The gender of each of the Payees
         o The age of each of the Payees on the effective date of this Income Plan


                                       CHARGES

Premium Expense Charges


The premium expense charge covers the cost of distributing the Policies. The maximum premium expense charge is 5.50% of a premium payment. The current premium expense charge is 4.75% of a premium payment.

We will deduct the premium expense charge from each premium payment that we receive from you before we allocate the Net Premiums to your investment options.

Tax Charges

The tax charge covers state taxes on insurance premiums and certain federal taxes. The maximum tax charge is 3.50% of a premium payment. The tax charge you pay will reflect certain federal taxes plus the actual state premium tax charged by the state in which you reside.


We will deduct the tax charge from each premium payment that we receive from you before we allocate the payment to your investment options.

Cost of Insurance Charges


You pay us a monthly cost of insurance charge for providing you with life insurance protection.

The cost of insurance charge that you pay to us depends on the your Specified Amount and the age, gender and underwriting class of the Insured. Various risk factors determine the underwriting class of the Insured. The cost of insurance charge is also affected by your Account Value, Indebtedness and your death benefit option.

Some examples showing how the cost of insurance charge varies are set forth below:

         o The cost of insurance charge for a policy insuring a particular person for a Specified Amount of $1,000,000 is generally more than the cost of insurance charge for a policy insuring the same person for a Specified Amount of $250,000 because the $1,000,000 policy provides 4 times the amount of insurance as the $250,000 policy.

         o If all other relevant factors are the same, the cost of insurance on a 50-year old male is generally more than the cost of insurance on a 35-year old female. The differences in age and gender between the 2 persons affects the cost of insurance charge. The monthly cost of insurance charge for the 50-year old man is higher because he will probably die sooner than the 35-year old woman, which means we will receive fewer payments for the insurance we provide on the life of the 50-year old man.

         o A person who does not smoke is in a different underwriting class than a person who does smoke because smoking affects life expectancy. If all other relevant factors are the same, the monthly cost of insurance charge for the smoker is generally higher.
         o If your Account Value grows because of additional premium payments or a positive return from your selected investment options, and all other relevant factors are the same, the cost of insurance charge will decrease. If your Account Value declines because of partial withdrawals or a negative return from your investment options and all other factors are the same, the cost of insurance charge will increase. The fluctuations in cost of insurance charge are related to the risk that we take in providing a death benefit equal to at least the Specified Amount. You pay us to assume this insurance risk. The less "at risk" we are, the lower the cost of insurance charge. Therefore, as your Account Value increases and our risk decreases, the cost of insurance charge decreases.

If all other relevant factors are the same, the monthly cost of insurance charge is the same for all insured persons of the same Attained Age, gender and underwriting classification whose policies have been in effect for the same amount of time.

The table in Supplement C shows the maximum monthly cost of insurance charge if the Insured under your Policy is in either a standard or preferred underwriting class. Your monthly cost of insurance charge may be higher than that shown in Supplement C if the Insured under your Policy is in a special or substandard underwriting class.

The maximum monthly cost of insurance charge under your Policy is shown in your Policy Schedule. At our option, we may charge less than the maximum shown in your Policy Schedule.

Monthly Deduction and Monthly Expense Charge

The Monthly Deduction includes the cost of insurance charge described above plus the cost of any additional benefits provided under your Policy by rider.

The Monthly Expense Charge covers the cost of record keeping and administering your Policy. The maximum Monthly Expense Charge is $7.00. The current Monthly Expense Charge is $6.00.

We deduct the Monthly Deduction and the Monthly Expense Charge on each Monthly Anniversary Day. We normally deduct the these charges from each of your investment options on a pro-rata basis. You may elect to have these charges deducted entirely from the Fixed Account or from a single Sub-Account that you select. Please contact the Columbus Life Variable Service Center for assistance in making this election.

Mortality and Expense Risk Charge

In addition to our insurance risk, we assume 2 other risks: a mortality risk and an expense risk. We take a mortality risk that the Insureds will not live as long as we expect and therefore the amount of the death benefits we pay under the Policies will be greater than we expect. We take an expense risk that the costs of issuing and administering the Policies will be greater than we expect.

You pay us to assume these risks by paying the mortality and expense risk charge. The maximum mortality and expense risk charge is 1.00% annually. The current effective annual rate of these charges is 0.90%. We can use any profit we derive from the mortality and expense risk charge to pay for general corporate expenses, including distribution and sales expenses.

On each Valuation Date, we deduct the mortality and expense risk charge from the Accumulation Unit Value of each Sub-Account. We do not impose this charge on your money in the Fixed Account.

Surrender Charges

A surrender charge will generally apply if:

     o   Your Policy is cancelled for any reason.
     o   The Specified Amount of your Policy decreases because
         o   You reduce the Specified Amount of your Policy.
         o You withdraw money from your Policy and you have selected death benefit Option 1.
             o   During the first 14 years after the issuance of your Policy.
             o During the first 14 years after an increase in the Specified Amount.

The maximum surrender charge under your Policy depends upon the Insured's age, gender and underwriting class. The maximum surrender charge for each month in the 14-year period is shown in your Policy Schedule and in Supplement D. The surrender charge will be deducted from your Account Value. For example, if you are a 35-year old male tobacco abstainer, you purchase a Policy with a Specified Amount of $100,000 with you as the Insured and you cancel your Policy 3 years after we issue it, we would deduct a surrender charge of $2,400 from your Account Value.

A separate 14-year period applies to the initial Specified Amount and each increase in the Specified Amount. In this discussion, we will refer to the initial Specified Amount and each increase as a layer of insurance. If your Policy has more than one layer of insurance and you decrease the Specified Amount, we will cancel layers of insurance (or a part of a layer) in order, starting with the last layer of insurance that you purchased, until the amount cancelled equals the amount of the decrease. We will apply the appropriate surrender charge to each cancelled layer.


The following example should help you understand the surrender charges.

         o You purchase a Policy with an initial Specified Amount of $200,000 on October 1, 2000. This is the first layer of insurance.
         o    You have selected death benefit Option 1.
         o You increase the Specified Amount by $100,000 on October 1, 2012. This is the second layer of insurance.
         o    Your total Specified Amount would then be $300,000.
         o You withdraw $150,000 from your Policy on October 15, 2015. Since the withdrawal amount is more than the amount of the second layer of insurance, we would cancel that layer. In addition, we would cancel a portion of the first layer of insurance.
         o We would deduct the maximum applicable surrender charge on the second layer from your Account Value. We would not apply a surrender charge to the cancelled portion of the first layer because the applicable 14-year period would have expired.
         o If the maximum surrender charge were $2,400, your Account Value would be reduced by $152,400.



Transfer Charges

We do not charge you for the first 12 transfers among Sub-Accounts in a Policy Year. If you make more than 12 transfers among Sub-Accounts in a Policy Year, we will charge you $10 per transfer for each additional transfer. We do not charge you for transfers made in connection with the Dollar Cost Averaging Program and we do not count these transfers when we determine the number of transfers you have made in a Policy Year. We deduct the $10 transfer charge from your Account Value.

All transfers requested on the same day will be considered a single transfer for purposes of determining transfer charges.

Withdrawal Fees

We do not charge you for the first withdrawal in a Policy Year. If you make more than one withdrawal in a Policy Year, we will charge you $50 per withdrawal for each withdrawal. We deduct the $50 transfer charge from your Account Value.

Summary of Charges


------------------------- ----------------------- ----------------------- ------------------------- --------------------------
                                 Premium                                          Monthly                    Monthly
                              Expense Charge            Tax Charge               Deduction               Expense Charge
------------------------- ----------------------- ----------------------- ------------------------- --------------------------
When Charged?             When you make a         When you make a         On each Monthly           On each Monthly
                          premium payment.        premium payment.        Anniversary Day.          Anniversary Day.

------------------------- ----------------------- ----------------------- ------------------------- --------------------------
How Much Charged?         The maximum premium     The maximum tax         This charge is            The maximum monthly
                          expense charge is       charge is 3.50% of      generally based on the    expense charge is $7.00
                          5.50% of each premium   each premium payment.   cost of insurance and     each month. The current
                          payment. The current    The tax charge you      cost of benefits          monthly expense charge
                          premium expense         pay will reflect        provided by riders. See   is $6.00 per month.
                          charge is 4.75% of      certain federal taxes   your Policy Schedule
                          each premium payment.   plus the actual state   for the maximum cost of
                                                  premium tax charged     insurance charge
                                                  by the state in which   applicable to your
                                                  you reside.             Policy and the maximum
                                                                          cost of benefits to be
                                                                          provided by rider.

------------------------- ----------------------- ----------------------- ------------------------- --------------------------
------------------------- ----------------------- ----------------------- ------------------------- --------------------------
How Charged?              We deduct this charge   We deduct this charge   We reduce your Account    We reduce your Account
                          from each premium       from each premium       Value.                    Value.
                          payment before we       payment before we
                          allocate the Net        allocate the Net
                          Premiums to your        Premiums to your
                          investment options.     investment options.

-------------------- ------------------------- ------------------------- -------------------------- --------------------------




                          Mortality and
                       Expense Risk Charge        Surrender Charges          Transfer Charges            Withdrawal Fees

-------------------- ------------------------- ------------------------- -------------------------- --------------------------
When Charged?        On each day the New       When the Specified        On transfers among         On withdrawals after the
                     York Stock Exchange is    Amount decreases for      Sub-Accounts after the     first withdrawal in a
                     open.                     any reason.               first 12 transfers in a    Policy Year.
                                                                         Policy Year.

-------------------- ------------------------- ------------------------- -------------------------- --------------------------
How Much Charged?    The maximum charge is     This charge is based on   $10 per transfer.          $50 per withdrawal.
                     1.00% annually. The       a specific dollar
                     current effective         amount, which is
                     annual rate of the        applied to each $1,000
                     charge is 0.90%.          decrease in the portion
                                               of the Specified Amount subject
                                               to the charge. The charge
                                               decreases on a monthly basis
                                               after the first 10 years in the
                                               applicable 14-year period. See
                                               your Policy Schedule for the
                                               maximum surrender charges
                                               applicable to your Policy.

-------------------- ------------------------- ------------------------- -------------------------- --------------------------
How Charged?         We deduct this charge     We reduce your Account    We reduce your Account     We reduce your Account
                     from the Accumulation     Value.                    Value.                     Value.
                     Unit Value of each
                     Sub-Account. We do not
                     impose this charge on
                     your money in the Fixed
                     Account.
-------------------- ------------------------- ------------------------- -------------------------- --------------------------


                           CONTINUATION OF YOUR POLICY

Continuation of Insurance Coverage

On each Monthly Anniversary Day, we determine whether your insurance coverage will continue. If your Net Cash Surrender Value is equal to or more than the monthly charges to be charged on that Monthly Anniversary Day, your Policy will continue.


If your Net Cash Surrender Value is less than the monthly charges, then a Grace Period related to the continuation of your Policy will start unless one of the no-lapse guarantees described below applies. If neither of the no-lapse guarantees applies, and you do not make the required additional premium payment during the Grace Period, your Policy will lapse without value.

         o Monthly charges include the Monthly Deduction and the Monthly Expense Charge. The Monthly Deduction includes the amount deducted for the cost of insurance plus the cost of any additional benefits provided under your Policy by rider.
         o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

Continuation Under the Term No-Lapse Guarantee Provision

Even if your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to continue your Policy, your Policy may continue under the Term No-Lapse Guarantee.

If the Term No-Lapse Guarantee applies, we guarantee that, for a specific period of time, we will not terminate your Policy or start a Grace Period related to continuation of your Policy. In this discussion, we call this specific period of time the guaranteed minimum continuation period. The guaranteed minimum continuation period applicable to your Policy is shown in your Policy Schedule.


On each Monthly Anniversary Day, we determine if your Policy meets the conditions for the Term No-Lapse Guarantee as described in Supplement E. If your Policy does not meet these conditions, then a Grace Period related to the Term No-Lapse Guarantee will start. If you do not make the required additional premium payment during this Grace Period, you will lose the Term No-Lapse Guarantee. It cannot be reinstated. In addition, you will no longer be eligible for the Lifetime No-Lapse Guarantee described below.


Continuation Under the Lifetime No-Lapse Guarantee Provision

Even if your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to continue your Policy and the guaranteed minimum continuation period has expired, your Policy may continue under the Lifetime No-Lapse Guarantee.

As long as the Lifetime No-Lapse Guarantee applies, we guarantee that we will never terminate your Policy or start a Grace Period related to continuation of your Policy.

The Lifetime No-Lapse Guarantee will apply only if:

         o You met the conditions for maintaining the Term No-Lapse Guarantee throughout the guaranteed minimum continuation period.
         o    The guaranteed minimum continuation period has expired.


On each Monthly Anniversary Day after the expiration of the guaranteed minimum continuation period, we determine if your Policy meets the conditions for Lifetime No-Lapse Guarantee as described in Supplement E. If your Policy does not meet these conditions, then a Grace Period related to the Lifetime No-Lapse Guarantee will start. If you do not make the required additional premium payment during this Grace Period, you will lose the Lifetime No-Lapse Guarantee. It cannot be reinstated.

Additional Information About No-Lapse Guarantees

         o Supplement E to this Prospectus contains a description of the procedures we use to determine if your Policy meets the conditions for the Term No-Lapse Guarantee or the Lifetime No-Lapse Guarantee.
         o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

Minimum Annual Premiums

Your minimum annual premiums for the Term No-Lapse Guarantee and the Lifetime No-Lapse Guarantee are shown in your Policy Schedule. We use the minimum annual premiums to determine if you have met the conditions for continuing your insurance coverage under these provisions.

If you make any changes in your Policy that result in a change in the Monthly Deduction, we will determine new minimum annual premiums. We will send you a new Policy Schedule showing the new minimum annual premiums.

Grace Periods

A Grace Period is a 61-day period that starts on the day after we mail you the applicable notice. Under certain circumstances, the Grace Periods related to the continuation of your Policy and the continuation of the no-lapse guarantees may overlap or start at the same time. The chart below shows how Grace Periods work.



----------------------------------------- -------------------------------------- -------------------------------------
      Continuation of Your Policy                  Maintenance of Term                 Maintenance of Lifetime
                                                   No-Lapse Guarantee                     No-Lapse Guarantee
----------------------------------------- -------------------------------------- -------------------------------------
o        A Grace Period related to the    o    A Grace Period related to         o        A Grace Period related to
         continuation of your Policy will      the Term No-Lapse Guarantee                the Lifetime No-Lapse
         start if:                             will start if Your Policy does             Guarantee will start if:
                                               not meet the conditions for
o        Your Net Cash Surrender Value         this guarantee.                   o        You maintained your Term
         is not sufficient on a Monthly                                                   No-Lapse Guarantee
         Anniversary Day.                                                                 throughout the guaranteed
o        Neither No-Lapse Guarantee                                                       minimum continuation
         applies.                                                                         period.
                                                                                 o        The guaranteed minimum
                                                                                          continuation period has
                                                                                          expired.
                                                                                 o        Your Policy does not meet
                                                                                          the conditions for this
                                                                                          guarantee.
-
----------------------------------------- -------------------------------------- -------------------------------------
o        The notice will tell you the     o    The notice will tell you          o        The notice will tell you
         amount of the minimum additional      the amount of the minimum                  the amount of the minimum
         premium you must pay to keep your     additional premium you must pay            additional premium you must
         Policy in effect.                     to maintain the Term No-Lapse              pay to maintain the Lifetime
                                               Guarantee.                                 No-Lapse Guarantee.

----------------------------------------- -------------------------------------- -------------------------------------
o        If you make the required         o    If you make the required          o        If you make the required
         additional premium payment during     additional premium payment                 additional premium payment
         the Grace Period, your Policy will    during the Grace Period, the               during the Grace Period, the
         continue to be effective.             Term No-Lapse Guarantee will                Lifetime No-Lapse Guarantee
                                               continue to be effective.                   will continue to be effective.

----------------------------------------- -------------------------------------- -------------------------------------
o        If you do not make the           o    If you do not make the            o        If you do not make the
         required additional premium           required additional premium                required additional premium
         payment during the Grace Period,      payment during the Grace                   payment during the Grace
         your Policy will terminate at the     Period, you will lose the Term             Period, you will lose the
         end of the Grace Period without       No-Lapse Guarantee.                        Lifetime No-Lapse Guarantee.
         value.

----------------------------------------- -------------------------------------- -------------------------------------
o        If the Insured dies during the   o    In addition, if you do not        o        The no-lapse guarantee
         Grace Period, we will reduce the      make the required additional               cannot be reinstated.
         death proceeds by the amount of       premium payment during the
         any unpaid charges up to 3 times      Grace Period, you will lose the
         the sum of the Monthly Deduction      Lifetime No-Lapse Guarantee.
         and the Monthly Expense Charge.

----------------------------------------- -------------------------------------- -------------------------------------
                                          o    These no-lapse guarantees
                                               cannot be reinstated.
----------------------------------------- -------------------------------------- -------------------------------------


We will mail Grace Period notices to you at your address as shown on our records. We will also mail these notices to anyone holding your Policy as collateral as shown on our records at the collateral holder's address as shown on our records.


Policy Lapse

If a Grace Period related to the continuation of your Policy ends, you have not paid the minimum additional premium needed to continue your Policy and neither no-lapse guarantee applies, your Policy will lapse and you will not receive any money from us because Net Cash Surrender Value of your Policy will have been reduced to zero.

Reinstatement

If your Policy was terminated but the Insured is still living, you can ask us to reinstate your Policy at any time during the 5-year period after the Grace Period ended. We will reinstate your Policy if:

         o    We receive satisfactory evidence of insurability.
         o You pay a premium that increases your Net Cash Surrender Value to an amount equal to or greater than:
              o All costs and charges that we would have deducted from your Account Value on each Monthly Anniversary Day from the date of termination to the date of reinstatement and
              o The Monthly Deductions and Monthly Expense Charges for the next 3 months
         o You repay or reinstate any Indebtedness that was outstanding on the date of termination.

If you do not maintain the Term No-Lapse Guarantee, we will not reinstate this guarantee and you will not be eligible for the Lifetime No-Lapse Guarantee. If you do not maintain the Lifetime No-Lapse Guarantee, we will not reinstate this guarantee.


                                       RIDERS

Each rider's description in this Prospectus is subject to the specific terms of the rider as each contains definitions, contractual limitations and conditions. You should review any rider before purchasing it.

Included Rider

The insurance benefit (or rider) summarized below is automatically included with every Policy issued in a state where such an insurance benefit is permitted. You should ask your insurance agent if this insurance benefit is available in your state.

Accelerated Death Benefit Rider

     Benefit Summary:         Enables you to obtain an advance against the Death Benefit upon diagnosis of fatal illness

     Benefit Description:     When the Insured is diagnosed with a fatal illness, we will make you special loans secured by your Death Benefits payable under the Policy. The maximum amount of these special loans is the lesser of
                              o        $250,000
                              o        60% of the difference between your Death Benefit and the maximum amount you are able to borrow from your Policy
                              Multiple special loan advances are permitted
                              during the 12-month period from the date of the
                              first advance until you reach the maximum amount.
                              The minimum special loan is $5,000. We charge you
                              interest at an annual rate of 8% on all special
                              loans we make to you.

                              Some or all of the special loan advances may be considered taxable by the Internal Revenue
                              Service. You should consult your tax adviser before requesting an advance under this rider.

                              The Death Proceeds will be reduced by the amount of all special loan advances, including interest, upon the death of the Insured.

     Excluded Coverage:       This advance must be voluntarily elected. It is not available if:
                              o        You are required to elect this benefit by law to meet the claims of creditors
                              o        You are required to elect this benefit by a government agency in order to apply, keep or maintain a government benefit

     Cost of Benefits:        No charge until elected (and then the only charge is interest on the advance)

     Termination of           The benefits terminate on the earliest of
     Benefits:                o        When your Policy ends
                              o        When the cumulative maximum amount has been advanced


Optional Riders

Subject to certain underwriting and other requirements, you may add one or more of the following optional insurance benefits to your Policy by rider. We will deduct the cost of any rider as part of the Monthly Deduction. Each available optional insurance benefit (or rider) is summarized below.


Accidental Death Rider

     Benefit Summary:         Pays an additional death benefit if the Insured's death is caused by accidental bodily injury

     Benefit Description:     You select the Accidental Death Benefit Amount. The Accidental Death Benefit Amount
                              will be added to the Death Proceeds and paid under the same Income Plan.

                              Under certain circumstances, we will pay 2 times your Accidental Death Benefit Amount.

     Excluded Coverage:       We will not pay an Accidental Death
                              Benefit if the Insured's injury or death resulted
                              from certain risks, such as suicide, certain
                              travel in aircraft, certain use of drugs and
                              participation in an activity while intoxicated.

     Cost of Benefits:        Depends on the Insured's Attained Age and selected Accidental Death Benefit Amount


     Termination of           The benefits terminate at the earliest of
     Benefits:                o        When your Policy ends
                              o        Upon cancellation of the rider
                              o        The day before the Policy Anniversary on which the Insured is 70 years old


Insured Insurability Rider

     Benefit Summary:         Provides an option to purchase additional insurance on the life of the Insured without evidence of insurability

     Benefit Description:     We provide you an option to purchase
                              additional insurance on the life of the Insured
                              without evidence of insurability. The Insured
                              Insurability Option Amount you select is the
                              amount of additional insurance you have the option
                              to purchase.

                              Under most circumstances, the options may be exercised on each regular option date. The regular option dates are the Policy Anniversaries that occur after the Insured is ages 25, 28, 31, 34, 37 and 40.

                              The options may also be exercised on alternate option dates. An alternate option date occurs on the 90th day following each of the following:
                              o        Insured's marriage
                              o        Birth of a living child of Insured
                              o        Adoption of a child by Insured

                              The exercise of an option on an alternate option date cancels the next regular option date still available.

     Excluded Coverage:       N/A

     Cost of Benefits:        Depends on the Insured's Attained Age and selected Insured Insurability Option Amount


     Termination of           The benefits terminate on the earliest of
     Benefits:                o        When your Policy ends
                              o        Upon cancellation of the rider
                              o        The Policy Anniversary on which the Insured is 40 years old



Disability Credit Rider


     Benefit Summary:         Makes premium payments equal to the "Credit Amount" while you are disabled



     Benefit Description:     You select the Credit Amount. The Credit Amount is the annual amount of premium payments we will pay under this optional policy benefit. The Credit Amount must always be
                              o        Greater than or equal to your minimum annual premium for the Term No-Lapse
                                       Guarantee
                              o        Less than or equal to your minimum annual premium for the Lifetime No-Lapse
                                       Guarantee
                              Your Credit Amount may be adjusted if either
                              minimum annual premium changes.

                              We make a premium payment of 1/12 of the Credit
                              Amount for each month you are disabled. This amount may or may not be sufficient to keep your Policy in effect.

     Excluded Coverage:       Disabilities that result from the following are not covered:
                              o        Self-inflicted injuries
                              o        A declared or undeclared war
                              o        Injuries or diseases that first manifest while this optional insurance benefit is not in force

     Cost of Benefits:        Depends on the Insured's Attained Age and selected Credit Amount


     Termination of           The benefits terminate on the earliest of
     Benefits:                o        When your Policy ends
                              o        Upon cancellation of the rider
                              o        The day before the Policy
                                       Anniversary on which the Insured is 60 years
                                       old, unless such benefits are being paid at that time



Children's Term Rider

     Benefit Summary:         Pays a death benefit if an Insured Child dies


     Benefit Description:     For each Insured Child that you name
                              in your application, you select the Children's
                              Term Benefit Amount that will be applicable to
                              each Insured Child. The Children's Term Benefit
                              Amount will be paid upon the death of an Insured
                              Child and can be paid under an Income Plan.


                              Under most circumstances, if the Insured dies, the insurance on each Insured Child provided by this rider will become fully paid-up nonparticipating term insurance and will continue until each Insured Child's 23rd birthday. After an Insured
                              Child is age 18, that Insured Child may convert the term insurance policy to a whole life plan.


     Excluded Coverage:       This rider provides coverage only for
                              Insured Children of the Insured. An Insured Child
                              includes any child of the Insured who was at least
                              15 days old and less than 18 years old when named
                              in the application. An Insured Child also includes
                              any child at least 15 days old, who after the date
                              of application for this rider, was born of any
                              marriage of the Insured or was adopted by the
                              Insured when less than 18 years of age.

     Cost of Benefits:        Depends only on selected Children's Term Benefit Amounts




     Termination of           The benefits terminate on the earliest of
     Benefits:                o        When your Policy ends
                              o        When you cancel the rider
                              o        The day before the Policy Anniversary on which
                                       the Insured is 65 years old
                              o        On an Insured Child's 23rd birthday, for that Insured Child
                              o        The day an Insured Child exercises the conversion option, for that Insured
                                       Child



Other Insured Rider

     Benefit Summary:         Pays a death benefit if an Other Insured dies
     Benefit Description:     For each Other Insured that you name
                              in your application, you select an Other Insured
                              Benefit Amount. The Other Insured Benefit Amount
                              will be paid to the designated beneficiary upon
                              the death of an Other Insured and can be paid
                              under an Income Plan.

                              Under most circumstances, if the Insured dies, each Other Insured has the right to convert the coverage to a new life insurance policy.


                              Until the Policy Anniversary on which an Other
                              Insured is age 85, that Other Insured may convert the coverage to any life insurance policy (other than term insurance) that we regularly issue.


     Excluded Coverage:       N/A

     Cost of Benefits:        Depends on each Other Insured's Attained Age, gender and underwriting class and selected Other Insured Benefit Amounts


     Termination of           The benefits terminate on the earliest of
     Benefits:                o        When your Policy ends
                              o        When you cancel the rider
                              o        The day before the Policy Anniversary on which the Insured is 100 years old
                              o        The day before the Policy Anniversary on which the Other Insured is 95 years old, for that Other Insured
                              o        The day an Other Insured exercises the conversion options, for that Other
                                       Insured



                         OTHER INFORMATION ABOUT YOUR POLICY

Policy is a Contract


The Policy is a legal contract between you and us to insure the life of the person named in the application as the Insured. We provide the insurance coverage and other benefits described in the Policy in exchange for your completed application and your premium payments.


When we refer to the Policy, we mean the entire contract, which consists of:

         o    The basic policy
         o    The application

         o    Any supplemental applications
         o Any optional policy benefits, riders or endorsements that add provisions or change the terms of the basic policy

The description of the Policy in this Prospectus is subject to the specific terms of your Policy as it contains specific contractual provisions and conditions. If the terms of your Policy differ from the description of the

Policy in the Prospectus, you should rely on the terms in your Policy.


The Policy is subject to the laws in the state in which it is issued. To the extent that the Policy may not comply with the applicable state law, we will interpret it so that it complies.

Modification of Policy

Upon notice to you, we may modify your Policy:


         o If such modification is necessary to make the Policy comply with any law or regulation issued by a governmental agency applicable to the Policy
         o If such modification is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy
         o If such modification is necessary to reflect a change in the operation of the Company, Separate Account 1 or the Sub-Accounts
         o If such modification adds, deletes or otherwise changes Sub-Account options


We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of a modification, we may make appropriate endorsement to the Policy to reflect the modification.


Your insurance agent cannot change any of the terms of your Policy, extend the time for making premium payments or make any other agreement that would be binding on us.

Extended Maturity Benefit

On the Policy Anniversary after the Insured turns age 100, the total of the then current value of your Sub-Accounts and the then current value of your Loan Account, plus interest due and unpaid, will be automatically transferred to the Fixed Account. Your total value in the Fixed Account will then be reduced by the amount of any outstanding Indebtedness. After that time, we will not accept any further premium payments, we will not deduct further charges, we will not permit you to transfer your money from the Fixed Account, we will not permit any additional loans and your death benefit option will be changed to Option 2. Unless you were older than age 75 on the Policy Date, we will not decrease your Specified Amount by your Account Value when we change your death benefit option to Option 2. Your Policy will continue in effect until the Insured's death or until the Policy is surrendered for its Net Cash Surrender Value.

Conversion to a Fixed Policy

You may elect to convert your Policy to a fixed policy at any time:


         o    Within 24 months of your Policy Date or
         o    Within 60 days of the later of
              o notification of a change in the investment policy of Separate Account 1, or
              o    the effective date of the change

If you elect to convert your Policy, we will transfer the entire value of your investment in the Sub-Accounts to the Fixed Account. We will not charge you for this transfer. After the date of your election to convert your Policy, Net Premiums may not be allocated and transfers may not be made to any of the Sub-Accounts. All other terms and charges of your Policy will continue to apply.


Confirmations and Statements

We will send you a confirmation of each premium payment and other financial transactions, such as transfers and partial withdrawals. We will also send you a statement each year showing the value of your investment in the Sub-Accounts and the Fixed Account.

If you have invested money in a Sub-Account, you will also receive semi-annual reports for the Fund in which the Sub-Account invests. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

Processing Guidelines

We use certain guidelines to determine when we will process your Policy application and other instructions. These processing guidelines determine your Policy Date and the effective date of instructions that you send to us. The effective date depends upon:


         o Whether we receive your application or instructions before or after the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time),
         o    Whether the New York Stock Exchange is open at that time, and
         o    Whether your application and instructions are in good order

Also, we cannot determine your Policy Date or the effective date of your Policy until we have received the initial minimum premium required to issue your Policy.

If you are the sole owner of the Policy, you must sign the Policy application and other instructions. If you and another person are joint owners of your Policy, you and your joint owner must both sign your Policy application and instructions.


Required Note on Computations

Calculations are based on the mortality table shown in your Policy Schedule.

We have filed a detailed statement of our computations with the applicable state insurance departments. The values under this Policy are not less than those required by the law of your state. Any benefit provided by an attached rider will not increase these values unless stated in the rider.


The method used in calculating Policy values will be based on the actuarial procedures that recognize the variable nature of this Policy.

Projection of Benefits and Values


In addition to any examples and illustrations provided to you by your insurance agent, you may request that we send you a hypothetical illustration of Policy benefits and values. We may charge a reasonable fee to provide this information to you.

Incontestability

We issue the Policy in reliance on the answers you provided in the application and any supplemental applications. These answers are considered representatives, and not warranties. We have assumed that all these answers are true and complete. If they are not, we may have the right to contest and void the Policy as if it had not been issued. Except for cases involving termination of the Policy or fraud, we will not contest:

         o The Policy after the Policy has been in effect for 2 years during the Insured's lifetime
         o Any increase in Specified Amount after the increase has been in effect for 2 years during the Insured's lifetime
         o Any rider attached to the Policy after the rider has been in effect for 2 years


During these 2-year periods, we may contest the validity of your Policy, any increase in Specified Amount or the validity of any riders based on material misstatements made in the application or any supplemental application. No statement will be used in contesting a claim unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

If your Policy is reinstated after termination, the 2-year period of contestability begins on the reinstatement date. If the Policy has been in effect for 2 years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than 2 years, it will be contestable as to statements made in the reinstatement application as well as the initial application and supplemental applications.


Defending Against Claims

We will not use any statement you made to defend against a claim under your Policy unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

Suicide Exclusion

Your Policy does not cover suicide by the Insured, whether sane or insane, during the 2-year period beginning with the Policy Date. If the Policy is in effect and the Insured commits suicide during this 2-year period, we will pay you the greater of the following amounts:

         o Your premium payments, less any Indebtedness, less any previous withdrawals, and less all monthly costs of insurance on all persons other than the Insured ever covered by rider
         o    The Net Cash Surrender Value

We will not pay any Death Benefit in these circumstances.


With respect to any increase in Specified Amount, we will not pay death benefits if the Insured, whether sane or insane, commits suicide within 2 years from the effective date of the increase. If the Policy has been in effect for more than 2 years after the Policy Date but less than 2 years from an increase in Specified Amount, we will return the monthly costs of insurance charged for the increase and pay death benefits based on the previous Specified Amount (on which the 2-year suicide exclusion has expired).


This provision also applies to any rider attached to the Policy. The 2-year period begins on the rider's date of issue.

If your Policy terminates and is later reinstated, we will measure the 2-year time period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.

Termination of Your Policy

Your Policy will terminate and all insurance coverage under the Policy will stop in the following instances:


         o As of the date on which we receive notice from you requesting that the Policy be cancelled
         o    As of the date the Insured dies (although some riders may provide benefits for other covered persons beyond the Insured's death)
         o    As of the date a Grace Period related to the continuation of your
              Policy expires
         o As of 31 days after we mail you a notice that your Indebtedness exceeds your Cash Surrender Value less the Monthly Deduction and the Monthly Expense Charge for the current month unless you make the necessary premium payment to continue the Policy


No Dividends

The Policies are "non-participating," which means that they do not pay dividends.

Misstatement of Age or Gender

If the age or gender of the Insured is misstated in information sent to us, we will change any benefits under the Policy to those benefits that your cost of insurance charge for the month of death would provide if the correct age and gender had been stated. If we do not discover the misstatement until after the payment of the Policy proceeds under one of the Income Plans has started, we will deduct any overpayments, plus compound interest, from subsequent payments and we will pay any underpayments, plus compound interest, in a lump sum.

Telephone Security Procedures

We have established security procedures for telephone transactions, such as recording telephone calls. We may also require a personal identification number
(PIN) or other identifying information. We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.

Year 2000 Information

Columbus Life began its effort to address the Year 2000 compliance issue prior to 1990. As of January 1, 1999, the internal effort was completed. All computer equipment and software systems, communications equipment and software, and any building equipment and facilities are expected to properly calculate, process and use dates before, during and after January 1, 2000, without error or interruption. In addition to its internal efforts, Columbus Life has a Year 2000 Task Force in place to monitor the Year 2000 efforts of its critical business partners and suppliers. Should this Task Force determine that the Year 2000 efforts of any of these partners or suppliers will not be adequate, Columbus Life will develop contingency plans to address any issues that may arise.

Assignment

Generally, you may assign your Policy. We will not be bound by an assignment until we receive and record written notice of the assignment at Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your rights and the rights of your Beneficiary will be affected by an assignment. We are not responsible for the validity or tax consequences of any assignment.


                    INFORMATION ABOUT THE INVESTMENT OPTIONS

The Sub-Accounts and the Funds


You can allocate your Net Premiums to one or more Sub-Accounts. You may also transfer amounts among the Fixed Account and the Sub-Accounts. Each Sub-Account invests in a corresponding Fund of the AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (Touchstone).

Each Sub-Account buys shares of the corresponding Fund at net asset value without a sales charge. Dividends and capital gains distributions from a Fund are reinvested at net asset value without a sales charge and held by the Sub-Account as an asset. Each Sub-Account redeems Fund shares at net asset value to the extent necessary to make payment of Death Proceeds or other payments under the Policy.

The following table contains general information about the investment advisor, investment objective and principal investment strategies of each Fund in which a corresponding Sub-Account invests. The fund advisors and sub-advisors cannot guarantee that the Funds will meet their investment objectives nor is there any guarantee that your Account Value will equal or exceed the total of your Net Premiums. More complete information about each Fund, including information about its risks, performance and other investment strategies, is included in the prospectus of each Fund. Please read each prospectus carefully before you purchase a Policy or make other decisions about your investment options.

A Fund may have a name and/or investment objective that is very similar the name of a publicly available mutual fund managed by the same advisor or sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various factors that affect the operation of a Fund, such as implementation of investment policies, Fund expenses and size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available funds because you will pay additional charges related to your Policy, such as the mortality and expense risk charge.

AIM V.I. Growth Fund
(AIM V.I. Growth Sub-Account)


     Fund Family:             AIM Variable Insurance Funds, Inc.
     Fund Advisor:            AIM Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve growth of
                              capital principally through investment in common
                              stocks of seasoned and better capitalized
                              companies considered to have strong earnings
                              momentum.
     Principal Investment     The Fund invests primarily in the common stocks of 2 types of companies:
     Strategies:              o  "Core" companies that the portfolio manager believes have experienced above-average consistent, long-term growth in earnings and have a good chance to continue such growth in the future
                              o  "Earnings Acceleration" companies that the portfolio manager believes are currently enjoying a dramatic increase in profits.


AIM V.I. Government Securities Fund
(AIM V.I. Government Securities Sub-Account)

     Fund Family:             AIM Variable Insurance Funds, Inc.
     Fund Advisor:            AIM Advisors, Inc.




     Investment Objective:    The Fund seeks to achieve a high level
                              of current income consistent with reasonable
                              concern for safety of principal by investing in
                              debt securities issued, guaranteed or otherwise
                              backed by the U.S. Government. The Fund intends to
                              maintain a dollar-weighted average portfolio
                              maturity between 3 and 10 years.
     Principal Investment     The Fund invests primarily in U.S. Treasury obligations and obligations issued or
     Strategies:              guaranteed by U.S. Government agencies and instrumentalities.


Alger American Small Capitalization Portfolio
(Alger American Small Capitalization Sub-Account)

     Fund Family:             The Alger American Fund
     Fund Advisor:            Fred Alger Management, Inc.

     Investment Objective:    The Fund seeks long-term capital appreciation.
     Principal Investment     The Fund invests primarily (up to 65% of total assets) in equity securities of
     Strategies:              companies that have a market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap
                              600 Index. The combined range of the market
                              capitalization of companies included in these
                              indices is approximately $20 million to $4.25
                              billion. The Fund may invest up to 35% of total
                              assets in companies with a market capitalization
                              outside the range provided by the indices.


Alger American Growth Portfolio
(Alger American Growth Sub-Account)

     Fund Family:             The Alger American Fund
     Fund Advisor:            Fred Alger Management, Inc.

     Investment Objective:    The Fund seeks long-term capital appreciation.
     Principal Investment     The Fund invests primarily (up to 65% of total assets) in equity securities of
     Strategies:              companies that have a market capitalization of $1 billion or greater. The Fund may invest up to 35% of total assets in companies with
                              a market capitalization of less than $1 billion.


MFS VIT Emerging Growth Series
(MFS VIT Emerging Growth Sub-Account)

     Fund Family:             MFS Variable Insurance Trust
     Fund Advisor:            Massachusetts Financial Services Company

     Investment Objective:    The Fund seeks to provide long-term
                              growth of capital. Dividend and interest income
                              from portfolio securities, if any, is incidental
                              to the Fund's objective of long-term growth of
                              capital.




     Principal Investment     The Fund invests primarily (at least 65% of total assets) in the common stocks of
     Strategies:              companies believed to be early in their life cycle but have the potential to become major enterprises (emerging growth companies) or major enterprises whose rates of earnings growth are expected to accelerate. In selecting its investments, the portfolio manager focuses on
                              those companies it believes will grow faster than
                              the overall U.S. economy and the rate of inflation.


MFS VIT Growth with Income Series
(MFS VIT Growth with Income Sub-Account)

     Fund Family:             MFS Variable Insurance Trust
     Fund Advisor:            Massachusetts Financial Services Company

     Investment Objective:    The Fund seeks to provide reasonable current income and long-term growth of capital and income.

     Principal Investment     The Fund invests primarily (at least 65% of total assets) in equity securities of
     Strategies:              companies that are believed to have long-term prospects for growth and income.


PIMCO Long-Term U.S. Government Portfolio
(PIMCO Long-Term U.S. Government Sub-Account)

     Fund Family:             PIMCO Variable Insurance Trust
     Fund Advisor:            Pacific Investment Management Company

     Investment Objective:    The Fund seeks to maximize total return, consistent with the preservation of capital and prudent investment management.
     Principal Investment     The Fund invests primarily (up to 65% of net assets) in U.S. Government securities.
     Strategies:              The U.S. Government securities may be represented by options and futures contracts.


Touchstone Small Cap Value Fund
(Touchstone Small Cap Value Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Todd Investment Advisors, Inc.

     Investment Objective:    The Fund seeks long-term growth of capital.
     Principal Investment     The Fund invests primarily (at least 75% of total assets) in the common stocks of
     Strategies:              small to medium capitalization companies that the portfolio manager believes are undervalued. The portfolio manager looks for stocks that are priced lower than they should be, and also contain a catalyst for growth. The Fund may also invest up to 5% of its assets (at the time of purchase) in any one company. The Fund will limit its investments so that the percentage of the Fund's assets invested in a particular industry will not be more than double the percentage of the industry in the Russell 2000 Index.




Touchstone Emerging Growth Fund
(Touchstone Emerging Growth Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisors:       David L. Babson & Company, Inc.
                              Westfield Capital Management Company, Inc.

     Investment Objective:    The Fund seeks to increase the value of its shares as a primary goal and to earn income as a secondary goal.
     Principal Investment     The Fund invests primarily (at least 65% of total assets) in the common stocks of
     Strategies:              smaller, rapidly growing (emerging growth) companies. In selecting its investments, the portfolio managers focus on those companies
                              they believe will grow faster than the U.S.
                              economy in general. They also choose companies
                              they believe are priced lower in the market than
                              their true value.


Touchstone International Equity Fund
(Touchstone International Equity Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Credit Suisse Asset Management

     Investment Objective:    The Fund seeks to increase the value of its shares over the long-term.

     Principal Investment     The Fund invests primarily (at least 80% of total assets) in equity securities of
     Strategies:              foreign companies and will invest in at least 3 countries outside the United States. A large portion of those non-U.S. equity securities may be issued by companies active in emerging market countries (up to 40% of total assets).


Touchstone Income Opportunity Fund
(Touchstone Income Opportunity Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Alliance Capital Management L.P.

     Investment               Objective: The Fund seeks to achieve a high level
                              of current income as its main goal. The Fund may
                              also seek to increase the value of its shares, if
                              consistent with its main goal.
     Principal Investment     The Fund invests primarily in debt securities. These debt securities will generally be
     Strategies:              more risky non-investment grade corporate and government securities (up to 100% of total assets). Non-investment grade debt securities are often referred to as "junk bonds" and are considered speculative.


Touchstone High Yield Fund
(Touchstone High Yield Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.




     Investment Objective:    The Fund seeks to achieve a high level of current income as its main goal. Capital appreciation is a secondary consideration in achieving its goal.
     Principal Investment     The Fund invests primarily in debt securities. These debt securities will generally be
     Strategies:              more risky non-investment grade corporate and government securities (up to 100% of total assets) issued primarily by U.S. issuers. Non-investment grade debt securities are often referred to as "junk bonds" and are considered speculative.


Touchstone Value Plus Fund
(Touchstone Value Plus Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to increase the value of its shares over the long-term.

     Principal Investment     The Fund invests primarily (at least 65% of total assets) in common stock of larger
     Strategies:              companies that the portfolio manager believes are undervalued. In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages and are believed to be priced lower than their true value.
                              These companies may not pay dividends. The Fund may also invest in common stocks of rapidly growing companies to enhance the Fund's return and vary its investments to avoid having too much of the Fund's assets subject to risks specific to undervalued stocks. Also, up to 70% of total assets may be invested in large cap companies and up to 30% may be invested in mid cap companies.


Touchstone Growth & Income Fund
(Touchstone Growth & Income Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Scudder Kemper Investments, Inc.

     Investment Objective:    The Fund seeks to increase the value of its shares over the long-term, while receiving dividend income.
     Principal Investment     The Fund invests primarily (at least 65% of total assets) in dividend-paying common
     Strategies:              stocks, preferred stocks and convertible securities in a variety of industries. The portfolio manager may choose to purchase securities that do not pay dividends (up to 35%)
                              but which are expected to increase in value or produce high income payments in the future.

                              In choosing securities for the Fund, the portfolio manager will follow a value oriented style, generally buying securities with yields that areat least 20% higher than the average yield of companies in the S&P 500. The portfolio manager focuses on investing in companies that have a market capitalization of at least $1 billion, but may invest in companies of any size.




Touchstone Enhanced 30 Fund
(Touchstone Enhanced 30 Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Todd Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve a total
                              return which is higher than the total return of
                              the Dow Jones Industrial Average (DJIA).
     Principal Investment     The Fund's portfolio is based on the 30 stocks which comprise the DJIA. The portfolio
     Strategies:              manager seeks to enhance the total return of the Fund by substituting some rapidly growing companies for those companies in the DJIA  that appear to have slower growth.
                              The portfolio manager uses a database of 4,000 stocks from which to choose the companies that will be substituted in the enhanced portion of the portfolio.


Touchstone Balanced Fund
(Touchstone Balanced Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        OpCap Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve an increase in value and current income.

     Principal Investment     The Fund invests in both equity securities (generally about 60% of total assets) and
     Strategies:              debt securities (generally about 40%, but at least 25%). The debt securities will be rated investment grade or at the highest levels of non-investment grade.


Touchstone Bond Fund
(Touchstone Bond Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to provide a high level of dividends and distributions.

     Principal Investment     The Fund invests primarily in higher quality investment grade debt securities (at
     Strategies:              least 65% of total assets). The Fund's investment in debt securities may be determined by the direction in which interest rates are expected to move because the value of these securities generally moves in the opposite direction from interest rates. The Fund expects to have an average maturity between 5 and 15 years.




Touchstone Standby Income Fund
(Touchstone Standby Income Sub-Account)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to provide a higher level of current income than a money market fund, while also seeking to prevent large fluctuations in the value of the Sub-Account's initial investment. The Fund does not try to keep a constant $1.00 per share net asset value.

     Principal Investment     The Fund invests mostly in various types of money market instruments. All investments
     Strategies:              will be rated at least investment grade. On average, the securities held by the Fund will mature in less than one year.


Neither AIM Advisors, Inc., Fred Alger Management, Inc., Massachusetts Financial Services Company nor Pacific Investment Management Company is an affiliate of Columbus Life.

Special Considerations

AIM, Alger, MFS and PIMCO offer shares to Separate Account 1 and other separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. Touchstone offers its shares to the separate accounts of Columbus Life and Western-Southern Life Assurance Company to fund benefits under the Policies, other variable life insurance policies and variable annuity contracts. We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken.

If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its investment in a Fund. If it becomes necessary for a separate account to replace its shares of a Fund with another investment, the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, AIM, Alger, MFS, PIMCO and Columbus Life are subject to conditions imposed by the SEC that are designed to prevent or remedy any conflict of interest. Touchstone, which is not subject to such conditions, has adopted certain procedures that substantially reflect and implement the substance of these conditions. These conditions and procedures require the Board of Trustees of each Fund has the obligation to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.


Changes in the Sub-Accounts and the Funds

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in the Fund's investment objectives or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Policy holders.

Fixed Account


The Net Premiums that you allocate to the Fixed Account will earn interest. We guarantee that this interest rate will never be less than an effective annual rate of at least 3%. We may, but are not required to, credit interest in excess of this rate. Different interest rates may apply to Net Premiums allocated, or amounts transferred, to the Fixed Account on different dates. The current interest rate of the Fixed Account at the time we issue your Policy is shown in your Policy Schedule.


                            VALUATION OF YOUR INVESTMENT

Sub-Accounts

--------------------------------------------------------------------------------

Accumulation Unit             A unit of measure used to calculate a Policy
                              owner's share of a Sub-Account. Although it is not
                              the same as a mutual fund share, it is similar.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Accumulation Unit Value       The dollar value of an Accumulation Unit in
                              a Sub-Account.
--------------------------------------------------------------------------------

The value of your interest in a Sub-Account is measured in Accumulation Units. An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated on each day that the New York Stock Exchange is open for business (Valuation Date). The Accumulation Unit Value of a Sub-Account on any Valuation Date is calculated by dividing the value of the Sub-Account's net assets by the number of Accumulation Units credited to the Sub-Account on the Valuation Date.

When you allocate Net Premiums or transfer amounts to a Sub-Account, your Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of the Monthly Deduction and Monthly Expense Charge, will decrease the number of Accumulation Units.


The number of Accumulation Units added to or subtracted from your Account
Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. We use the following guidelines to determine the Valuation Date when we process the transaction:

         o If we receive your premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), we will process the transaction on that Valuation Date.
         o    If not, we will process the transaction on the next Valuation
              Date.

To calculate the Accumulation Unit Value of a Sub-Account on any Valuation Date, we start with the Accumulation Unit Value from the preceding Valuation Date and adjust it to reflect the following items:

         o The investment performance of the Sub-Account, which is based on the investment performance of the corresponding Fund
         o    Any dividend or distributions paid by the corresponding Fund
         o Any charges or credits for taxes that we determined were the result of the investment operations of the Sub-Account
         o    The mortality and expense risk charge


Supplement F to this Prospectus contains a description of the procedures we use to calculate the Accumulation Unit Value of a Sub-Account.

Fixed Account

The value of the Fixed Account is calculated daily and reflects the following transactions:

         o    Net Premiums allocated to the Fixed Account
         o    Withdrawals from the Fixed Account
         o    Transfers to and from the Fixed Account
         o    Interest credited to the Fixed Account
         o Charges assessed against the Fixed Account, such as the Monthly Deduction and Monthly Expense Charges and any surrender charges

Supplement F to this Prospectus contains a description of the procedures we use to calculate the value in the Fixed Account.


                               PERFORMANCE INFORMATION

We may include performance information in advertisements, sales literature and reports to Policy owners or prospective investors.

We may report performance information in any manner permitted under applicable law. For example, we may report total returns and average annual total returns for the Funds and the Sub-Accounts or present performance information as a change in a hypothetical Policy owner's Account Value or Death Benefit. The performance information may cover various periods of time, including periods beginning with the start of operations of a Sub-Account or the Fund in which it invests. Performance information may not reflect the deduction of all charges applicable to a particular Policy. For example, performance information may not reflect the deduction of the cost of insurance charge because of the individual nature of this charge. If all charges applicable to a particular Policy were included, performance would be reduced.

You can request a personalized illustration that shows the performance of a hypothetical Policy. The illustration will be based either on actual historical Fund performance or on the hypothetical investment return that you request. The Net Cash Surrender Value provided in the illustration will assume all Fund charges and expenses, all Separate Account 1 charges and all Policy charges are deducted. The Account Value provided in the illustration will assume all charges except the surrender charge are deducted. Your Policy's actual investment performance may not be the same as the performance of the hypothetical Policy shown in the illustration. You should not consider any performance information to be an estimate or guarantee of future performance.

We may also compare the performance of a Sub-Account to the performance of other separate accounts or investments as listed in rankings prepared by independent organizations that monitor the performance of separate accounts and other investments. We may also include evaluations of the Sub-Account published by nationally recognized ranking services or nationally recognized financial publications.

                                  VOTING RIGHTS

Because each Sub-Account invests in a corresponding Fund, Columbus Life is entitled to vote at any meeting of the Fund's shareholders. Columbus Life, on behalf of Separate Account 1, votes the shares of a Fund that are held by a Sub-Account according to the instructions of the holders of the Policies who have invested in that Sub-Account.

If you have money in a Sub-Account on the record date for a meeting of the shareholders of the corresponding Fund, we will ask you for voting instructions. Your voting instructions will apply to a specific number of Fund shares. We will calculate this number by determining the percentage of the Sub-Account that you own and applying this percentage to the total number of Fund shares that the Sub-Account owns.

We will mail materials to you at least 14 days before the shareholder meeting so you can provide your voting instructions to us. If we do not receive voting instructions from you, we will still vote the shares for which you are entitled to provide instructions. We will vote these shares in the same proportion as the voting instructions received by Policy holders who provide instructions. If Columbus Life itself is entitled to vote at the shareholders meeting, it will vote its shares in the same manner.

We may not ask the Policy holders for voting instructions if the applicable rules and regulations change and permit us to vote the shares of the Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Policy holders under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.

             COLUMBUS LIFE INSURANCE COMPANY AND SEPARATE ACCOUNT 1

Columbus Life Insurance Company


Columbus Life Insurance Company (Columbus Life) is a stock life insurance company organized under the laws of the State of Ohio on September 8, 1986. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), a mutual life insurance company organized under the laws of the State of Ohio on February 23, 1888. Columbus Life issues insurance and annuity contracts and is located at 400 East Fourth Street, Cincinnati, Ohio 45202. Columbus Life is subject to supervision by the department of insurance of the various states in which it is licensed to transact business.

Investments allocated to the Fixed Account are held in Columbus Life's general account along with Columbus Life's other assets. The interests of the Fixed Account have not been registered under the Securities Act of 1933 and Columbus Life's general account has not been registered as an investment company under the Investment Company Act of 1940. As a result, the staff of the SEC has not reviewed the information in this Prospectus about the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain general provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Because of state insurance law requirements, Columbus Life maintains reserves to cover its obligations under the Policies. The assets in Separate Account 1 attributable to the Policies make up a part of these reserves. Although these reserves support the Policies, Policy owners have no ownership interest in these reserves and any excess reserves will be for the benefit of Columbus Life and not the Policy owners. The general account of Columbus Life is available to satisfy Columbus Life's obligations under the Policies.

DIRECTORS OF COLUMBUS LIFE. Columbus Life is managed by its Board of Directors, 4 of whom are also officers of Columbus Life or WSLIC. Each Director's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted. The following persons serve as Directors of Columbus Life:

NAME                                PRINCIPAL OCCUPATION (PAST 5 YEARS)

William J. Williams                 Chairman of the Board of Columbus Life
                                    since 1989; Chairman of the Board of WSLIC and Western-Southern Life Assurance Company
                                    (WSLAC) since 1989; Chief Executive Officer of WSLIC and WSLAC 1989-1994.

John F. Barrett                     Vice-Chairman of the Board of
                                    Columbus Life since 1987; Chief Executive
                                    Officer of WSLIC and WSLAC since 1994;
                                    President of WSLIC and WSLAC since 1989;
                                    Chief Operating Officer of WSLIC and WSLAC
                                    1989-1994.

Lawrence L. Grypp                   President and Chief Executive Officer of
                                    Columbus Life since 1999; President and
                                    Chief Executive Officer of Summit Financial
                                    Resources, Inc. 1998-1999; Executive
                                    Vice President of Massachusetts Mutual Life
                                    Insurance Company 1976-1996.

James N. Clark                      Executive Vice President and
                                    Secretary of WSLIC and WSLAC since 1997;
                                    Executive Vice President, Secretary and
                                    Treasurer of WSLIC and WSLAC 1996-1997;
                                    Executive Vice President and Treasurer of
                                    WSLIC and WSLAC 1994-1996.

Robert C. Savage                    General Agent, Savage and Associates, 4427
                                    Talmadge Road, Building 2, Toledo,
                                    Ohio 43623.

Ralph E. Waldo                      Retired President and Chief Executive
                                    Officer of Columbus Life. 3974 Patricia
                                    Drive, Columbus, Ohio 43220.

OFFICERS OF COLUMBUS LIFE (OTHER THAN DIRECTORS). The senior officers of Columbus Life, other than the Directors named above, and the officers responsible for the variable life operations are described below. Each officer's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted.

NAME                                PRINCIPAL OCCUPATION (PAST 5 YEARS)

Dale P. Hennie                      Senior Vice President and Chief Information
                                    Officer of Columbus Life, WSLIC and WSLAC since 1999; Senior Vice President of
                                    Insurance Operations of Columbus Life,
                                    WSLIC and WSLAC 1997-1999; Vice President of
                                    WSLIC and WSLAC 1990-1997.

Nora E. Moushey                     Senior Vice President and Chief
                                    Actuary of Columbus Life, WSLIC and WSLAC since 1998; Senior Vice President of
                                    Products and Financial Management of
                                    Columbus Life from 1993-1998.

James M. Teeters                    Senior Vice President of Insurance
                                    Operations of Columbus Life, WSLIC and
                                    WSLAC since 1999; Senior Vice President of
                                    Administration of Columbus Life 1991-1999;
                                    Senior Vice President of Administration of
                                    WSLIC and WSLAC 1998-1999.

Robert L. Walker                    Senior Vice President and Chief Financial
                                    Officer of Columbus Life, WSLIC and WSLAC since 1998; Chief Financial Officer of
                                    National Data Corporation 1997-1998; Senior
                                    Vice President and Chief Financial Officer of Providian Corporation 1993-1997.

Mark A. Wilkerson                   Senior Vice President and Chief Marketing
                                    Officer of Columbus Life since 1990.

William F. Ledwin                   Vice President and Chief Investment Officer
                                    of Columbus Life since 1987;  Senior Vice
                                    President and Chief Investment Officer of
                                    WSLIC and WSLAC since 1989; President of
                                    Fort Washington Investment Advisors, Inc.
                                    since 1990.

Thomas D. Holdridge                 Vice President of Underwriting of Columbus
                                    Life since 1980.

Donald J. Wuebbling                 Vice President and Secretary of Columbus
                                    Life since 1987; Senior Vice President
                                    and General Counsel of WSLIC and WSLAC since
                                    1999; Vice President and General Counsel of
                                    WSLIC and WSLAC 1988-1999.

Edward S. Heenan                    Vice President and Comptroller of Columbus
                                    Life, WSLIC and WSLAC since 1987.

James J. Vance                      Vice President and Treasurer of Columbus
                                    Life, WSLIC and WSLAC since 1999;
                                    Treasurer of Columbus Life, WSLIC and WSLAC
                                    1997-1999; Assistant Treasurer of WSLIC and
                                    WSLAC 1995-1997; Director of Financial
                                    Research of WSLIC and WSLAC 1994-1995.

Charles W. Wood, Jr.                Vice President of Sales and
                                    Marketing of Columbus Life since 1999; Vice
                                    President of Marketing Support of Columbus
                                    Life 1998-1999; Regional Vice President of
                                    Sales of Ameritas Life Insurance Company
                                    1996-1998; Senior Vice President and Chief
                                    Marketing Officer of Covenant Life Insurance
                                    Company 1988-1995.

Donald W. Kaplan                    Vice President of Financial
                                    Projections of Columbus Life since 1998;
                                    Vice President of Financial Projections of
                                    WSLIC and WSLAC since 1988.

Mario J. San Marco                  Vice President of Columbus Life since 1992;
                                    Vice President of WSLIC and WSLAC
                                    since 1988.

The directors, officers and employees of Columbus Life and Touchstone Securities are bonded in the amount of $10,000,000 by a Financial Institutions Blanket Bond, for dishonest, fraudulent, or criminal acts, wherever committed, and whether committed alone or in collusion with others.

Separate Account 1

Columbus Life established Columbus Life Separate Account 1 (Separate Account 1) under Ohio law on September 10, 1998. Separate Account 1 is registered with the SEC as a unit investment trust. We may operate Separate Account 1 as a management investment company or any other form permitted by law. We may also deregister Separate Account 1 if registration with the SEC is no longer required.

Separate Account 1 is currently divided into 18 Sub-Accounts. Separate Account 1 holds the investments allocated to the Sub-Accounts by the owners of the Policies. It may also hold assets for the benefit of owners of certain other variable universal life insurance policies that it issues. Separate Account 1 invests the assets of each Sub-Account in an underlying Fund. The investment objective of a Sub-Account and the underlying Fund in which it invests are identical.

We own Separate Account 1's assets but we separate Separate Account 1's assets from our general account assets and the assets of our other separate accounts. Liabilities from other businesses we conduct will not be charged to Separate Account 1's assets. We hold Separate Account 1's assets exclusively for the benefit of owners and beneficiaries of the Policies and any other variable universal life policies supported by Separate Account 1. We are obligated to pay all benefits provided under the Policies.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of that Sub-Account without regard to the income, capital gains or capital losses of any other Sub-Account or Columbus Life.


                                SERVICE PROVIDERS

Distribution of the Policies

Touchstone Securities, Inc. is the sole underwriter of the Policy. Touchstone Securities is a wholly-owned subsidiary of IFS Financial Services, a wholly-owned subsidiary of WSLAC, a wholly-owned subsidiary of WSLIC. Touchstone Securities is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.
(NASD) and Securities Investor Protection Corporation (SIPC). The Policy will be sold by agents who have entered into distribution agreements with Touchstone Securities. The agents will be licensed insurance agents in those states where the Policy may be lawfully sold. The agents will also be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of NASD.

Columbus Life pays Touchstone Securities, or agents of Touchstone Securities, a commission of up to 105% of the target annual premium (annualized) in the first year when the Policy is sold, plus up to 3% of all premiums in excess of the target annual premium. Each year thereafter, Columbus Life pays a commission of 3% or less on all premiums paid on a Policy. Each year Columbus Life also pays a service fee of 0.25% or less of the Account Value, less any Indebtedness. Touchstone Securities is generally responsible for paying its agents and representatives for distribution of the Policies.


Service Providers to the Funds

The key service providers for each family of Funds in which the Sub-Accounts invest are indicated below:


----------------------------------------------------------------------------------------------------------------------
                                      AIM variable insurance funds, inc. (AIM)
                Advisor                                Custodian                       Underwriter/Distributor
                -------                                ---------                       -----------------------
AIM Advisors, Inc.                       State Street Bank and Trust Company    AIM Distributors, Inc.
11 Greenway Plaza, Suite 100             225 Franklin Street                    11 Greenway Plaza, Suite 100
Houston, Texas 77046                     Boston, Massachusetts 02110            Houston, Texas 77046

---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                         The Alger American Fund (Alger)
                Advisor                                Custodian                       Underwriter/Distributor
Fred Alger Management, Inc.              Custodial Trust Company                Alger Inc.
75 Maiden Lane                           101 Carnegie Center                    30 Montgomery Street
New York, New York 10038                 Princeton, New Jersey 08540            Jersey City, New Jersey 07302

---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                         MFS Variable Insurance Trust (MFS)
                Advisor                                Custodian                       Underwriter/Distributor
Massachusetts Financial Services         State Street Bank and Trust Company    MFS Fund Distributors, Inc.
   Company                               225 Franklin Street                    500 Boyleston Street
500 Boyleston Street                     Boston, Massachusetts 02110            Boston, Massachusetts 02116
Boston, Massachusetts 02116
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                       PIMCO Variable Insurance Trust (PIMCO)
                Advisor                                Custodian                       Underwriter/Distributor
Pacific Investment Management Company    Investors Fiduciary Trust Company      PIMCO Funds Distributors, Inc.
840 Newport Center Drive                 801 Pennsylvania                       2187 Atlantic Street
Newport Beach, California 92660          Kansas City, Missouri 64105            Stamford, Connecticut 06902
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                    Touchstone Variable Series Trust (Touchstone)
                Advisor                                Custodian                       Underwriter/Distributor
Touchstone Advisors, Inc.                Investors Bank & Trust Company         Touchstone Securities, Inc.
311 Pike Street                          200 Clarendon Street                   311 Pike Street
Cincinnati, Ohio 45202                   Boston, Massachusetts 021
            Cincinnati, Ohio 45202

---------------------------------------- -------------------------------------- --------------------------------------


                                     TAX MATTERS

The following is a summary discussion of certain federal income tax matters that apply to your Policy. The following discussion does not purport to be complete or to cover all situations. The discussion is general in nature, and it should not be considered tax advice. You should consult your own tax advisor for more complete information.

The individual situation of each Policy owner or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate tax, state inheritance tax and other taxes. Other than the very general overview of the effect of federal estate taxes on the Policy that is contained in the following discussion, the effect of federal estate tax, state inheritance tax and other taxes is generally not discussed herein.

The following discussion is also based on federal income tax law and interpretations in effect as of the date of this Prospectus and is subject to later changes in such tax law or interpretations.

Except as is otherwise expressly noted below, this discussion assumes that you are the Policy owner and that you are a natural person who is a U.S. citizen and resident. The tax effects on an owner who is not a natural person, U.S. citizen or U.S. resident may be different than the effects discussed herein.

General

Your Policy will be treated as "life insurance" for federal income tax purposes
(a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), and (b) for as long as the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements.

Accordingly, provided that your Policy meets such requirements, the following federal income tax consequences should apply:

         o The death benefit received by the beneficiary under the Policy will not be subject to federal income tax; and
         o Increases in the Policy's cash value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from the Policy, such as a surrender or a partial withdrawal.

Payment of Death Benefit

In general, as long as your Policy is considered "life insurance," the death benefit payable under the Policy will not be included in the income of the beneficiary receiving such benefit for federal income tax purposes.

However, if such death benefit is paid in the form of an Income Plan (over a period of years) and not in a lump sum, then, in general, a portion of each payment will be tax-free but the remaining portion of each payment will be treated as interest on the death benefit and will be included in the beneficiary's income for federal income tax purposes. The portion of each such payment that will be treated as tax-free and the portion that will be treated as interest are determined under the provisions of Section 101 of the Code and U.S. Treasury Department regulations issued thereunder. The tax-free portion generally will be determined by spreading on a pro rata basis the single sum death benefit under the Policy over the anticipated number of payments under the applicable Income Plan.

PRE-DEATH DISTRIBUTIONS - TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS

The federal income tax consequences of a distribution from your Policy that does not reflect the payment of a death benefit under the Policy can be affected by whether the Policy is determined to be a "modified endowment contract." In all cases, however, the character of the income that is described in this and the following parts of this tax discussion as taxable to the recipient will be ordinary income (as opposed to capital gain).

Your Policy will generally be considered under the Code to be a "modified endowment contract" if, at any time during the first 7 Policy Years of the Policy, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a fixed-benefit insurance policy that provided a death benefit equal to the Policy's first-year death benefit and that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of 7 level annual premiums. This determination is called the "7-pay test."

Further, whenever there is a "material change" in your Policy, it will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) thereby subjected to a new 7-pay test over a new 7-year period. The new 7-pay test will be adjusted to take into account, under a prescribed formula, the accumulated cash value of the Policy at the time of the material change. Thus, a materially changed Policy will be considered a modified endowment contract if it fails to satisfy the new 7-pay test.

A material change in your Policy for these purposes could occur as a result of a change in the Policy's death benefit option, the selection of additional rider benefits under the Policy, an increase in the Policy's Specified Amount of coverage, or certain other changes.

If your Policy's benefits are reduced during the first 7 Policy Years of the Policy (or within 7 years after a material change in the Policy), the initial 7-pay test that applied to the Policy at the time of its issue (or, if applicable, at the time of the material change in the Policy) will be recalculated based on the reduced level of benefits and applied retroactively for purposes of such 7-pay test. (Such a reduction in benefits could include, for example, a decrease in the Policy's Specified Amount that you request or, in some cases, a partial surrender or termination of additional benefits under a rider to the Policy.) If the premiums previously paid are greater than the recalculated 7-pay test limit, the Policy will become a modified endowment contract.

If your Policy is received in exchange for a modified endowment contract, it will also be considered a modified endowment contract.

Changes made in your Policy (for example, a decrease in the Policy's benefits or a lapse or reinstatement of the Policy) may also impact the maximum amount of premiums that can be paid under the Policy as well as the maximum amount of cash value that may be maintained under the Policy.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT

This part of the tax discussion summarizes the federal income tax purposes of a distribution to you from your Policy (that does not reflect the payment of a death benefit under the Policy) when the Policy is not considered a modified endowment contract.

LOANS. As long as your Policy remains in force during the Insured's lifetime (and is not a modified endowment contract), no part of the proceeds of a loan from the Policy will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

If a loan is still outstanding when the Policy is surrendered or lapses, however, the then outstanding loan amount will be included in your income for federal income tax purposes at that time to the extent the cash value of the Policy exceeds your "basis" in the Policy. Generally your "basis" in the Policy will equal the premiums you have paid on the Policy less the amount of any previous distributions from the Policy that were taxable.

PARTIAL WITHDRAWALS. After the first 15 Policy Years of your Policy, the proceeds from a partial withdrawal will be subject to federal income tax to the extent such proceeds exceed your "basis" in the Policy. Your "basis" in the Policy generally will equal the premiums you have paid on the Policy, less the amount of any previous distributions from the Policy that were not taxable.

During the first 15 Policy Years of your Policy, the proceeds from a partial withdrawal or a reduction in insurance coverage generally will be subject to federal income tax to the extent that the then cash surrender value under the Policy exceeds your "basis" in the Policy, up to certain limits that are set forth in Section 7702 of the Code.

These limits generally are based on the amount by which your premiums on the Policy or the Policy's cash surrender value immediately before the withdrawal or reduction in coverage exceeds the amount of premiums or cash surrender value that was needed for the Policy to be considered a life insurance policy under the Code immediately before the withdrawal or reduction in coverage. These limits also depend in part on whether the withdrawal or reduction in coverage occurs in the first 5 Policy Years of the Policy.

SURRENDER OR TERMINATION. Upon full surrender of your Policy, any excess in the amount of the proceeds we pay (including for this purpose amounts we use to discharge any Policy loan) over your "basis" in the Policy will be subject to federal income tax. You will generally not be taxed on the portion of the proceeds that does not exceed your "basis" in the Policy. Your "basis" in the Policy generally will equal the premiums you have paid on the Policy less the amount of any previous distributions from the Policy that were taxable.

In addition, if your Policy terminates while there is a Policy loan outstanding, the cancellation of the loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules.

ASSIGNMENT. Finally, if you make an assignment of rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT

This part of the tax discussion summarizes the federal income tax purposes of a distribution to you from your Policy (that does not reflect the payment of a death benefit under the Policy) when the Policy is considered a modified endowment contract.

If your Policy is considered a modified endowment contract, any distribution from the Policy during the Insured's lifetime will generally be taxed on an "income-first" basis and hence will be included in your income for federal income tax purposes to the extent the then cash surrender value of the Policy exceeds your then "basis" in the Policy. For modified endowment contracts, your "basis" in the Policy is similar to the basis described above that would apply if the Policy were not a modified endowment contract, except that your "basis" would be increased by the amount of any prior loan under the Policy that was considered taxable income to you.

Distributions for this purpose generally include a loan received under the Policy (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or a partial withdrawal from the Policy. Thus, any such distributions will be considered taxable income to you to the extent the cash surrender value exceeds your "basis" in the Policy.

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain tax-qualified plans) during any calendar year are aggregated and treated as if they were a single modified endowment contract. Thus, if your Policy is considered a modified endowment contract and other modified endowment contracts issued by us (or an affiliate of ours) were issued to you in addition to the Policy during any calendar year, the Policy and such other contracts are considered one contract in determining the tax on any distribution under the Policy or one of such other contracts.

The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

Further, a 10% penalty tax will also generally apply under the federal income tax provisions of the Code to the taxable portion of a distribution to you from your Policy if it is a modified endowment contract. The penalty tax will not, however, apply to a distribution that is made:

         o    To you after you have attained age 59 1/2
         o In the case of your disability (as defined in the Code and generally limited to a disability that is expected to result in your death or be of indefinite duration and that prevents you from working in any job) or
         o Received as part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectances) of you and a beneficiary under the Policy.

SURRENDER OR TERMINATION. In addition, upon a full surrender of the Policy, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your "basis" in the Policy will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

If your Policy terminates after a Grace Period while there is a Policy loan outstanding, the cancellation of the loan will be treated as a distribution (to the extent not previously treated as a distribution) and could be subject to federal income tax, including the 10% penalty tax, as described above.

APPLICABLE TIME PERIODS. Distributions that occur during a Policy Year in which your Policy becomes a modified endowment contract, and during any subsequent Policy Years, will be taxed as described in this part of the discussion as distributions from a modified endowment contract. In addition, distributions from your Policy within two years before it becomes a modified endowment contract also will be subject to federal income tax in this manner. This means that a distribution made from the Policy when it was not a modified endowment contract could later become taxable as a distribution from a modified endowment contract if the Policy, subsequently, becomes a modified endowment contract (by reason of later failing the 7-pay test).

The U.S. Treasury Department has been authorized to prescribe rules that would treat other distributions from the Policy made in anticipation of the Policy becoming a modified endowment contract in a similar fashion.

POLICY LAPSES AND REINSTATEMENTS

The lapse of your Policy may have the tax consequences described above for surrenders and terminations, even if you may be able to reinstate the Policy. For federal income tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

DIVERSIFICATION

As has been noted before, your Policy will be treated as "life insurance" for federal income tax purposes only if, among other things, the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Section 817(h) of the Code.

The U.S. Treasury Department has issued regulations that implement the investment diversification requirements of Code Section 817(h). If we fail to comply with these regulations, your Policy will be disqualified as a life insurance policy under Section 7702 of the Code and you will be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Separate Account 1, through the Funds, therefore intends to comply with these requirements.

In connection with the issuance of then temporary diversification regulations, the U.S. Treasury Department stated that it anticipated the issuance of guidelines that could describe certain circumstances in which your ability as the owner of your Policy to direct your investments under the Policy to particular sub-accounts within Separate Account 1 would cause you, rather than Columbus Life, to be treated as the owner of the assets of Separate Account 1. If you were considered the owner of the assets of Separate Account 1, income and gains from Separate Account 1 would be included in your income for federal income tax purposes. Columbus Life thus reserves the right to amend the Policy in any way necessary to avoid any such result.

As of the date of this Prospectus, however, no such guidelines have been issued, although the U.S. Treasury Department has informally indicated that any such guidelines could limit the number of investment funds or the frequency of transfers among such funds. If issued, these guidelines may be applied by us retroactively.

ESTATE AND GENERATION SKIPPING TAXES

As noted before, this tax discussion generally addresses only federal income tax matters. We do, however, want to note as a general matter that, if you are the Insured under your Policy, the death benefit under the Policy will generally be includable in your estate for purposes of federal estate tax. If you are not the Insured, then, under certain conditions, only the replacement value, an amount approximately equal to the cash surrender value of the Policy, will be includable in your estate for purposes of federal estate tax.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, under the law in effect as of the date of this Prospectus, estates of less than $650,000 (with such amount increasing incrementally to $1 million by 2006) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes to the extent your estate is to be distributed to your surviving spouse.

If you are not the Insured under the Policy, and you die before the Insured, the value of your Policy, as determined under U.S. Treasury Department regulations, is includable in your estate for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of factors, including those listed in the preceding paragraph.

As a general rule, if a "transfer" under the Policy is made to a person who is two or more generations younger than you, a generation skipping transfer tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping transfer tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer tax exemption of $1 million.

Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially when benefits under the Policy are passing to younger generations.

The particular situation of the Policy's owner, Insured and/or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

PENSION AND PROFIT-SHARING PLANS

If the Policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan that is qualified as a tax-favored plan under
Section 401(a) of the Code for the benefit of a participant covered under the plan, the federal income tax treatment of the Policy will be somewhat different from that described in the foregoing parts of this tax discussion.

If the Policy is purchased as part of a pension or profit sharing plan for the benefit of a plan participant, the reasonable net premium cost for the amount of insurance under the Policy is generally required to be included annually in the applicable plan participant's income for federal income tax purposes. This cost is generally determined by tables issued by the Internal Revenue Service or, if less, the insurance company's rates as to the cost of individual one-year term insurance for standard risks. This cost (generally referred to as the "P.S.-58" cost) is reported to the participant annually.

If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the Policy's death benefit over the Policy's cash surrender value generally will not be subject to federal income tax. However, the Policy's cash surrender value will generally still be taxable in this situation to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant.

Special rules may apply if the participant borrowed from the Policy or was considered an owner-employee under the plan (such as the sole proprietor, a 10% partner, or 5% Subchapter S corporation owner of the employer of the plan).

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan. You should consult with the plan administrator and a qualified tax advisor in such situation.

OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when the Policy is held by an employee or a trust, or acquired by an employee, in connection with the provision of other employee benefits. In particular, such a Policy owner must consider whether the Policy was applied for by (or issued to) a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the named beneficiary under the Policy to receive a death benefit.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). An employer or trust should consult a qualified legal advisor as to the effect of ERISA in any case when the Policy is purchased in connection with an employee benefit plan.

WITHHOLDING

Payments received by you from your Policy (other than the payment of a tax-free death benefit under the Policy) are generally subject to federal income tax withholding to the extent it is reasonable to believe that they will be includable in income for federal income tax purposes, except that you generally are permitted to elect not to have federal income taxes withheld from such payments if you notify us on a timely basis that you are making this election (and meet certain reporting requirements as to such election).

If federal income tax withholding applies to the payment, the withholding is generally taken at the same rate as is taken on wages; except that, if the payments are not payable over a period of more than a year, the withholding is generally taken at a 10% rate. In some cases, when generation skipping taxes may apply, we may also be required to withhold for such taxes unless we receive satisfactory written notification that no such taxes are due.

CHANGES IN TAX LAWS

Your Policy may be affected by changes that occur in the federal income tax laws and by other tax laws, such as state or local income tax laws, federal estate and gift tax laws and local estate and other similar laws (which other laws are generally not discussed in this Prospectus). We have also not discussed the effect of possible tax law changes on the Policy in this tax discussion. We suggest that you consult a tax advisor if you have questions about the effects of such other tax laws or of possible changes in the tax laws.

TAXATION OF COLUMBUS LIFE

Columbus Life is taxed as a life insurance company under federal income tax laws. Columbus Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to Separate Account 1. If, in the future, Columbus Life determines that Separate Account 1 may incur federal income taxes, then it may assess a charge against the Sub-Accounts for those taxes. Any charge will reduce your Policy's Account Value.

We may have to pay state, local or other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to Separate Account 1 or allocable to your Policy.

Finally, certain Funds in which the Sub-Accounts are invested may elect to pass through to Columbus Life taxes withheld by foreign taxing jurisdictions of foreign source income. Such an election may result in additional taxable income and income tax to Columbus Life, which could result in charges being made for such taxes. The amount of the additional income tax, however, may be more than offset by credits for the foreign taxes withheld that are also passed through. These credits may provide a benefit to Columbus Life.

                            OTHER GENERAL INFORMATION

LEGAL MATTERS

Frost & Jacobs LLP has advised Columbus Life on certain federal securities law matters. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and Columbus Life's right to issue the Policy under Ohio insurance law, have been passed upon by Donald J. Wuebbling, Esq., Senior Vice President and General Counsel of WSLIC.

EXPERTS

The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 in this Registration Statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Actuarial matters in the Prospectus have been examined by David M. Burridge, FSA, MAAA, as stated in his opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

The consolidated financial statements of Columbus Life included in this Prospectus are relevant only for the purpose of showing the ability of Columbus Life to meet its contractual obligations under the Policies. They do not show or contain any information about the investment performance of Separate Account 1. This Prospectus contains no financial statements for Separate Account 1, which commenced operations as of the date of this Prospectus.

                       SUPPLEMENT A - POLICY ILLUSTRATION

The following tables illustrate how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the investment options equivalent to constant gross annual rates of 0%, 5% and 10%.

The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policy owner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 5% and 10% over a period of years but fluctuated above and below those averages for individual Policy Years.

The tables assume that the Sub-Accounts are subject to a daily charge for Fund advisory fees and operating expenses equivalent to an annual rate of 0.86% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each available Fund underlying the Sub-Accounts for the last fiscal year (estimated for Funds beginning operations in 1999) and takes into account current expense caps or expense reimbursement arrangements. The fees and expenses of each underlying Fund vary, and the total fees and expenses used in the above calculation ranged from an annual rate of 0.50% to an annual rate of 1.25% of average daily net assets. For more information on the investment option expenses, see the "Policy at a Glance" at the beginning of the Prospectus.

The tables also assume that the Sub-Accounts are subject to a daily charge for the Company's mortality and expense risks on a current basis at an annual rate of 0.90% for the first 20 Policy Years and 0.35% thereafter. On a guaranteed basis, the annual rate is 1.00% for all Policy Years.

The hypothetical gross annual rates of investment return of 0%, 5% and 10%, when adjusted for the above daily charges, result in the following net effective annual rates of return:

    o -1.74%, 3.17% and 8.09%, respectively, during the first 20 Policy Years and -1.20%, 3.74% and 8.68%, respectively, thereafter, with the mortality and expense risk charge on a current basis.
    o -1.84%, 3.07% and 7.98%, respectively, for all Policy Years with the mortality and expense risk charge on a guaranteed basis.

The tables reflect deduction of all applicable charges described in the Prospectus for the hypothetical Insured. The Net Cash Surrender Values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges Columbus Life may charge are reflected in separate tables on each of the following pages. The amounts shown are as of the end of each Policy Year.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account 1 since Columbus Life is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 5% or 10% by an amount sufficient to cover tax charges in order to produce the Death Benefits, Account Values and Net Cash Surrender Values illustrated.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Sub-Accounts, if no Policy Loans have been made and if death benefit Option 1 has been selected. The tables are also based on the assumptions that the Policy owner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

For comparative purposes, the second column of each table on the Summary Pages of the illustrations shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

Upon request, Columbus Life will provide you with a comparable illustration based upon the proposed Insured's age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------

Designed for John Doe                               $100,000.00 Specified Amount
Male Issue Age 35                                       Death Benefit Option:  1
--------------------------------------------------------------------------------
Preferred-TNU                                             $900.00 Annual Premium
--------------------------------------------------------------------------------

Flexible Premium Variable Universal Life Insurance

The Policy is a flexible premium, variable universal life policy. The Policy is called "flexible premium" because you can change the amount and frequency of your premium payments, within certain limits. The Policy is called "variable" life insurance because your Cash Surrender Value and your Death Benefit may vary with the performance of the sub-accounts.

Underwriting Class: Male Preferred-TNU

The cost of insurance for this illustration is based on the assumption the policy is issued with the underwriting class listed at the left. Actual cost of insurance will depend on the outcome of the underwriting process, and may vary from what is shown on the illustration.

Death Benefit Option

You may select from two options. Option 1 provides an initial Death Benefit equal to the Specified Amount. Option 2 provides an initial Death Benefit equal to the Specified Amount plus the Account Value.

Initial Specified Amount $100,000

The Specified Amount assumed at issue is shown on the left. The actual amount payable at death will depend on the Death Benefit Option and may be decreased by loans or withdrawals, or increased by additional insurance benefits. The insurance contract will specify how to determine the benefit. The Death Benefits are illustrated as of the end of each policy year.

Initial Planned Premium Outlay $900.00 Annual

The planned premiums, including lump-sum premiums are shown in the yearly detail of this illustration (Mode A). Values would be different if premiums are paid with a different frequency or in different amounts. This illustration assumes that 100% of the premiums are allocated to the Variable Account.

Minimum Annual Premium for Lifetime Guarantee $1,254.30

By paying the Lifetime No-Lapse Guarantee premium, you are receiving a Benefit that will keep the policy in force for the lifetime of the insured even if your policy Net Cash Surrender Value is less than the next Monthly Deduction and Monthly Expense Charge, and regardless of investment performance.

Minimum Annual Premium for Term Guarantee $324.96

By paying the Term No-Lapse Guarantee premium, you are receiving a Benefit that will keep the policy in force for ten years even if your policy Net Cash Surrender Value is less than the next Monthly Deduction and Monthly Expense Charge, and regardless of investment performance. At least 1/12 of this minimum premium must be paid in order for the policy to take effect.

Non-Guaranteed Elements of the Policy

The cost of Insurance and the policy charges are guaranteed to be no higher than the maximums stated in the policy and prospectus. The current cost of insurance and current policy charges are not guaranteed. The Account Value will depend on the allocation to and the performance of the various sub-accounts as well as the non-guaranteed elements of the policy. No minimum Account Value is guaranteed for amounts allocated to the sub-accounts.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                       Summary Page
John Doe                                                         Current Charges
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
-------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00        Death Benefit Option:               1
Lump Sum:                        $0        Initial Premium:              $900.00



                             Summary Page
                       Assuming Current Charges
           Assuming Hypothetical Gross Investment Return of:

                                               0.00%                        5.00%                              10.00%

                                                         Net Cash                   Net Cash                            Net Cash
          Premium    Premiums at   Account Value  Surrender Value     Account      Surrender             Account       Surrender
                              ---          -----            -----
  Year    Outlay               5%                                       Value          Value               Value           Value
  ----    ------               --                                       -----          -----               -----           -----

     1          900           945            617                0         653              0                 688               0
     2          900         1,937          1,225                0       1,327              0               1,433               0
     3          900         2,979          1,822                0       2,024              0               2,240               0
     4          900         4,073          2,410               10       2,743            343               3,113             713
     5          900         5,222          2,977              577       3,475          1,075               4,045           1,645
     6          900         6,428          3,535            1,135       4,231          1,831               5,055           2,655
     7          900         7,694          4,072            1,672       5,000          2,600               6,136           3,736
     8          900         9,024          4,601            2,201       5,796          3,396               7,306           4,906
     9          900        10,420          5,111            2,711       6,606          4,206               8,562           6,162
    10          900        11,886          5,601            3,201       7,432          5,032               9,910           7,510
    15          900        20,392          7,724            7,724      11,769         11,769              18,287          18,287
    20          900        31,247          9,250            9,250      16,433         16,433              30,327          30,327
    25          900        45,102         10,217           10,217      21,849         21,849              49,130          49,130
    30          900        62,785          9,463            9,463      26,944         26,944              77,510          77,510
    35          900        85,353          5,640            5,640      30,692         30,692             120,865         120,865
    40          900       114,156            0##              0##      31,402         31,402             185,762         185,762
    45          900       150,917            0##              0##      25,206         25,206             283,733         283,733

Age 70          900        85,353          5,640            5,640      30,692         30,692             120,865         120,865


## Additional premium is required to keep the policy in force.

The current cost of insurance rates and charges are subject to change. Account Values will vary from those illustrated if actual rates and charges differ from those assumed.

The hypothetical gross rates of return are illustrative only and do not represent past or future investment results. Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the sub-accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum account value is guaranteed for amounts allocated to the sub-accounts.

If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.

This illustration is not valid unless preceded or accompanied by the current prospectus for Columbus Life's Variable Universal Life product.

                 Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                       Summary Page
John Doe                                                         Maximum Charges
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00           Death Benefit Option:            1
Lump Sum:                        $0           Initial Premium:           $900.00

                             Summary Page
                       Assuming Maximum Charges
           Assuming Hypothetical Gross Investment Return of:

                                               0.00%                       5.00%                              10.00%

                                                         Net Cash                  Net Cash                            Net Cash
          Premium    Premiums at   Account Value  Surrender Value    Account      Surrender             Account       Surrender
                              ---          -----            -----
  Year    Outlay               5%                                      Value          Value               Value           Value
  ----    ------               --                                      -----          -----               -----           -----

     1          900           945            556                0        590              0                 623               0
     2          900         1,937          1,091                0      1,186              0               1,285               0
     3          900         2,979          1,605                0      1,790              0               1,989               0
     4          900         4,073          2,100                0      2,403              3               2,738             338
     5          900         5,222          2,574              174      3,023            623               3,537           1,137
     6          900         6,428          3,018              618      3,640          1,240               4,377           1,977
     7          900         7,694          3,444            1,044      4,266          1,866               5,274           2,874
     8          900         9,024          3,840            1,440      4,890          2,490               6,223           3,823
     9          900        10,420          4,207            1,807      5,512          3,112               7,226           4,826
    10          900        11,886          4,546            2,146      6,132          3,732               8,290           5,890
    15          900        20,392          5,791            5,791      9,167          9,167              14,683          14,683
    20          900        31,247          5,963            5,963     11,721         11,721              23,195          23,195
    25          900        45,102          4,358            4,358     12,954         12,954              34,411          34,411
    30          900        62,785            0##              0##     11,343         11,343              49,405          49,405
    35          900        85,353            0##              0##      3,585          3,585              70,485          70,485
    40          900       114,156            0##              0##        0##            0##             103,899         103,899
    45          900       150,917            0##              0##        0##            0##             154,317         154,317

Age 70          900        85,353            0##              0##      3,585          3,585              70,485          70,485


## Additional premium is required to keep the policy in force.

Maximum cost of insurance rates and charges have been used to calculate the above values. These maximums are shown in the policy and prospectus.

The hypothetical gross rates of return are illustrative only and do not represent past or future investment results. Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the sub-accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum account value is guaranteed for amounts allocated to the sub-accounts.

If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.

This illustration is not valid unless preceded or accompanied by the current prospectus for Columbus Life's Variable Universal Life product.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00           Death Benefit Option:            1
Lump Sum:                        $0           Initial Premium:           $900.00


                                                                       Values Projected at 10%
                            ----------------------------------------------------------------------------------------------------
                                                           8.09% Net                                           7.98% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

        End                                            Net Cash                                Net Cash
        of           Premium           Account Value  Surrender  Death Benefit  Account Value  Surrender Value   Death Benefit
   Age   Year         Outlay      Mode                    Value
                                       -------------- ---------- -------------- -------------- ---------------- ---------------

 36        1             900     A               688          0        100,000            623                0         100,000
 37        2             900     A             1,433          0        100,000          1,285                0         100,000
 38        3             900     A             2,240          0        100,000          1,989                0         100,000
 39        4             900     A             3,113        713        100,000          2,738              338         100,000
 40        5             900     A             4,045      1,645        100,000          3,537            1,137         100,000

 41        6             900     A             5,055      2,655        100,000          4,377            1,977         100,000
 42        7             900     A             6,136      3,736        100,000          5,274            2,874         100,000
 43        8             900     A             7,306      4,906        100,000          6,223            3,823         100,000
 44        9             900     A             8,562      6,162        100,000          7,226            4,826         100,000
 45       10             900     A             9,910      7,510        100,000          8,290            5,890         100,000
                 ------------
                       9,000

 46       11             900     A            11,359      9,559        100,000          9,420            7,620         100,000
 47       12             900     A            12,906     11,706        100,000         10,622            9,422         100,000
 48       13             900     A            14,571     13,971        100,000         11,892           11,292         100,000
 49       14             900     A            16,364     16,364        100,000         13,246           13,246         100,000
 50       15             900     A            18,287     18,287        100,000         14,683           14,683         100,000

 51       16             900     A            20,360     20,360        100,000         16,200           16,200         100,000
 52       17             900     A            22,588     22,588        100,000         17,805           17,805         100,000
 53       18             900     A            24,985     24,985        100,000         19,507           19,507         100,000
 54       19             900     A            27,556     27,556        100,000         21,297           21,297         100,000
 55       20             900     A            30,327     30,327        100,000         23,195           23,195         100,000
                 ------------
                      18,000

 56       21             900     A            33,512     33,512        100,000         25,193           25,193         100,000
 57       22             900     A            36,963     36,963        100,000         27,305           27,305         100,000
 58       23             900     A            40,701     40,701        100,000         29,543           29,543         100,000
 59       24             900     A            44,747     44,747        100,000         31,906           31,906         100,000
 60       25             900     A            49,130     49,130        100,000         34,411           34,411         100,000


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00          Death Benefit Option:             1
Lump Sum:                        $0          Initial Premium:            $900.00



   Values Projected at 10%
                            ----------------------------------------------------------------------------------------------------
                                                           8.09% Net                                           7.98% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

          End                                            Net Cash                                    Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

   61       26             900     A            53,888     53,888        100,000          37,061           37,061         100,000
   62       27             900     A            59,057     59,057        100,000          39,877           39,877         100,000
   63       28             900     A            64,682     64,682        100,000          42,860           42,860         100,000
   64       29             900     A            70,813     70,813        100,000          46,030           46,030         100,000
   65       30             900     A            77,510     77,510        100,000          49,405           49,405         100,000
                   ------------
                        27,000

   66       31             900     A            84,844     84,844        101,813          53,008           53,008         100,000
   67       32             900     A            92,813     92,813        110,447          56,874           56,874         100,000
   68       33             900     A           101,437    101,437        119,696          61,042           61,042         100,000
   69       34             900     A           110,769    110,769        129,599          65,562           65,562         100,000
   70       35             900     A           120,865    120,865        140,203          70,485           70,485         100,000

   71       36             900     A           131,787    131,787        151,555          75,881           75,881         100,000
   72       37             900     A           143,638    143,638        162,311          81,838           81,838         100,000
   73       38             900     A           156,513    156,513        173,729          88,467           88,467         100,000
   74       39             900     A           170,514    170,514        185,860          95,856           95,856         104,483
   75       40             900     A           185,762    185,762        198,766         103,899          103,899         111,172
                   ------------
                        36,000

   76       41             900     A           202,397    202,397        212,516         112,644          112,644         118,276
   77       42             900     A           220,403    220,403        231,423         122,019          122,019         128,120
   78       43             900     A           239,887    239,887        251,881         132,062          132,062         138,665
   79       44             900     A           260,958    260,958        274,005         142,815          142,815         149,956
   80       45             900     A           283,733    283,733        297,920         154,317          154,317         162,033

   81       46             900     A           308,339    308,339        323,756         166,609          166,609         174,940
   82       47             900     A           334,906    334,906        351,651         179,727          179,727         188,713
   83       48             900     A           363,573    363,573        381,751         193,705          193,705         203,390
   84       49             900     A           394,482    394,482        414,206         208,573          208,573         219,002
   85       50             900     A           427,781    427,781        449,170         224,366          224,366         235,584
                   ------------
                        45,000


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00           Death Benefit Option:            1
Lump Sum:                        $0           Initial Premium:           $900.00




                                                                                 Values Projected at 10%
                            ----------------------------------------------------------------------------------------------------
                                                           8.09% Net                                           7.98% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

          End                                            Net Cash                                   Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

   86       51             900     A           463,619    463,619        486,800         241,113          241,113         253,168
   87       52             900     A           502,152    502,152        527,259         258,846          258,846         271,788
   88       53             900     A           543,535    543,535        570,712         277,599          277,599         291,479
   89       54             900     A           587,927    587,927        617,324         297,401          297,401         312,271
   90       55             900     A           635,493    635,493        667,268         318,278          318,278         334,192

   91       56             900     A           686,397    686,397        720,717         340,245          340,245         357,257
   92       57             900     A           742,068    742,068        771,751         364,326          364,326         378,899
   93       58             900     A           803,214    803,214        827,310         390,895          390,895         402,622
   94       59             900     A           870,695    870,695        888,109         420,410          420,410         428,818
   95       60             900     A           945,557    945,557        955,012         453,470          453,470         458,005
                   ------------
                        54,000

   96       61             900     A         1,028,480  1,028,480      1,028,480         490,454          490,454         490,454
   97       62             900     A         1,118,602  1,118,602      1,118,602         530,389          530,389         530,389
   98       63             900     A         1,216,546  1,216,546      1,216,546         573,511          573,511         573,511
   99       64             900     A         1,322,991  1,322,991      1,322,991         620,074          620,074         620,074
  100       65             900     A         1,438,676  1,438,676      1,438,676         670,353          670,353         670,353
                   ------------
                        58,500


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00         Death Benefit Option:              1
Lump Sum:                        $0         Initial Premium:             $900.00


                                                                  Values Projected at 5%
                            ----------------------------------------------------------------------------------------------------
                                                            3.17% Net                          3.07% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

          End                                           Net Cash                                     Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

   36        1             900     A               653          0        100,000             590                0         100,000
   37        2             900     A             1,327          0        100,000           1,186                0         100,000
   38        3             900     A             2,024          0        100,000           1,790                0         100,000
   39        4             900     A             2,743        343        100,000           2,403                3         100,000
   40        5             900     A             3,475      1,075        100,000           3,023              623         100,000

   41        6             900     A             4,231      1,831        100,000           3,640            1,240         100,000
   42        7             900     A             5,000      2,600        100,000           4,266            1,866         100,000
   43        8             900     A             5,796      3,396        100,000           4,890            2,490         100,000
   44        9             900     A             6,606      4,206        100,000           5,512            3,112         100,000
   45       10             900     A             7,432      5,032        100,000           6,132            3,732         100,000
                   ------------
                         9,000

   46       11             900     A             8,274      6,474        100,000           6,750            4,950         100,000
   47       12             900     A             9,123      7,923        100,000           7,367            6,167         100,000
   48       13             900     A             9,990      9,390        100,000           7,972            7,372         100,000
   49       14             900     A            10,875     10,875        100,000           8,576            8,576         100,000
   50       15             900     A            11,769     11,769        100,000           9,167            9,167         100,000

   51       16             900     A            12,683     12,683        100,000           9,736            9,736         100,000
   52       17             900     A            13,608     13,608        100,000          10,281           10,281         100,000
   53       18             900     A            14,544     14,544        100,000          10,803           10,803         100,000
   54       19             900     A            15,482     15,482        100,000          11,280           11,280         100,000
   55       20             900     A            16,433     16,433        100,000          11,721           11,721         100,000
                   ------------
                        18,000

   56       21             900     A            17,503     17,503        100,000          12,103           12,103         100,000
   57       22             900     A            18,588     18,588        100,000          12,426           12,426         100,000
   58       23             900     A            19,680     19,680        100,000          12,688           12,688         100,000
   59       24             900     A            20,770     20,770        100,000          12,865           12,865         100,000
   60       25             900     A            21,849     21,849        100,000          12,954           12,954         100,000


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00        Death Benefit Option:               1
Lump Sum:                        $0        Initial Premium:              $900.00




                                                                     Values Projected at 5%
                            ----------------------------------------------------------------------------------------------------
                                                        3.17% Net                                    3.07% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

          End                                           Net Cash                                     Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

   61       26             900     A            22,919     22,919        100,000          12,931           12,931         100,000
   62       27             900     A            23,972     23,972        100,000          12,789           12,789         100,000
   63       28             900     A            24,999     24,999        100,000          12,493           12,493         100,000
   64       29             900     A            25,993     25,993        100,000          12,021           12,021         100,000
   65       30             900     A            26,944     26,944        100,000          11,343           11,343         100,000
                   ------------
                        27,000

   66       31             900     A            27,845     27,845        100,000          10,423           10,423         100,000
   67       32             900     A            28,677     28,677        100,000           9,233            9,233         100,000
   68       33             900     A            29,440     29,440        100,000           7,729            7,729         100,000
   69       34             900     A            30,116     30,116        100,000           5,872            5,872         100,000
   70       35             900     A            30,692     30,692        100,000           3,585            3,585         100,000

   71       36             900     A            31,151     31,151        100,000             786              786         100,000
   72       37             900     A            31,468     31,468        100,000               0                0         100,000
   73       38             900     A            31,637     31,637        100,000
   74       39             900     A            31,625     31,625        100,000
   75       40             900     A            31,402     31,402        100,000
                   ------------
                        36,000

   76       41             900     A            30,934     30,934        100,000
   77       42             900     A            30,149     30,149        100,000
   78       43             900     A            28,990     28,990        100,000
   79       44             900     A            27,371     27,371        100,000
   80       45             900     A            25,206     25,206        100,000

   81       46             900     A            22,382     22,382        100,000
   82       47             900     A            18,760     18,760        100,000
   83       48             900     A            14,165     14,165        100,000
   84       49             900     A             8,352      8,352        100,000
   85       50             900     A             1,009      1,009        100,000
                   ------------
                        45,000

   86       51             900     A                 0          0              0
                   ------------
                        45,900



Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00           Death Benefit Option:            1
Lump Sum:                        $0           Initial Premium:           $900.00


                                                                          Values Projected at 0%
                            ----------------------------------------------------------------------------------------------------
                                                          -1.74% Net                               -1.84% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------

          End                                           Net Cash                                     Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

   36        1             900     A               617          0        100,000             556                0         100,000
   37        2             900     A             1,225          0        100,000           1,091                0         100,000
   38        3             900     A             1,822          0        100,000           1,605                0         100,000
   39        4             900     A             2,410         10        100,000           2,100                0         100,000
   40        5             900     A             2,977        577        100,000           2,574              174         100,000

   41        6             900     A             3,535      1,135        100,000           3,018              618         100,000
   42        7             900     A             4,072      1,672        100,000           3,444            1,044         100,000
   43        8             900     A             4,601      2,201        100,000           3,840            1,440         100,000
   44        9             900     A             5,111      2,711        100,000           4,207            1,807         100,000
   45       10             900     A             5,601      3,201        100,000           4,546            2,146         100,000
                   ------------
                         9,000

   46       11             900     A             6,072      4,272        100,000           4,857            3,057         100,000
   47       12             900     A             6,514      5,314        100,000           5,141            3,941         100,000
   48       13             900     A             6,938      6,338        100,000           5,387            4,787         100,000
   49       14             900     A             7,345      7,345        100,000           5,607            5,607         100,000
   50       15             900     A             7,724      7,724        100,000           5,791            5,791         100,000

   51       16             900     A             8,086      8,086        100,000           5,928            5,928         100,000
   52       17             900     A             8,422      8,422        100,000           6,018            6,018         100,000
   53       18             900     A             8,731      8,731        100,000           6,063            6,063         100,000
   54       19             900     A             9,003      9,003        100,000           6,041            6,041         100,000
   55       20             900     A             9,250      9,250        100,000           5,963            5,963         100,000
                   ------------
                        18,000

   56       21             900     A             9,533      9,533        100,000           5,808            5,808         100,000
   57       22             900     A             9,781      9,781        100,000           5,577            5,577         100,000
   58       23             900     A             9,984      9,984        100,000           5,269            5,269         100,000
   59       24             900     A            10,133     10,133        100,000           4,863            4,863         100,000
   60       25             900     A            10,217     10,217        100,000           4,358            4,358         100,000


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00           Death Benefit Option:            1
Lump Sum:                        $0           Initial Premium:           $900.00


                                                                               Values Projected at 0%
                            ----------------------------------------------------------------------------------------------------
                                                       -1.74% Net                                    -1.84% Net
                            ----------------------------------------------------------------------------------------------------
                                                      Current Charges                    Maximum Charges
                            ----------------------------------------------------------------------------------------------------
          End                                            Net Cash                                     Net Cash
          of           Premium           Account Value   Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                     Value
                                         -------------- ----------- -------------- --------------- ---------------- ---------------

   61       26             900     A            10,237      10,237        100,000           3,732            3,732         100,000
   62       27             900     A            10,182      10,182        100,000           2,982            2,982         100,000
   63       28             900     A            10,042      10,042        100,000           2,073            2,073         100,000
   64       29             900     A             9,806       9,806        100,000             991              991         100,000
   65       30             900     A             9,463       9,463        100,000               0                0         100,000
                   ------------
                        27,000

   66       31             900     A             9,001       9,001        100,000
   67       32             900     A             8,399       8,399        100,000
   68       33             900     A             7,653       7,653        100,000
   69       34             900     A             6,738       6,738        100,000
   70       35             900     A             5,640       5,640        100,000

   71       36             900     A             4,329       4,329        100,000
   72       37             900     A             2,776       2,776        100,000
   73       38             900     A               970         970        100,000
   74       39             900     A                 0           0        100,000
                   ------------
                        35,100


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                Premium Information
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00       Death Benefit Option:                1
Lump Sum:                        $0       Initial Premium:               $900.00


Premium Information

Term No Lapse        $324.96  Guideline         $1,393.67
Guarantee                     Level
Premium                       Premium

Lifetime No Lapse $1,254.30   Guideline         $15,735.04
Guarantee                     Single
Premium                       Premium

Seven Pay Premium $3,813.35


If the policy is in force on the policy anniversary when the insured is age 100, the Death Benefit will continue and the Death Benefit Option will be Option 2. If the Death Benefit Option was previously Option 1, the Specified Amount will not be automatically decreased by the Account Value unless the insured's issue age was greater than 75. Any riders will terminate. The variable Account Value and any loan Account Value will be transferred to the fixed account, which will thereafter earn the then-current interest rate. The fixed account will be reduced by the amount of any indebtedness and no further loans will be permitted. No further premiums may be paid and no costs or charges will be deducted. The policy will continue beyond the insured's age 100 in this manner until the insured's death. However, the owner may discontinue this Extended Maturity Benefit at any time by surrendering the policy.

                Columbus Life Insurance Company - Illustration #1
--------------------------------------------------------------------------------
Designed for:                                                    Important Notes
John Doe
Male   Age:  35   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00          Death Benefit Option:             1
Lump Sum:                        $0          Initial Premium:            $900.00


Important Notes

Current and maximum values assume that premiums are paid as indicated, that the first payment is received by the policy issue date, and that each subsequent periodic payment is received by the planned date.

The current per policy expense charge is $6.00 per month. The maximum per policy expense charge is $7.00 per month. The current premium expense charge is 4.75% for policy years 1-20 and 2.75% thereafter. The maximum premium expense charge is 5.50%. The premium tax charge will vary by state. On a current basis it will be equal to the state premium tax rate plus .55% for the federal DAC (Deferred Acquisition Cost) tax. The maximum tax charge is guaranteed to be no greater than 3.50%. The Account Values, Net Cash Surrender Values and Death Benefits shown in this illustration reflect the deduction of these charges. The Net Cash Surrender Values also reflect deductions of applicable surrender charges.

Current interest credited on the Fixed Account is 5%.

Guaranteed interest credited on the Fixed Account is 3%.

This illustration does include the Term No Lapse Guarantee. The Term No Lapse Guarantee is available only if the required premium is paid. If the required premium is not paid the benefit is terminated.

This illustration does not include the Lifetime No Lapse Guarantee. The Lifetime No Lapse Guarantee is available only if the required premium is paid. If the required premium is not paid the benefit is terminated.

If premiums are paid as illustrated this policy is not a modified endowment contract.

This is an illustration and not a contract or offer of insurance. Although the information in this illustration is based on certain tax and legal assumptions, it is not intended to be tax or legal advice. Such advice should be obtained from a professional tax or legal adviser.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------

Designed for John Doe                               $100,000.00 Specified Amount
Male Issue Age 55                                       Death Benefit Option:  1
--------------------------------------------------------------------------------
Preferred-TNU                                           $2,280.00 Annual Premium
--------------------------------------------------------------------------------

Flexible Premium Variable Universal Life Insurance

The Policy is a flexible premium, variable universal life policy. The Policy is called "flexible premium" because you can change the amount and frequency of your premium payments, within certain limits. The Policy is called "variable" life insurance because your Cash Surrender Value and your Death Benefit may vary with the performance of the sub-accounts.

Underwriting Class: Male Preferred-TNU

The cost of insurance for this illustration is based on the assumption the policy is issued with the underwriting class listed at the left. Actual cost of insurance will depend on the outcome of the underwriting process, and may vary from what is shown on the illustration.

Death Benefit Option

You may select from two options. Option 1 provides an initial Death Benefit equal to the Specified Amount. Option 2 provides an initial Death Benefit equal to the Specified Amount plus the Account Value.

Initial Specified Amount $100,000

The Specified Amount assumed at issue is shown on the left. The actual amount payable at death will depend on the Death Benefit Option and may be decreased by loans or withdrawals, or increased by additional insurance benefits. The insurance contract will specify how to determine the benefit. The Death Benefits are illustrated as of the end of each policy year.

Initial Planned Premium Outlay $2,280.00 Annual

The planned premiums, including lump-sum premiums are shown in the yearly detail of this illustration (Mode A). Values would be different if premiums are paid with a different frequency or in different amounts. This illustration assumes that 100% of the premiums are allocated to the Variable Account.

Minimum Annual Premium for Lifetime Guarantee $3,168.07

By paying the Lifetime No-Lapse Guarantee premium, you are receiving a Benefit that will keep the policy in force for the lifetime of the insured even if your policy Net Cash Surrender Value is less than the next Monthly Deduction and Monthly Expense Charge, and regardless of investment performance.

Minimum Annual Premium for Term Guarantee $1,414.44

By paying the Term No-Lapse Guarantee premium, you are receiving a Benefit that will keep the policy in force for ten years even if your policy Net Cash Surrender Value is less than the next Monthly Deduction and Monthly Expense Charge, and regardless of investment performance. At least 1/12 of this minimum premium must be paid in order for the policy to take effect.

Non-Guaranteed Elements of the Policy

The cost of Insurance and the policy charges are guaranteed to be no higher than the maximums stated in the policy and prospectus. The current cost of insurance and current policy charges are not guaranteed. The Account Value will depend on the allocation to and the performance of the various sub-accounts as well as the non-guaranteed elements of the policy. No minimum Account Value is guaranteed for amounts allocated to the sub-accounts.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                       Summary Page
John Doe                                                         Current Charges
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00       Death Benefit Option:                1
Lump Sum:                        $0       Initial Premium:             $2,280.00



                             Summary Page
                       Assuming Current Charges
           Assuming Hypothetical Gross Investment Return of:

                                               0.00%                       5.00%                              10.00%

                                                         Net Cash                  Net Cash                            Net Cash
          Premium    Premiums at   Account Value  Surrender Value    Account      Surrender             Account       Surrender
  Year    Outlay               5%                                      Value          Value               Value           Value
  ----    ------               --                                      -----          -----               -----           -----

     1        2,280         2,394          1,594                0      1,685              0               1,776               0
     2        2,280         4,908          3,132                0      3,395              0               3,668               0
     3        2,280         7,547          4,605              695      5,121          1,211               5,674           1,764
     4        2,280        10,318          6,004            2,094      6,854          2,944               7,797           3,887
     5        2,280        13,228          7,321            3,411      8,586          4,676              10,036           6,126
     6        2,280        16,284          8,558            4,648     10,318          6,408              12,406           8,496
     7        2,280        19,492          9,708            5,798     12,043          8,133              14,911          11,001
     8        2,280        22,861         10,762            6,852     13,752          9,842              17,558          13,648
     9        2,280        26,398         11,714            7,804     15,439         11,529              20,354          16,444
    10        2,280        30,111         12,554            8,644     17,095         13,185              23,309          19,399
    15        2,280        51,659         14,759           14,759     24,610         24,610              40,993          40,993
    20        2,280        79,160         12,392           12,392     29,812         29,812              66,081          66,081
    25        2,280       114,259          2,285            2,285     31,260         31,260             109,631         109,631
    30        2,280       159,055            0##              0##     20,776         20,776             176,682         176,682
    35        2,280       216,227            0##              0##        0##            0##             273,649         273,649
    40        2,280       289,195            0##              0##        0##            0##             273,649         273,649
    45        2,280       382,322            0##              0##        0##            0##             647,732         647,732

Age 70        2,280        51,659         14,759           14,759     24,610         24,610              40,993          40,993


## Additional premium is required to keep the policy in force.

The current cost of insurance rates and charges are subject to change. Account Values will vary from those illustrated if actual rates and charges differ from those assumed.

The hypothetical gross rates of return are illustrative only and do not represent past or future investment results. Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the sub-accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum account value is guaranteed for amounts allocated to the sub-accounts.

If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.

This illustration is not valid unless preceded or accompanied by the current prospectus for Columbus Life's Variable Universal Life product.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                       Summary Page
John Doe                                                         Maximum Charges
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00        Death Benefit Option:               1
Lump Sum:                        $0        Initial Premium:            $2,280.00



                             Summary Page
                       Assuming Maximum Charges
           Assuming Hypothetical Gross Investment Return of:

                                               0.00%                     5.00%                              10.00%

                                                         Net Cash                Net Cash                            Net Cash
          Premium    Premiums at   Account Value  Surrender Value  Account      Surrender             Account       Surrender
                              ---          -----            -----
  Year    Outlay               5%                                    Value          Value               Value           Value
  ----    ------               --                                    -----          -----               -----           -----

     1        2,280         2,394          1,149                0    1,228              0               1,306               0
     2        2,280         4,908          2,206                0    2,420              0               2,644               0
     3        2,280         7,547          3,172                0    3,579              0               4,017             107
     4        2,280        10,318          4,028              118    4,681            771               5,409           1,499
     5        2,280        13,228          4,776              866    5,726          1,816               6,823           2,913
     6        2,280        16,284          5,397            1,487    6,692          2,782               8,243           4,333
     7        2,280        19,492          5,892            1,982    7,577          3,667               9,673           5,763
     8        2,280        22,861          6,230            2,320    8,347          4,437              11,084           7,174
     9        2,280        26,398          6,401            2,491    8,988          5,078              12,468           8,558
    10        2,280        30,111          6,385            2,475    9,473          5,563              13,807           9,897
    15        2,280        51,659          2,755            2,755    8,624          8,624              19,172          19,172
    20        2,280        79,160            0##              0##      0##            0##              18,613          18,613
    25        2,280       114,259            0##              0##      0##            0##                 0##             0##
    30        2,280       159,055            0##              0##      0##            0##                 0##             0##
    35        2,280       216,227            0##              0##      0##            0##                 0##             0##
    40        2,280       289,195            0##              0##      0##            0##                 0##             0##
    45        2,280       382,322            0##              0##      0##            0##                 0##             0##

Age 70        2,280        51,659          2,755            2,755    8,624          8,624              19,172          19,172


## Additional premium is required to keep the policy in force.

Maximum cost of insurance rates and charges have been used to calculate the above values. These maximums are shown in the policy and prospectus.

The hypothetical gross rates of return are illustrative only and do not represent past or future investment results. Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the sub-accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum account value is guaranteed for amounts allocated to the sub-accounts.

If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.

This illustration is not valid unless preceded or accompanied by the current prospectus for Columbus Life's Variable Universal Life product.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00         Death Benefit Option:              1
Lump Sum:                        $0         Initial Premium:           $2,280.00


                                                                         Values Projected at 10%
                                        ----------------------------------------------------------------------------------------
                                                      8.09% Net                                     7.98% Net
                                        ----------------------------------------------------------------------------------------

                                                  Current Charges                                Maximum Charges
                                        ----------------------------------------------------------------------------------------

          End                                           Net Cash                                  Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
                                         -------------- ---------- -------------- --------------- ---------------- ---------------

      56        1        2,280         A         1,776          0        100,000           1,306                0         100,000
      57        2        2,280         A         3,668          0        100,000           2,644                0         100,000
      58        3        2,280         A         5,674      1,764        100,000           4,017              107         100,000
      59        4        2,280         A         7,797      3,887        100,000           5,409            1,499         100,000
      60        5        2,280         A        10,036      6,126        100,000           6,823            2,913         100,000

      61        6        2,280         A        12,406      8,496        100,000           8,243            4,333         100,000
      62        7        2,280         A        14,911     11,001        100,000           9,673            5,763         100,000
      63        8        2,280         A        17,558     13,648        100,000          11,084            7,174         100,000
      64        9        2,280         A        20,354     16,444        100,000          12,468            8,558         100,000
      65       10        2,280         A        23,309     19,399        100,000          13,807            9,897         100,000
                   ------------
                        22,800

      66       11        2,280         A        26,437     23,505        100,000          15,080           12,147         100,000
      67       12        2,280         A        29,745     27,790        100,000          16,276           14,321         100,000
      68       13        2,280         A        33,261     32,284        100,000          17,372           16,394         100,000
      69       14        2,280         A        37,001     37,001        100,000          18,353           18,353         100,000
      70       15        2,280         A        40,993     40,993        100,000          19,172           19,172         100,000

      71       16        2,280         A        45,266     45,266        100,000          19,784           19,784         100,000
      72       17        2,280         A        49,855     49,855        100,000          20,129           20,129         100,000
      73       18        2,280         A        54,817     54,817        100,000          20,117           20,117         100,000
      74       19        2,280         A        60,202     60,202        100,000          19,651           19,651         100,000
      75       20        2,280         A        66,081     66,081        100,000          18,613           18,613         100,000
                   ------------
                        45,600

      76       21        2,280         A        72,997     72,997        100,000          16,865           16,865         100,000
      77       22        2,280         A        80,689     80,689        100,000          14,234           14,234         100,000
      78       23        2,280         A        89,318     89,318        100,000          10,518           10,518         100,000
      79       24        2,280         A        99,047     99,047        104,000           5,431            5,431         100,000
      80       25        2,280         A       109,631    109,631        115,112               0                0               0


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospects. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00         Death Benefit Option:              1
Lump Sum:                        $0         Initial Premium:           $2,280.00


                                                                        Values Projected at 10%
                                        ----------------------------------------------------------------------------------------
                                                          8.09% Net                                  7.98% Net
                                        ----------------------------------------------------------------------------------------
                                                     Current Charges                              Maximum Charges
                                        ----------------------------------------------------------------------------------------

          End                                           Net Cash                                  Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
 -------------------------------------------------------------------------------------------------------------------------------

      81       26        2,280         A       121,071    121,071        127,124
      82       27        2,280         A       133,429    133,429        140,101
      83       28        2,280         A       146,772    146,772        154,110
      84       29        2,280         A       161,166    161,166        169,224
      85       30        2,280         A       176,682    176,682        185,516
                   ------------
                        68,400

      86       31        2,280         A       193,390    193,390        203,060
      87       32        2,280         A       211,366    211,366        221,934
      88       33        2,280         A       230,683    230,683        242,217
      89       34        2,280         A       251,418    251,418        263,989
      90       35        2,280         A       273,649    273,649        287,331

      91       36        2,280         A       297,455    297,455        312,328
      92       37        2,280         A       323,466    323,466        336,405
      93       38        2,280         A       352,006    352,006        362,566
      94       39        2,280         A       383,467    383,467        391,136
      95       40        2,280         A       418,327    418,327        422,510
                   ------------
                        91,200

      96       41        2,280         A       456,904    456,904        456,904
      97       42        2,280         A       498,829    498,829        498,829
      98       43        2,280         A       544,394    544,394        544,394
      99       44        2,280         A       593,914    593,914        593,914
     100       45        2,280         A       647,732    647,732        647,732
                   ------------
                       102,600


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospects. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00          Death Benefit Option:             1
Lump Sum:                        $0          Initial Premium:          $2,280.00


                                                                        Values Projected at 5%
                                        ----------------------------------------------------------------------------------------
                                                        3.17% Net                                     3.07% Net
                                        ----------------------------------------------------------------------------------------

                                                     Current Charges                            Maximum Charges
                                        ----------------------------------------------------------------------------------------
          End                                           Net Cash                                  Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
 -------------------------------------------------------------------------------------------------------------------------------

      56        1        2,280         A         1,685          0        100,000           1,228                0         100,000
      57        2        2,280         A         3,395          0        100,000           2,420                0         100,000
      58        3        2,280         A         5,121      1,211        100,000           3,579                0         100,000
      59        4        2,280         A         6,854      2,944        100,000           4,681              771         100,000
      60        5        2,280         A         8,586      4,676        100,000           5,726            1,816         100,000

      61        6        2,280         A        10,318      6,408        100,000           6,692            2,782         100,000
      62        7        2,280         A        12,043      8,133        100,000           7,577            3,667         100,000
      63        8        2,280         A        13,752      9,842        100,000           8,347            4,437         100,000
      64        9        2,280         A        15,439     11,529        100,000           8,988            5,078         100,000
      65       10        2,280         A        17,095     13,185        100,000           9,473            5,563         100,000
                   ------------
                        22,800

      66       11        2,280         A        18,715     15,782        100,000           9,776            6,844         100,000
      67       12        2,280         A        20,280     18,325        100,000           9,876            7,921         100,000
      68       13        2,280         A        21,793     20,816        100,000           9,741            8,763         100,000
      69       14        2,280         A        23,239     23,239        100,000           9,344            9,344         100,000
      70       15        2,280         A        24,610     24,610        100,000           8,624            8,624         100,000

      71       16        2,280         A        25,888     25,888        100,000           7,520            7,520         100,000
      72       17        2,280         A        27,058     27,058        100,000           5,951            5,951         100,000
      73       18        2,280         A        28,119     28,119        100,000           3,801            3,801         100,000
      74       19        2,280         A        29,044     29,044        100,000             941              941         100,000
      75       20        2,280         A        29,812     29,812        100,000               0                0               0
                   ------------
                        45,600

      76       21        2,280         A        30,627     30,627        100,000
      77       22        2,280         A        31,225     31,225        100,000
      78       23        2,280         A        31,568     31,568        100,000
      79       24        2,280         A        31,598     31,598        100,000
      80       25        2,280         A        31,260     31,260        100,000


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospects. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00          Death Benefit Option:             1
Lump Sum:                        $0          Initial Premium:          $2,280.00


                                                                     Values Projected at 5%
                                        ---------------------------------------------------------------------------------------
                                                        3.17% Net                                   3.07% Net
                                        ---------------------------------------------------------------------------------------
                                                    Current Charges                               Maximum Charges
                                       ----------------------------------------------------------------------------------------

          End                                            Net Cash                                    Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
 -------------------------------------------------------------------------------------------------------------------------------

      81       26        2,280         A        30,483     30,483        100,000
      82       27        2,280         A        29,178     29,178        100,000
      83       28        2,280         A        27,236     27,236        100,000
      84       29        2,280         A        24,502     24,502        100,000
      85       30        2,280         A        20,776     20,776        100,000
                   ------------
                        68,400

      86       31        2,280         A        15,782     15,782        100,000
      87       32        2,280         A         9,163      9,163        100,000
      88       33        2,280         A           434        434        100,000
      89       34        2,280         A             0          0              0
                   ------------
                        77,520


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospects. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Policy Illustration
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00         Death Benefit Option:              1
Lump Sum:                        $0         Initial Premium:           $2,280.00


                                                                        Values Projected at 0%
                                         ----------------------------------------------------------------------------------------
                                                         -1.74% Net                                  -1.84% Net
                                         ----------------------------------------------------------------------------------------
                                                     Current Charges                              Maximum Charges
                                         ----------------------------------------------------------------------------------------
          End                                            Net Cash                                   Net Cash
          of           Premium           Account Value  Surrender  Death Benefit   Account Value  Surrender Value   Death Benefit
     Age   Year         Outlay      Mode                    Value
 -------------------------------------------------------------------------------------------------------------------------------

      56        1        2,280         A         1,594          0        100,000           1,149                0         100,000
      57        2        2,280         A         3,132          0        100,000           2,206                0         100,000
      58        3        2,280         A         4,605        695        100,000           3,172                0         100,000
      59        4        2,280         A         6,004      2,094        100,000           4,028              118         100,000
      60        5        2,280         A         7,321      3,411        100,000           4,776              866         100,000

      61        6        2,280         A         8,558      4,648        100,000           5,397            1,487         100,000
      62        7        2,280         A         9,708      5,798        100,000           5,892            1,982         100,000
      63        8        2,280         A        10,762      6,852        100,000           6,230            2,320         100,000
      64        9        2,280         A        11,714      7,804        100,000           6,401            2,491         100,000
      65       10        2,280         A        12,554      8,644        100,000           6,385            2,475         100,000
                   ------------
                        22,800

      66       11        2,280         A        13,277     10,344        100,000           6,158            3,225         100,000
      67       12        2,280         A        13,864     11,909        100,000           5,708            3,753         100,000
      68       13        2,280         A        14,317     13,340        100,000           5,008            4,031         100,000
      69       14        2,280         A        14,618     14,618        100,000           4,042            4,042         100,000
      70       15        2,280         A        14,759     14,759        100,000           2,755            2,755         100,000

      71       16        2,280         A        14,718     14,718        100,000           1,098            1,098         100,000
      72       17        2,280         A        14,476     14,476        100,000               0                0               0
      73       18        2,280         A        14,029     14,029        100,000
      74       19        2,280         A        13,344     13,344        100,000
      75       20        2,280         A        12,392     12,392        100,000
                   ------------
                        45,600

      76       21        2,280         A        11,261     11,261        100,000
      77       22        2,280         A         9,752      9,752        100,000
      78       23        2,280         A         7,809      7,809        100,000
      79       24        2,280         A         5,346      5,346        100,000
      80       25        2,280         A         2,285      2,285        100,000

      81       26        2,280         A             0          0              0
                   ------------
                        59,280


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Values, Net Cash Surrender Values and Death Benefits reflect these net investment returns as well as other applicable types of insurance costs, deductions and charges shown in the Prospects. This illustration does not project performance of any fund selected.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                Premium Information
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00        Death Benefit Option:               1
Lump Sum:                        $0        Initial Premium:            $2,280.00


Premium Information

Term No Lapse        $1,414.44              Guideline           $3,520.08
Guarantee                                   Level
Premium                                     Premium

Lifetime No Lapse     $3,168.07             Guideline         $36,648.25
Guarantee                                   Single
Premium                                     Premium

Seven Pay Premium $7,440.98


If the policy is in force on the policy anniversary when the insured is age 100, the Death Benefit will continue and the Death Benefit Option will be Option 2. If the Death Benefit Option was previously Option 1, the Specified Amount will not be automatically decreased by the Account Value unless the insured's issue age was greater than 75. Any riders will terminate. The variable Account Value and any loan Account Value will be transferred to the fixed account, which will thereafter earn the then-current interest rate. The fixed account will be reduced by the amount of any indebtedness and no further loans will be permitted. No further premiums may be paid and no costs or charges will be deducted. The policy will continue beyond the insured's age 100 in this manner until the insured's death. However, the owner may discontinue this Extended Maturity Benefit at any time by surrendering the policy.

                Columbus Life Insurance Company - Illustration #2
--------------------------------------------------------------------------------
Designed for:                                                    Important Notes
John Doe
Male   Age:  55   Preferred-TNU         Flexible Premium Variable Universal Life
--------------------------------------------------------------------------------
Initial Death Benefit:  $100,000.00       Death Benefit Option:                1
Lump Sum:                        $0       Initial Premium:             $2,280.00


Important Notes

Current and maximum values assume that premiums are paid as indicated, that the first payment is received by the policy issue date, and that each subsequent periodic payment is received by the planned date.
The current per policy expense charge is $6.00 per month. The maximum per policy expense charge is $7.00 per month. The current premium expense charge is 4.75% for policy years 1-20 and 2.75% thereafter. The maximum premium expense charge is 5.50%. The premium tax charge will vary by state. On a current basis it will be equal to the state premium tax rate plus .55% for the federal DAC (Deferred Acquisition Cost) tax. The maximum tax charge is guaranteed to be no greater than 3.50%.

The Account Values, Net Cash Surrender Values and Death Benefits shown in this illustration reflect the deduction of these charges. The Net Cash Surrender Values also reflect deductions of applicable surrender charges.

Current interest credited on the Fixed Account is 5%.

Guaranteed interest credited on the Fixed Account is 3%.

This illustration does include the Term No Lapse Guarantee. The Term No Lapse Guarantee is available only if the required premium is paid. If the required premium is not paid the benefit is terminated.

This illustration does not include the Lifetime No Lapse Guarantee. The Lifetime No Lapse Guarantee is available only if the required premium is paid. If the required premium is not paid the benefit is terminated.

If premiums are paid as illustrated this policy is not a modified endowment contract.

This is an illustration and not a contract or offer of insurance. Although the information in this illustration is based on certain tax and legal assumptions, it is not intended to be tax or legal advice. Such advice should be obtained from a professional tax or legal adviser.

              SUPPLEMENT B - TABLE OF APPLICABLE DEATH BENEFIT FACTORS



         Insured's Age Last     Applicable         Insured's Age     Applicable          Insured's Age      Applicable
         Policy Anniversary    Death Benefit        Last Policy     Death Benefit         Last Policy     Death Benefit
                                  Factor            Anniversary        Factor             Anniversary         Factor
            1 through 40           2.50                 54              1.57                  68               1.17
                 41                2.43                 55              1.50                  69               1.16
                 42                2.36                 56              1.46                  70               1.15
                 43                2.29                 57              1.42                  71               1.13
                 44                2.22                 58              1.38                  72               1.11
                 45                2.15                 59              1.34                  73               1.09
                 46                2.09                 60              1.30                  74               1.07
                 47                2.03                 61              1.28             75 through 90         1.05
                 48                1.97                 62              1.26                  91               1.04
                 49                1.91                 63              1.24                  92               1.03
                 50                1.85                 64              1.22                  93               1.02
                 51                1.78                 65              1.20                  94               1.01
                 52                1.71                 66              1.19             95 or higher          1.00
                 53                1.64                 67              1.18


                                    Page B-1

                SUPPLEMENT C - TABLE OF COST OF INSURANCE CHARGES

The Guaranteed Maximum Monthly Cost of Insurance Charges per $1,000 of Specified Amount for an Insured in the standard or preferred underwriting class are listed in the table below (Based on 1980 CSO Mortality Table, Age Last Birthday). For any insured in a special or substandard rate class, the rate above must be multiplied by the appropriate rating factor, as shown in an amendment added to the policy.

             ----------------------------       --------------------------------------------------------
                    Juvenile Ages                                     Adult Ages
                                                --------------------------------------------------------
             ----------------------------
                                                             Male        Male      Female     Female
              Attained                          Attained    Tobacco    Tobacco    Tobacco     Tobacco

                Age      Male   Female             Age    Abstainer*    User**   Abstainer*   User**
                ---      ----   ------             ---    ----------    ------   ----------   ------
                 0       0.09    0.07              20        0.14        0.19       0.08       0.10
                 1       0.09    0.07              21        0.14        0.19       0.09       0.10
                 2       0.08    0.07              22        0.14        0.19       0.09       0.10
                 3       0.08    0.07              23        0.13        0.19       0.09       0.10
                 4       0.08    0.06              24        0.13        0.18       0.09       0.11
                 5       0.07    0.06              25        0.13        0.18       0.09       0.11
                 6       0.07    0.06              26        0.12        0.17       0.09       0.11
                 7       0.07    0.06              27        0.12        0.17       0.10       0.12
                 8       0.06    0.06              28        0.12        0.17       0.10       0.12
                 9       0.06    0.06              29        0.12        0.17       0.10       0.13
                 10      0.06    0.06              30        0.12        0.18       0.10       0.13
                 11      0.07    0.06              31        0.12        0.18       0.11       0.14
                 12      0.08    0.06              32        0.13        0.19       0.11       0.14
                 13      0.09    0.06              33        0.13        0.20       0.12       0.15
                 14      0.10    0.07              34        0.14        0.21       0.12       0.16
                 15      0.12    0.07              35        0.14        0.23       0.13       0.17
                 16      0.13    0.08              36        0.15        0.24       0.13       0.18
                 17      0.14    0.08              37        0.16        0.26       0.14       0.20
                 18      0.15    0.08              38        0.17        0.29       0.16       0.22
                 19      0.16    0.09              39        0.18        0.31       0.17       0.24
             ----------------------------
                                                   40        0.20        0.35       0.18       0.26
                                                   41        0.21        0.38       0.20       0.29
                                                   42        0.23        0.42       0.21       0.32
             * Abstainer generally                 43        0.25        0.46       0.23       0.34
             means the Insured does not
             use tobacco products.
                                                   44        0.27        0.50       0.24       0.37
                                                   45        0.29        0.55       0.26       0.40
                                                   46        0.31        0.60       0.28       0.43
                                                   47        0.34        0.65       0.29       0.46
             ** User generally means               48        0.36        0.71       0.31       0.49
             the Insured uses tobacco
             products.
                                                   49        0.39        0.77       0.34       0.53
                                                   50        0.43        0.84       0.36       0.57
                                                   51        0.47        0.92       0.39       0.61
                                                   52        0.51        1.00       0.42       0.65
                                                   53        0.57        1.11       0.46       0.71
                                                   54        0.62        1.22       0.49       0.76
                                                   55        0.69        1.33       0.53       0.81
                                                   56        0.76        1.46       0.57       0.87
                                                   57        0.83        1.59       0.61       0.92
                                                   58        0.92        1.73       0.65       0.97
                                                   59        1.01        1.88       0.69       1.02
                                                   60        1.12        2.04       0.74       1.09
                                                   61        1.23        2.23       0.80       1.16
                                                   62        1.37        2.45       0.88       1.27
                                                   63        1.52        2.68       0.97       1.39
                                                   64        1.69        2.95       1.08       1.53
                                                   65        1.88        3.22       1.20       1.68
                                                   66        2.08        3.52       1.32       1.83
                                                   67        2.30        3.82       1.44       1.97
                                                   68        2.53        4.14       1.57       2.12
                                                   69        2.80        4.49       1.71       2.28
                                                   70        3.10        4.88       1.88       2.47
                                                   71        3.44        5.31       2.08       2.71
                                                   72        3.84        5.81       2.33       3.01
                                                   73        4.29        6.37       2.64       3.36
                                                   74        4.79        6.98       2.98       3.77
                                                   75        5.33        7.64       3.38       4.21
                                                --------------------------------------------------------

                                    Page C-1




                                                --------------------------------------------------------
                                                                      Adult Ages
                                                --------------------------------------------------------
                                                             Male        Male      Female     Female
                                                Attained    Tobacco    Tobacco    Tobacco     Tobacco
                                                   Age    Abstainer*    User**   Abstainer*   User**
                                                   ---    ----------    ------   ----------   ------
                                                   76        5.91        8.32       3.80       4.69
                                                   77        6.51        9.01       4.26       5.19
                                                   78        7.15        9.71       4.76       5.73
                                                   79        7.85       10.45       5.32       6.31
                                                   80        8.62       11.26       5.96       6.97
                                                   81        9.50       12.15       6.70       7.73
             * Abstainer generally                 82        10.50      13.16       7.56       8.60
             means the Insured does not
             use tobacco products.
                                                   83        11.63      14.26       8.55       9.61
                                                   84        12.86      15.43       9.65       10.73
                                                   85        14.18      16.62      10.86       11.93
                                                   86        15.57      17.80      12.17       13.21
             ** User generally means               87        17.00      19.04      13.59       14.57
             the Insured uses tobacco
             products.
                                                   88        18.49      20.35      15.13       16.01
                                                   89        20.04      21.67      16.79       17.53
                                                   90        21.69      23.03      18.61       19.26
                                                   91        23.49      24.47      20.64       21.16
                                                   92        25.50      26.17      22.97       23.32
                                                   93        27.96      28.41      25.80       25.94
                                                   94        31.38      31.56      29.59       29.59
                                                   95        36.80      36.80      35.37       35.37
                                                   96        46.59      46.59      45.53       45.53
                                                   97        67.04      67.04      66.32       66.32
                                                   98       120.67      120.67     120.23     120.23


                                                   99       120.67      120.67     120.23     120.23
                                                --------------------------------------------------------

                                    Page C-2




                      Supplement D - Table of Surrender Charges

The Maximum Surrender Charges per $1,000 of decrease in Specified Amount (except for decreases caused by a change of death benefit option) for Policy Years 1-10 are listed in the table below. Surrender charge decreases linearly to zero between the end of year 10 and the end of year 14.

          -----------------------------       --------------------------------------------------------
                 Juvenile Ages                                      Adult Ages
          -----------------------------       --------------------------------------------------------
          -----------------------------
            Issue                              Issue       Male      Male      Female       Female
             Age      Male    Female            Age     Abstainer*  User**   Abstainer*     User**
             ---      ----    ------            ---     ----------  ------   ----------     ------
              0      15.40     14.60             20       18.80      20.70      17.80        18.70
              1      15.50     14.60             21       19.10      21.00      18.00        19.00
              2      15.60     14.80             22       19.30      21.30      18.30        19.30
              3      15.80     14.90             23       19.60      21.60      18.50        19.60
              4      15.90     15.00             24       19.80      22.00      18.80        19.90
              5      16.10     15.20             25       20.10      22.30      19.10        20.20
              6      16.30     15.30             26       20.40      22.70      19.30        20.50
              7      16.40     15.50             27       20.80      23.10      19.60        20.80
              8      16.60     15.60             28       21.10      23.50      19.90        21.20
              9      16.90     15.80             29       21.50      24.00      20.30        21.60
             10      17.10     16.00             30       21.80      24.40      20.60        21.90
             11      17.30     16.10             31       22.20      24.90      20.90        22.30
             12      17.60     16.30             32       22.60      25.40      21.30        22.80
             13      17.80     16.50             33       23.00      26.00      21.70        23.20
             14      18.10     16.70             34       23.50      26.60      22.10        23.70
             15      18.30     16.90             35       24.00      27.20      22.50        24.20
             16      18.50     17.10             36       24.40      27.80      22.90        24.70
             17      18.80     17.40             37       24.90      28.50      23.40        25.20
             18      19.00     17.60             38       25.50      29.20      23.80        25.70
             19      19.30     17.80             39       26.00      29.90      24.30        26.30
          -----------------------------




                                                 40       26.60      30.60      24.80        26.90
                                                 41       27.20      31.40      25.30        27.50
                                                 42       27.80      32.20      25.80        28.10
                                                 43       28.40      33.10      26.40        28.80
                                                 44       29.10      34.00      27.00        29.40
                                                 45       29.80      34.90      27.60        30.10
          * Abstainer generally means            46       30.60      35.90      28.20        30.80
          the Insured does not use
          tobacco products.
                                                 47       31.30      36.90      28.80        31.60
                                                 48       32.10      38.00      29.50        32.30
                                                 49       33.00      39.10      30.20        33.10
                                                 50       33.90      40.30      30.90        33.90
          ** User generally means the            51       34.80      41.60      31.70        34.80
          Insured uses tobacco
          products.
                                                 52       35.80      42.90      32.40        35.70
                                                 53       36.80      44.30      33.20        36.50
                                                 54       37.90      44.90      34.10        37.50
                                                 55       39.10      44.60      34.90        38.40
                                                 56       40.30      44.20      35.80        39.40
                                                 57       41.60      43.90      36.80        40.50
                                                 58       42.90      43.60      37.80        41.60
                                                 59       43.50      43.30      38.90        42.80
                                                 60       43.00      42.90      40.00        44.00
                                                 61       42.60      42.60      41.20        44.00
                                                 62       42.10      42.30      42.50        43.50
                                                 63       41.60      42.00      42.80        42.90
                                                 64       41.20      41.60      42.20        42.30
                                                 65       40.80      41.30      41.60        41.80
                                                 66       40.30      41.10      41.00        41.20
                                                 67       40.00      40.90      40.40        40.70
                                                 68       39.60      40.70      39.80        40.20
                                                 69       39.30      40.50      39.30        39.70
                                                 70       38.90      40.40      38.70        39.20
                                                 71       38.60      40.30      38.10        38.70
                                                 72       38.30      40.20      37.60        38.30
                                                 73       38.00      40.00      37.10        37.80
                                                 74       37.70      39.90      36.50        37.40
                                                 75       37.40      39.90      36.00        37.00
                                                 76       37.10      39.80      35.60        36.60
                                                 77       36.90      39.80      35.10        36.20
                                                 78       36.80      39.70      34.70        35.90
                                                 79       36.60      39.60      34.30        35.60
                                                 80       36.50      39.50      34.00        35.20
                                                 81       36.30      39.30      33.50        34.80
                                                 82       35.90      38.90      33.00        34.30
                                                 83       35.30      38.10      32.30        33.50
                                                 84       34.40      36.90      31.40        32.50
                                                 85       32.90      35.10      30.00        31.00
                                              --------------------------------------------------------

                                    Page D-1

                     SUPPLEMENT E - CONTINUATION PROVISIONS

Continuation Under the Term No-Lapse Guarantee Provision

To determine if your adjusted total premium payments are sufficient to maintain the Term No-Lapse Guarantee for continuation of your Policy when the Term No-Lapse Guarantee applies, we use the following procedure:


         o We determine your adjusted total premium payments (the total amount of your premium payments less the amount of any withdrawals and the amount of your Loan Account).

         o We determine if you have made any changes in your Policy that resulted in a change in the Monthly Deduction. In this discussion, we call this type of change a policy change.

         o We determine the total required amount for this guarantee provision.


              o If you have not made any policy changes, the total required amount is 1/12th of the applicable minimum annual premium for the Term No-Lapse Guarantee multiplied by the number of months from the Policy Date to the next Monthly Anniversary Day. The minimum annual premium for the Term No-Lapse Guarantee under your Policy is shown in your Policy Schedule.

                  For example, if the minimum annual premium for the Term No-Lapse Guarantee is $1,200, your Policy Date is June 15, 2000, the next Monthly Anniversary Day is March 15, 2001, and you have not made any policy change, the required amount is $900 ($100 ($1,200 divided by 12) x 9 (number of months in the period)).

              o If you have made a policy change, we calculate a required amount for the period from the Policy Date to the date on which the policy change was effective and a required amount for the period from the date on which the policy change was effective to the next Monthly Anniversary Day. Each calculation is based on the minimum annual premium for the Term No-Lapse Guarantee applicable for the period.
                  We then add the 2 required amounts to determine the total required amount.


              o If you have made more than one policy change, we calculate a required amount for each period. We then add the required amounts to determine the total required amount.

              o We then compare your adjusted total premium payments to the total required amount.

                                    Page E-1

              o If your adjusted total premium payments are equal to or greater than the total required amount, your Policy will continue to be effective, your Term No-Lapse Guarantee will remain in effect and your Policy will not lapse.
              o If your adjusted total premium payments are less than the total required amount, a Grace Period will start.

         o We will send you notice if you are in jeopardy of losing your Term No-Lapse Guarantee. If your Term No-Lapse Guarantee is lost, it will not be reinstated.

Continuation Under the Lifetime No-Lapse Guarantee Provision

To determine if your adjusted total premium payments are sufficient for continuation when the Lifetime No-Lapse Guarantee applies, we use the procedure described above, but we base our calculation of the total required amount on the minimum annual premium for the Lifetime No-Lapse Guarantee under your Policy as shown on your Policy Schedule.


                                    Page E-2

                         SUPPLEMENT F - VALUATION PROCEDURES

Sub-Accounts Accumulation Unit Value

         In this discussion, the term Valuation Period means the period of time beginning at the close of trading on the NYSE on one Valuation Date, as defined below, and ending at the close of trading on the NYSE on the next succeeding Valuation Date. A Valuation Date is each day valuation of the Sub-Accounts is required by law including every day that the NYSE is open.

         The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "Net Investment Factor" (described below). Depending upon investment performance of the underlying Fund in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

         The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

         (a) equals:       (1) the net asset value per share of the underlying
                           Fund at the end of the current Valuation Period, plus

                           (2) the per share amount of any dividend or capital gain distribution made by the underlying Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

                           (3) a per share charge or credit for any taxes reserved, which are determined by Columbus Life to have resulted from the investment operations of the Sub-Account during the current Valuation Period;

         (b) is the net asset value per share of the corresponding underlying Fund determined at the end of the immediately preceding Valuation Period; and

         (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for the daily portion of the annual mortality and expense risk charge.

                                      Page F-1

Fixed Account Value

         The value of the Fixed Account is calculated on a daily basis by the following formula:

         NP + XFT + I - XFF - WD = value of the Fixed Account where

                  NP  =    the sum of all Net Premiums allocated to the
                           Fixed Account
                  XFT =    any amount transferred to the Fixed Account from a
                           Sub-Account
                  I   =    interest credited by Columbus Life to the Fixed
                           Account
                  XFF =    any amounts transferred from the Fixed Account to a
                           Sub-Account
                  WD  =    any amounts withdrawn for charges or deductions, or
                           in connection with any surrenders or partial withdrawals


                                    Page F-2

                COLUMBUS LIFE INSURANCE COMPANY FINANCIAL STATEMENTS


Columbus Life
Insurance Company

(A Wholly-Owned Subsidiary of The Western and Southern Life Insurance Company) Report on Audits of Financial Statements - Statutory Basis as of December 31, 1998 and 1997 and for the Three Years Ended December 31, 1998

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Table of Contents
--------------------------------------------------------------------------------
                                                                           Pages
Report of Independent Accountants                                          1
Financial Statements:
Balance Sheets - Statutory Basis as of December 31, 1998 and 1997          2
Summaries of Operations - Statutory Basis for the years ended
December 31, 1998, 1997 and 1996                                           3
Statements of Changes in Shareholder's Equity - Statutory Basis
for the years ended December 31, 1998, 1997 and 1996                       4
Statements of Cash Flows - Statutory Basis for the years ended
December 31, 1998, 1997 and 1996                                           5
Notes to Statutory Basis Financial Statements                              6-16

Report of Independent Accountants
To the Board of Directors

We have audited the accompanying balance sheets (statutory basis) of Columbus Life Insurance Company ("the Company") (a wholly-owned subsidiary of The Western and Southern Life Insurance Company) as of December 31, 1998 and 1997, and the related summaries of operations (statutory basis) and statements of changes in shareholder's equity (statutory basis) and cash flows (statutory basis) for the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are determined to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Columbus Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for the three years ended December 31, 1998.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of Columbus Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the three years ended December 31, 1998, on the basis of accounting described in Note 1.
March 5, 1999

Columbus Life Insurance Company

(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Balance Sheets - Statutory Basis as of December 31, 1998 and 1997

                                                            1998        1997
                                                      ---------- -----------
                                                         (in thousands)
Assets
Bonds                                                 $1,459,357 $ 1,401,436
Preferred and common stocks                              240,218     195,723
Mortgage loans                                           148,623     159,861
Policy loans                                              77,236      75,268
Real estate:
Investment properties                                          -         171
Properties acquired in satisfaction of debt                1,992       2,397
Cash and temporary investments                            42,064      42,534
Other invested assets                                     11,194       4,380
                                                      ---------- -----------
Total cash and invested assets                         1,980,684   1,881,770
Premiums deferred and uncollected                          7,343       7,636
Investment income due and accrued                         23,284      23,048
Other assets                                               5,073       4,649
                                                      ---------- -----------
Total assets                                          $2,016,384 $ 1,917,103
                                                      ---------- -----------
Liabilities
Policy reserves                                        1,574,309 $ 1,538,045
Policy claims in process of settlement                     4,107       4,
4
Dividends payable to policyholders                        14,578      15,204
Other liabilities                                         77,023      62,980
Interest maintenance reserve                              21,705      17,769
Asset valuation reserve                                   61,165      51,992
                                                      ---------- -----------
Total liabilities                                      1,752,887   1,690,154
Shareholder's Equity
Common stock, $1 par value,
authorized 10,000,000 shares, issued
and outstanding 10,000,000 shares                         10,000      10,000
Paid-in-capital                                           41,600      41,600
Retained earnings                                        211,897     175,349
                                                      ---------- -----------
Total shareholder's equity                               263,497     226,949
                                                      ---------- -----------
Total liabilities and shareholder's equity            $2,016,384 $ 1,917,103
                                                      ========== ===========

The accompanying notes are an integral part of these financial statements.

Columbus Life Insurance Company

(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Summaries of Operations - Statutory Basis for the years ended

December 31, 1998, 1997 and 1996

                                                1998        1997        1996
                                           ---------   ---------   ---------
                                                     (in thousands)
                                           ---------------------------------
Revenue:
Premiums                                   $ 167,538   $ 159,235   $ 146,725
Net investment income                        138,724     143,809     134,651
Considerations for supplementary
contracts and dividend
accumulations                                  6,250       6,425       6,178
Other                                          5,624       3,821       3,156
                                           ---------   ---------   ---------
                                             318,136     313,290     290,710
                                           ---------   ---------   ---------
Policy benefits and expenses:
Death benefits                                30,314      29,618      28,851
Annuity benefits                               8,
5       8,352       7,058
Disability and accident and health benefits    2,875       2,501       2,839
Surrender benefits                           121,444     107,856     103,848
Other benefits                                10,716      11,913      10,022
Increase in policy reserve and other
policyholders' funds                          36,588      43,817      37,204
Commissions on premiums                       27,800      23,961      23,030
General expenses                              36,583      35,
7      37,728
                                           ---------   ---------   ---------
                                             274,485     263,185     250,580
                                           ---------   ---------   ---------
Gain from operations before dividends
to policyholders, federal
income taxes, and net realized capital gain   43,651      50,105      40,130
Dividends to policyholders                    14,610      15,232      14,671
                                           ---------   ---------   ---------
Gain from operations before federal
income taxes and net
realized capital gain                         29,041      34,873      25,459
Federal income taxes                           6,238      11,079       5,713
                                           ---------   ---------   ---------
Net gain from operations before
net realized capital gain                     22,803      23,794      19,746
Net realized capital gain, less federal
income tax of $5,345 in 1998 and $2,467
in 1997 and transfers to the Interest
Maintenance Reserve of $8,237 in 1998 and
$5,938 in 1997                                11,114       4,492      15,358
                                           ---------   ---------   ---------
Net income                                  $ 33,917    $ 28,286    $ 35,104
                                           =========   =========   =========

The accompanying notes are an integral part of these financial statements.

Columbus Life Insurance Company

(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Statements of Changes in Shareholder's Equity - Statutory Basis

for the years ended December 31, 1998, 1997 and 1996

                                                1998        1997        1996
                                           ---------   ---------   ---------
                                                     (in thousands)
                                           ---------------------------------
Shareholder's equity at beginning of year  $ 226,949   $ 185,348   $ 167,130
Net income                                    33,917      28,286      35,104
Change in net unrealized gains                10,630      14,507     (13,922)
Increase in nonadmitted assets                 1,457         372         685
Increase in asset valuation reserve           (9,173)     (1,312)     (3,491)
Other                                           (283)       (252)       (158)
                                           ---------   ---------   ---------
Shareholder's equity at end of year        $ 263,497   $ 226,949   $ 185,348
                                           =========   =========   =========

The accompanying notes are an integral part of these financial statements.

Columbus Life Insurance Company

(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Statements of Cash Flows - Statutory Basis for the years ended December 31, 1998, 1997 and 1996

                                                1998        1997        1996
                                           ---------   ---------   ---------
                                                     (in thousands)
                                           ---------------------------------
Net cash from operations:
Premiums and annuity considerations        $ 179,372   $ 169,138   $ 156,428
Net investment income received               132,144     141,117     130,474
Other income received                              -         263         166
                                           ---------   ---------   ---------
                                             311,516     310,518     287,068
Surrender benefits paid                     (121,444)   (107,856)   (103,848)
Other benefits paid to policyholders         (52,606)    (50,456)    (48,811)
Commissions, other expenses and taxes paid   (59,937)    (57,780)    (54,117)
Dividends paid to policyholders              (15,236)    (14,673)    (14,150)
Federal income taxes paid                     (8,020)    (18,334)    (13,572)
Net (increase) decrease in policy
loans and premium notes                       (1,968)     (2,169)     (1,149)
Other operating expenses paid                   (112)          -      (3,549)
                                           ---------   ---------   ---------
Net cash from operations                      52,193      59,250      47,872
Proceeds from investments sold,
matured or repaid:
Bond                                         709,881     674,578     709,018
Stocks                                       119,711     122,354     115,370
Mortgage loans                                24,695      29,186      42,811
Real estate and other invested assets          4,684       1,195      22,057
                                           ---------   ---------   ---------
Total investment proceeds                    858,971     827,313     889,256
Other sources                                  4,197       1,145       4,398
                                           ---------   ---------   ---------
Total cash provided                          863,168     828,458     941,526
                                           ---------   ---------   ---------
Cost of investments acquired:
Bonds                                        754,891     722,159     793,135
Stocks                                       140,492     132,550     113,514
Mortgage loans                                13,127      13,900      13,711
Real estate and other invested assets          6,656       2,086         283
                                           ---------   ---------   ---------
Total investments acquired                   915,166     870,695     920,643
Other cash applied, net                          665         734       7,180
                                           ---------   ---------   ---------
Total cash applied                           915,831     871,429     927,823
                                           ---------   ---------   ---------
Net change in cash and temporary investments    (470)     16,279      13,703
Cash and temporary investments:
Beginning of year                             42,534      26,255      12,552
                                           ---------   ---------   ---------
End of year                                 $ 42,064    $ 42,534    $ 26,255
                                           =========   =========   =========


The accompanying notes are an integral part of these financial statements.

Columbus Life Insurance Company
(a wholly-owned subsidiary of
The Western and Southern Life Insurance Company)
Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------
1. Principal Accounting Policies:

a. Nature of Operations: Columbus Life Insurance Company (the Company), a stock life insurance company, is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern), a mutual life insurance company. The Company offers individual life, universal life and annuity contracts through general and independent agents and affiliated broker-dealers. The Company is licensed in 39 states and the District of Columbia. Approximately 61% of the gross premiums and annuity considerations for the Company were derived from Ohio, California, Michigan, Florida, Indiana and New Jersey.

b. Basis of Presentation: The Company is subject to regulation by the Department of Insurance of the State of Ohio (the "Department") and other states in which the Company operates. The Company files financial statements with these departments using statutory accounting practices (SAP) prescribed or permitted by the Department and used in the preparation of the accompanying statutory-basis financial statements. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices differ from state-to-state, may differ from company-to-company within a state and may change in the future. These practices differ in some respects from generally accepted accounting principles. The more significant differences are:

o Certain assets are excluded from the statements of admitted assets, liabilities and shareholder's equity as "nonadmitted assets" (principally furniture and equipment) for statutory reporting purposes.

o Debt securities classified as available for sale are carried at amortized cost instead of fair value.

o Deferred federal income taxes are not provided for statutory reporting purposes.

o The Company's investment in subsidiaries is accounted for on the equity method for statutory purposes, rather than being consolidated with the Company.

o The costs of acquiring new business, such as commissions, certain costs of policy underwriting and issuance and certain variable agency expenses, have not been deferred for statutory reporting purposes.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

The Company received written approval from the Department to record guaranty fund assessments as billed and defer the amount on the balance sheet to the extent that they are recoverable through premium tax credits. When the tax credits are realized, the assessment is removed from the balance sheet as a credit to premium tax expense. The Company also received approval to record all taxes, including interest, assessments, settlements and corrections through the Summary of Operations, rather than as a direct charge to shareholder's equity. There is no prescribed accounting treatment for these transactions.

In March 1998, the NAIC finalized the Codification of Statutory Accounting Principles guidance which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The principal changes expected to impact the Company is the recording of deferred taxes. The Ohio Insurance Department has adopted the Codification, effective January 1, 2001. The Company has not estimated the potential effect of the Codification guidance.

c. Revenues and Expenses: Annuity and universal life premiums are recognized as revenue when received. Other life insurance premiums are recognized at the beginning of each policy year. Accident and health insurance premiums are recognized as revenue when due. Policy acquisition costs are expensed as incurred.

d. Valuation of Investments:

o Debt securities and stock values are as prescribed by the NAIC; debt securities at amortized cost or NAIC value, preferred stocks in good standing at cost and all other stocks at market.

o Investments in subsidiaries are recorded under the equity method, adjusted to use only those assets that would constitute admitted assets if owned directly by an insurance company. The net income or loss of such subsidiaries is recorded directly to retained earnings.

o Mortgage loans not in default are carried at outstanding indebtedness less unamortized discount. Mortgage loans in default and property acquired in satisfaction of debt are recorded at the lower of the related indebtedness or fair market value.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

o Real estate is carried at the lower of depreciated cost or fair market value. Depreciation is computed by the straight-line method over the estimated useful life of the asset.

o Policy loan values are carried at outstanding indebtedness not in excess of policy cash surrender value.

o Real estate joint ventures and partnerships are accounted for on the equity basis, with the equity in earnings recorded through net investment income and equity for general and limited partnership interests, respectively.

The asset valuation reserve serves to provide a reserve, recorded through equity, against fluctuations in the market values of bonds, stocks, mortgage loans, real estate and other invested assets. The interest maintenance reserve defers the recognition of realized capital gains and losses resulting from changes in interest rates on fixed income investments sold, and amortizes the gains and losses into investment income over the remaining life of the investments sold. The net gain deferred as a result of recording the interest maintenance reserve was $8,237,000 and $5,938,000 and net of federal income taxes of $4,436,000 and $3,197,000 in 1998 and 1997, respectively. Realized gains and losses from sales of securities are determined on the basis of specific identification and recognized on the trade date.

Realized gains and losses, adjusted for the interest maintenance reserve are included in the determination of net income. Adjustments to fair market value for permanent declines in value of mortgage loans, property acquired in satisfaction of debt and real estate are treated as realized losses and are included in net income. Adjustments for declines which are not permanent are treated as unrealized losses.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

e. Policy Reserves: Policy reserves for life insurance, annuity contracts, and supplemental benefits are developed by using accepted actuarial methods and are computed principally on the Commissioner's Annuity Reserve Valuation Method. The following mortality tables and interest rates are used:

                                                         Percentage of Reserves
                                                           1998          1997
Life insurance:
1941 Commissioners Standard Ordinary, 2-1/2% - 3%          3.7%          3.9%
1958 Commissioners Standard Ordinary, 2-1/2% - 4-1/2%     23.6          23.9
1980 Commissioners Standard Ordinary, 4% - 5%             33.7          29.2
Annuities:
Various, 2-1/2% - 7-1/2%                                  36.9          40.7
Supplemental benefits:
Various, 2-1/2% - 7-1/2%                                   1.1           1.2
Other, 2% - 5-1/2%                                         1.0           1.1
                                                         100.0%        100.0%

f. Dividends: Dividends to policyholders are determined annually by the Board of Directors. The dividends to policyholders were determined using factors based on approved dividend scales. Dividends to policyholders are reserved one year in advance through charges to operations.

g. Cash and Temporary Investments: The Company considers short-term investments with an initial maturity of three months or less to be temporary investments.

h. Federal Income Taxes: The Company's parent files a consolidated tax return with its eligible subsidiaries, including the Company. The provision for federal income taxes is allocated to the Company using a separate return method based upon a written agreement. Under the agreement, the benefits from losses of subsidiaries are not retained by the subsidiary companies but are allocated among those companies in the consolidated group having taxable income.

i. Use of Estimates: The preparation of financial statements in conformity with accounting practices prescribed or permitted by insurance regulatory authorities requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

2. Debt and Equity Securities:

Fair values for debt securities are based on quoted market prices. The amortized cost and estimated fair values of debt securities at December 31, 1998 and 1997 are as follows:

                                                                    1998
                                              -------------------------------------------------
                                                                                      Estimated
                                              Amortized    Unrealized    Unrealized     Fair
                                                 Cost         Gains        Losses       Value
                                              -----------------------    ----------------------
                                                               (in thousands)
                                              -------------------------------------------------
U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                              $   64,996       $ 1,273        $  565  $   65,704
Debt securities issued by states of
   the U.S. and political subdivisions
   of the states                                  6,004         1,012             -       7,016
Corporate securities                          1,074,857        59,379         7,816   1,126,420
Mortgage-backed securities                      313,250         8,836           260     321,826
Foreign government securities                       250             -             7         243
                                             ----------       -------        ------  ----------
Total                                        $1,459,357       $70,500        $8,648  $1,521,209
                                             ==========       =======        ======  ==========

                                                                    1997
                                              -------------------------------------------------
                                                                                      Estimated
                                              Amortized    Unrealized    Unrealized     Fair
                                                 Cost         Gains        Losses       Value
                                              -----------------------    ----------------------
                                                               (in thousands)
                                              -------------------------------------------------
U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                              $   10,456       $   460        $    -  $   10,916
Debt securities issued by states of
   the U.S. and political subdivisions
   of the states                                 30,900         2,786             -      33,686
Corporate securities                          1,107,134        53,161         1,363   1,158,932
Mortgage-backed securities                      252,696         7,183           831     259,048
Foreign government securities                       250             -             9         241
                                             ----------       -------        ------  ----------
Total                                        $1,401,436       $63,590        $2,203  $1,462,823
                                             ==========       =======        ======  ==========

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

The amortized cost and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized       Estimated
                                                         Cost        Fair Value
                                                      ---------      ----------
                                                           (in thousands)
                                                      -------------------------

Due in one year or less                              $   28,599      $   28,916
Due after one year through five years                   479,972         498,720
Due after five years through ten years                  446,786         470,016
Due after ten years                                     190,750         201,731
                                                     ----------      ----------
                                                      1,146,107       1,199,383

Mortgage-backed securities                              313,250         321,826
   Total                                             $1,459,357       $1,521,209


Proceeds from sales of investments in bonds during 1998, 1997 and 1996 were $709,881,000, $674,578,000 and $709,018,000, respectively. Gross gains of
$13,801,000, $10,711,000 and $12,768,000 and gross losses of $2,004,000,
$1,795,000 and $3,449,000 were realized on these sales in 1998, 1997 and 1996, respectively.

Unrealized gains and losses on investments in common stocks and on investments in subsidiaries are reported directly in equity and do not affect net income. The gross unrealized gains and gross unrealized losses on, and the cost and fair value of those investments and preferred stocks are as follows:

                                                                    1998
                                              -------------------------------------------------
                                                           Unrealized    Unrealized     Fair
                                                 Cost         Gains        Losses       Value
                                              -----------------------    ----------------------
                                                               (in thousands)
                                              -------------------------------------------------

Preferred stocks in good standing             $ 22,764        $   929       $   146    $ 23,547
  Other preferred stocks                         2,094              -           844       1,250
                                              --------        -------       -------    --------
    Total preferred stocks                    $ 24,858        $   929       $   990    $ 24,797
                                              ========        =======       =======    ========
Common stock                                  $138,817        $41,775       $10,629    $169,963
Subsidiaries                                    37,573         21,240        12,572      46,241
                                              --------        -------       -------    --------
    Total common stock                        $176,390        $63,015       $23,201    $216,204
                                              ========        =======       =======    ========

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

                                                                   1997
                                              -------------------------------------------------
                                                           Unrealized    Unrealized     Fair
                                                 Cost         Gains        Losses       Value
                                              -----------------------    ----------------------
                                                               (in thousands)
                                              -------------------------------------------------

Preferred stocks in good standing             $ 14,808        $   873       $    16    $ 15,665
  Other preferred stocks                         2,000              -           690       1,310
                                              --------        -------       -------    --------
    Total preferred stocks                    $ 16,808        $   873       $   706    $ 16,975
                                              ========        =======       =======    ========
Common stock                                  $114,837        $22,991       $ 5,008    $136,820
Subsidiaries                                    33,037         21,043        11,295      42,785
                                              --------        -------       -------    --------
    Total common stock                        $147,874        $44,034       $16,303    $179,605
                                              ========        =======       =======    ========

Proceeds from sales of investments in equity securities during 1998, 1997 and 1996 were $119,711,000, $122,354,000 and $115,370,000, respectively. Gross gains of $22,175,000, $19,599,000 and $22,663,000 and gross losses of $6,390,000,
$13,127,000 and $2,464,000 were realized on these sales in 1998, 1997 and 1996, respectively. Net investment income consisted of the following for the years ended December 31,:


                                             1998          1997          1996
                                           --------      --------      --------
Debt securities                            $111,621      $108,148      $103,347
Equity securities                             5,370        13,717         6,164
Mortgage loans                               13,814        14,733        17,650
Rental income from real estate                  229           500         1,427
Policy loans                                  4,811         4,647         4,504
Other invested assets                         1,242           905         1,874
Short-term investments                        2,597         3,225         2,442
                                           --------      --------      --------
Gross investment income                     139,684       145,875       137,408
Investment expense                             (960)       (2,066)       (2,757)
                                           --------      --------      --------
Net investment income                      $138,724      $143,809      $134,651
                                           ========      ========      ========

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

3. Fair Value of Financial Instruments:

The following sets forth the fair values of the Company's financial instruments.

                                                      1998                       1997
                                              -------------------------------------------------
                                               Carrying       Fair        Carrying      Fair
                                                Value         Value        Value        Value
                                              -----------------------    ----------------------
                                                   (in thousands)             (in thousands)
                                              -------------------------------------------------

Assets
   Debt securities                            $1,459,357   $1,521,209   $1,401,436   $1,462,823
   Preferred and common stock                    193,977      194,760      152,938      153,795
   Mortgage loans, net                           148,623      158,136      159,861      168,818
   Cash and temporary investments                 42,064       42,064       42,534       42,534
                                              ----------   ----------   ----------   ----------
      Total assets                            $1,844,021   $1,916,169   $1,756,769   $1,827,970
                                              ==========   ==========   ==========   ==========
Liabilities
   Investment-type contract reserves           1,172,653    1,111,851    1,151,598    1,071,801
                                              ----------   ----------   ----------   ----------
      Total liabilities                       $1,172,653   $1,111,851   $1,151,598   $1,071,801
                                              ==========   ==========   ==========   ==========

Fair values for debt, equity and short-term investment securities are based on quoted market prices.

The fair values of mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans collateralized by properties with similar investment risk. The fair values for mortgage loans in default are established at the lower of the fair market value of the related underlying collateral or carrying value of the loan.

The Company believes it is not practicable to estimate the fair value of policy loans. These assets, totaling $77,236,000 at December 31, 1998, are carried at their aggregate unpaid principal balances. Estimation of the fair value is not practicable as the loans have no stated maturity and are an integral part of the related insurance contracts.

Certain reserves for investment-type insurance contracts do not include mortality or morbidity risk. Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company's overall management of interest rate risk.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

The Company believes that all individual annuity contracts which are in the cash value fund accumulation phase prior to annuitization represent investment-type insurance contracts. The fair values for these contracts have been estimated as the carrying values in the balance sheet less any applicable surrender charges. It also believes the single premium immediate annuities without life contingencies represent investment contracts. The fair value of these annuities is estimated by recalculating the reserve at a reinvestment interest rate determined from Asset/Liability matching.

Interest changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions which may prevent timely adjustment. The Company's Management constantly monitors interest rates with respect to a spectrum of durations and sells annuities that permit flexible responses to interest rate changes as part of the Company's management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

4. Related Party Transactions:

The Company is a party to service agreement with Western and Southern for the performance of certain legal services, investment advisory and data processing functions for the Company. The Company paid $8,537,000, $7,175,000 and $5,760,000 in 1998, 1997 and 1996, respectively, for these services.

The Company has entered into an agreement with Western and Southern where the Company reinsured the liabilities of, and began servicing and administering the former business of Columbus Mutual Life Insurance Company (Columbus Mutual), a former affiliate of Western and Southern which merged with Western and Southern. The agreement is anticipated to last until all obligations for policies issued by Columbus Mutual are settled. Reserves reflected on the Company's balance sheets for policies and contracts included under the Agreement are:
                                                            December 31,
                                                            ------------
                                                            1998        1997
                                                       ---------   ---------
                                                           (in thousands)
                                                       ---------------------

Life and annuity reserves                              $ 903,045   $ 938,017
Accident and health reserves                              13,507           -

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

5. Federal Income Taxes:

Following is a reconciliation between the amount of tax computed at the federal statutory rate of 35% and the federal income tax provision (exclusive of taxes related to capital gains or losses) reflected in the summaries of operations:

                                                1998        1997        1996
                                           ---------   ---------   ---------
                                                     (in thousands)
                                           ---------------------------------

Income tax computed at statutory rate       $ 10,164    $ 12,206     $ 8,910
Increase (decrease) in taxes
resulting from:

Adjustments to statutory reserves
for tax purposes                               1,835       1,989       2,306
Deferred acquisition costs recorded
for tax purposes                               1,495       1,719       1,727
Amortization of IMR                           (1,505)     (1,284)     (1,001)
EDP conversion cost expense                        -           -          56
Bond discount accrual                         (1,011)       (726)       (760)
Charitable contribution                            -           -      (1,733)
Dividend received deduction                        -      (3,500)     (1,225)
Changes in prior period estimates             (7,815)        729      (3,129)
Other                                          3,075         (54)        559
                                           ---------   ---------   ---------
Federal income taxes                         $ 6,238    $ 11,079     $ 5,713
                                           =========   =========   =========

6. Dividend Restrictions:

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure, without prior approval of the regulators, to the greater of ten percent of statutory surplus or the prior year statutory net gain from operations. As of December 31, 1998, the Company has approximately $33,917,000 available for payment of dividends to Western and Southern without further approval of the regulators. No dividends were paid to Western and Southern in 1998, 1997 and 1996.

7. Contingencies:

The Company is currently a defendant in various lawsuits which allege improper sales practices by the Company. Recently a nationwide class was certified in one of these cases. The terms of the class are still uncertain; however, the Company intends to vigorously appeal the certification. At this point in time, management is unable to estimate the potential outcome of the lawsuits.

Columbus Life Insurance Company
(a wholly-owned subsidiary of The Western and Southern Life Insurance Company) Notes to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

8. Regulatory Restrictions:

The Company is required by statutory regulations to meet minimum risked-based capital standards. Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. At December 31, 1998 and 1997, the Company exceeded the minimum risk-based capital standards required.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

                                      GLOSSARY

Account Value               The sum of the value of your investments in the
                            Sub-Accounts, the value of your investments in the
                            Fixed Account and the value of your Loan Account.
Accumulation Unit           A unit of measure used to calculate a Policyholder's
                            share of a Sub-Account.
Accumulation Unit Value     The dollar value of an Accumulation Unit in a
                            Sub-Account.
Attained Age                We determine the Attained Age of the Insured at
                            various times for various reasons.
                            o   At the time we issue your Policy, the Insured's
                                Attained Age is the Insured's age on the Policy Date.
                            o   After we issue your Policy, the Insured's
                                Attained Age generally is the Insured's age on the last Policy Anniversary on or before the Monthly Anniversary Date.


                            o   If you increase the Specified Amount after
                                we issue your Policy, the Insured's Attained
                                Age, for purposes of determining cost of
                                insurance charges applicable to the
                                increase, is the Insured's age on the
                                last anniversary of the increase on or before
                                that Monthly Anniversary  Day.
Beneficiary                     The person or persons you have
                                named to receive the Death
                                Proceeds when the Insured dies.

Cash Surrender Value            The Account Value minus any surrender charge.
Columbus Life, we, us           Columbus Life Insurance Company.
and our

Contingent Beneficiary          The person or persons you have named to receive
                                the Death Proceeds when no Beneficiaries remain alive and the Insured dies.

Death Benefit                   The amount we pay to the Beneficiary under the
                                Policy when the Insured dies.


Death Proceeds                  Death Benefit plus any insurance on the
                                Insured's life that was provided by riders to your Policy.


Fixed Account                   An investment option that provides a fixed rate
                                of interest.

Fund A Fund is a series of a registered management investment company. Each Sub-Account invests in a Fund that has the same investment objective as the Sub-Account.

Indebtedness                    The sum of the value of your Loan
                                Account plus accrued and unpaid
                                interest on the loan.

Insured                         The person on whose life we
                                provide insurance coverage under
                                your Policy.
Loan Account                    The portion of your Account Value that is
                                collateral for your loans.
Minimum Issue Limit             The minimum amount of insurance you must
                                purchase and maintain. If the Insured is in a standard premium class, the Minimum Issue
                                Limit is $25,000. If the Insured
                                is in a preferred premium class,
                                the Minimum Issue Limit is $100,000.


Monthly Anniversary Day         The date each month on which we deduct the
                                Monthly Deduction and Monthly Expense Charge.
                                This is generally the same date each month as
                                the Policy Date, so long as that date is a day
                                on which processing occurs.
Monthly Deduction               The Monthly Deduction includes the amount
                                deducted for the cost of insurance charge plus
                                the cost of any additional benefits provided
                                under your Policy by rider.
Monthly Expense Charge          The Monthly Expense Charge covers the cost of
                                administering your Policy.
Net Cash Surrender Value        Your Account Value minus any surrender charge
                                and any Indebtedness.
Net Premiums                    The amount of premium payment you paid less
                                the premium expense charge and less the tax
                                charges.
Payee                           The person who actually receives
                                the payment of proceeds from us
                                under one of the Income Plans.
                                Depending on the circumstances,
                                the Payee might mean you, the
                                Beneficiary, the Contingent
                                Beneficiary, your estate or
                                another designated person.
Policy                          The Columbus Life Flexible
                                Premium Variable Universal Life
                                Policy, including the application
                                and any amendments, any
                                supplemental application, riders
                                or endorsements.
Policy Anniversary              The same date each year as the Policy Date.
Policy Date                     The date from which Policy months, years and
                                anniversaries are measured.

Policy Schedule                 The schedule that begins on page 3 of your
                                Policy. It contains specific information about
                                your Policy such as the Specified Amount, your
                                planned premium, the death benefit option you
                                selected, required payments for guaranteed
                                continuation of your Policy and the maximum
                                amounts of various charges.
Policy Year                     A year that starts on the your Policy Date or
                                an anniversary of your Policy Date.
Separate Account 1              A separate account of Columbus Life Insurance
                                Company that supports your Policy.
Specified Amount                The amount of insurance coverage provided by
                                the Policy.
Sub-Accounts                    A division of Separate Account 1. Each
                                Sub-Account invests in a Fund, which has the same investment objective as the Sub-Account.


Surrender Charge                If the Specified Amount of your Policy
                                decreases, you will pay a surrender charge under certain circumstances.

                                     BACK COVER

This booklet contains the Columbus Life Flexible Premium Variable Universal Life Insurance Prospectus and the current prospectuses of AIM Variable Insurance Funds, Inc., The Alger American Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust and Touchstone Variable Series Trust. You should rely only on the information contained in the Policy (including any attached riders or endorsements), these prospectuses or our approved sales literature.

No one is authorized to give any information or make any representation other than those contained in the Policy (including any attached riders or endorsements), these prospectus or our approved sales literature.

                                     PART II

              INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Information and Undertaking Pursuant to Rule 484(b)(1) under the Securities Act of 1933


The Code of Regulations of Columbus Life Insurance Company provides in Article VI that:

                                   ARTICLE VI
                          Indemnification and Insurance

         Section 1. Indemnification. To the fullest extent not prohibited by applicable law, the corporation shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the corporation, or, at the direction or request of the corporation, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, ,that the directors, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

         Any director who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action , suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the corporation in any matter and who shall be selected by all of the officers and directors of the corporation who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Articles of Incorporation, this Code of Regulations, any agreement, any insurance purchased by the corporation, vote of shareholders or otherwise.

         Section 2. Insurance. The Board of Directors of the corporation may secure and maintain such policies of insurance as it may consider appropriate to insure any person who is serving or has served as a director, officer or employee of the corporation, or who is serving or has served at the request of the corporation as a director, trustee, officer, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture, or other entity or enterprise including any employee benefit plan against any liability asserted against and incurred by such person.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted under Policies Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Columbus Life Insurance Company represents that, with respect to the Policies registered with the Securities and Exchange Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in the Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Columbus Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet

         Reconciliation and tie between the Items in Form N-8B-2 and the Prospectus


         The Prospectus consisting of 129 pages


         The undertaking to file reports

         Other undertakings and representations

         The signatures

         Written consents filed herewith

         The following exhibits:

          1. Exhibits required by Article IX, paragraph A, of Form N-8B-2:


               (1) Resolution of Board of Directors of the Columbus Life Insurance Company dated September 10, 1998 authorizing the establishment of the Separate Account previously filed on May 14, 1999 as Exhibit 1.(1) to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

               (2)  Not applicable

               (3)  (a) Form of Distributor Agreement between the Columbus Life
                        Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc. filed herewith

                    (b) Specimen of typical agreement(s) between Touchstone
                        Securities, Inc. and dealers, managers, sales supervisors and salesmen

                    (c) Not applicable

               (4)  Not applicable

               (5)  (a) Form of Columbus Life Flexible Premium Variable
                        Universal Life Insurance Policy filed herewith

                    (b) Form of Disability Credit Rider filed herewith

                    (c) Form of Children's Term Rider filed herewith

                    (d) Form of Accidental Death Rider filed herewith

                    (e) Form of Accelerated Death Benefit Rider filed herewith

                    (f) Form of Insured Insurability Rider filed herewith

                    (g) Form of Other Insured Term Rider filed herewith

               (6)  (a) (i) Certificate of Incorporation of the Columbus Life
                            Insurance Company filed herewith

                       (ii) Certificate of Amendment of Articles of
                            Incorporation of Columbus Life Insurance Company filed herewith

                    (b) Code of Regulations of the Columbus Life Insurance Company filed herewith

               (7)  Not applicable

               (8)  (a)    Participation Agreement by and among AIM Variable
                           Insurance Funds, Inc., Columbus Life Insurance
                           Company, on behalf of itself and its separate accounts, and Touchstone Securities, Inc. filed herewith

                    (b) Agreement with respect to Trademarks and Fund Names between AIM Management Group Inc. and Columbus Life Insurance Company filed herewith

                    (c) Administrative Services Agreement between Columbus Life Insurance Company and AIM Advisors, Inc. filed herewith

                    (d) Participation Agreement by and among The Alger American Fund, Columbus Life Insurance Company on its own behalf and on behalf of its Separate Account 1 and Fred Alger & Company filed herewith

                    (e) Service Agreement between Fred Alger Management, Inc. and Columbus Life Insurance Company filed herewith

                    (f) Participation Agreement among MFS Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company filed herewith

                    (g) Participation Agreement among Columbus Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC filed herewith

                    (h) Services Agreement between Pacific Investment Management Company and Columbus Life Insurance Company filed herewith

                    (i) Form of Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust filed herewith

               (9)         Not applicable

               (10) (a) Form of Columbus Life Insurance Company Application for Life Insurance filed herewith

                    (b) Form of Columbus Life Insurance Company Supplement to Application for Life Insurance to be Completed When Applying for Flexible Premium Variable Universal Life filed herewith

               (11) Description of Issuance, Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies for Columbus Life Flexible Premium Variable Universal Life Insurance Policies Offered by Columbus Life Insurance Company Separate Account 1 of Columbus Life Insurance Company filed herewith

          2.   Opinion and Consent of Counsel filed herewith

          3.   None

          4.   Not Applicable

          5.   Not required

          99.(1) Actuarial Opinion and Consent filed herewith

          99.(2) Consent of PricewaterhouseCoopers LLP filed herewith

          99.(3) Powers of Attorney previously filed on May 14, 1999 as Exhibit
               99.(3) to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Columbus Life Insurance Company Separate Account 1, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Cincinnati and State of Ohio, on the 2 day of August, 1999.

                                    COLUMBUS LIFE INSURANCE COMPANY
                                    SEPARATE ACCOUNT 1

                                    By:     COLUMBUS LIFE INSURANCE COMPANY


                                  By:     /s/ Lawrence L. Grypp
                                          Lawrence L. Grypp
                                          President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                    Principal Executive Officer:



                                    /s/ Lawrence L. Grypp
                                    Lawrence L. Grypp
                                    President and Chief Executive Officer
                                    August 2, 1999

                                    Principal Accounting and Financial Officer:



                                    /s/ Robert L. Walker
                                    Robert L. Walker
                                    Chief Financial Officer
                                    August 2, 1999

                                    Directors:
                                    William J. Williams*
                                    John H. Barrett*
                                    Paul H. Amato*
                                    James N. Clark*
                                    Robert C. Savage*
                                    Ralph E. Waldo*

                                    *By:   /s/ Robert L. Walker
                                           Robert L. Walker
                                           as attorney in fact for each Director
                                           August 2, 1999